As filed with the Securities and Exchange Commission on January 6, 2005.
                                               Commission File Nos. 333-______
                                                                    811-08401

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933                                         [ X ]

Pre-Effective Amendment No.                                        [   ]

Post-Effective Amendment No.                                       [   ]

                                     and/or

REGISTRATION STATEMENT UNDER
THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 54                                                   [ X ]

                            JNLNY Separate Account I
                           (Exact Name of Registrant)

               Jackson National Life Insurance Company of New York
                               (Name of Depositor)

                             2900 Westchester Avenue
                            Purchase, New York 10577
              (Address of Depositor's Principal Executive Offices)

        Depositor's Telephone Number, including Area Code: (888) 367-5651

                              Thomas J. Meyer, Esq.
              Senior Vice President, Secretary and General Counsel
                     Jackson National Life Insurance Company
                                 1 Corporate Way
                                Lansing, MI 48951
                     (Name and Address of Agent for Service)

                                    Copy to:
                        John S. (Scott) Kreighbaum, Esq.
                     Jackson National Life Insurance Company
                                 1 Corporate Way
                                Lansing, MI 48951


Approximate date of proposed public offering: Upon the effective date of this Registration Statement - April 11, 2005 requested.

The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                              PERSPECTIVE B SERIES

           MODIFIED SINGLE PREMIUM FIXED AND VARIABLE DEFERRED ANNUITY

                                    ISSUED BY
       JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK(SM) AND THROUGH
                            JNLNY SEPARATE ACCOUNT I



THE DATE OF THIS PROSPECTUS IS ________, 2005, which states the information about the Separate Account, the Contract, and Jackson National Life of NY you should know before investing. This information is meant to help you decide if the Contract will meet your needs. Please carefully read this prospectus and any related documents and keep everything together for future reference. Additional information about the Separate Account can be found in the statement of additional information (SAI) dated ________, 2005 that is available upon request without charge. To obtain a copy, contact us at our:

                        ANNUITY SERVICE CENTER
                        P.O. BOX 378004
                        DENVER, COLORADO 80237-8004
                        1-800-599-5651
                        CONTACTUS@JNLNY.COM
                        WWW.JNLNY.COM

This prospectus also describes a variety of optional features, not all of which may be available at the time you are interested in purchasing a Contract, as we reserve the right to prospectively restrict availability of the optional features. Broker-dealers selling the Contracts may limit the availability of an optional feature. Ask your representative about what optional features are or are not offered. If a particular optional feature that interests you is not offered, you may want to contact another broker-dealer to explore its availability. In addition, not all optional features may be available in combination with other optional features, as we also reserve the right to prospectively restrict the availability to elect certain features if certain other optional features have been elected. Please confirm that you have the most current prospectus and supplements to the prospectus that describe the current availability and any restrictions on the optional features.

Expenses for a Contract with a Contract Enhancement will be higher than those for a Contract without a Contract Enhancement, and in some cases the amount of a Contract Enhancement may be more than offset by those expenses.

We offer other variable annuity products that offer different product features, benefits and charges.

The SAI is incorporated by reference into this prospectus, and its table of contents begins on page 63. The prospectus and SAI are part of the registration statement that we filed with the Securities and Exchange Commission (SEC) about this securities offering. The registration statement, material incorporated by reference, and other information is available on the website the SEC maintains (http://www.sec.gov) regarding registrants that make electronic filings.


--------------------------------------------------------------------------------
NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED THROUGH THIS PROSPECTUS DISCLOSURE. IT IS A CRIMINAL OFFENSE TO REPRESENT OTHERWISE. WE DO NOT INTEND FOR THIS PROSPECTUS TO BE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THIS IS NOT PERMITTED.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
        o Not FDIC/NCUA insured o Not Bank/CU guaranteed o May lose value
               o Not a deposit o Not insured by any federal agency
--------------------------------------------------------------------------------

* THE CONTRACT MAKES AVAILABLE FOR ALLOCATION FIXED AND VARIABLE OPTIONS. THE VARIABLE OPTIONS AVAILABLE ARE INVESTMENT DIVISIONS OF THE SEPARATE ACCOUNT, EACH OF WHICH INVESTS IN ONE OF THE FOLLOWING FUNDS - ALL CLASS A SHARES (THE "FUNDS"):

JNL SERIES TRUST

JNL/AIM Large Cap Growth Fund
JNL/AIM Small Cap Growth Fund
JNL/Alger Growth Fund
JNL/Alliance Capital Growth Fund
JNL/Eagle Core Equity Fund
JNL/Eagle SmallCap Equity Fund
JNL/FMR Balanced Fund
JNL/FMR Capital Growth Fund
JNL/JPMorgan International Value Fund
JNL/Lazard Mid Cap Value Fund
JNL/Lazard Small Cap Value Fund
JNL/Mellon Capital Management S&P 500 Index Fund
JNL/Mellon Capital Management S&P 400 MidCap Index Fund
JNL/Mellon Capital Management Small Cap Index Fund
JNL/Mellon Capital Management International Index Fund
JNL/Mellon Capital Management Bond Index Fund
JNL/Mellon Capital Management Enhanced S&P 500 Stock Index Fund
JNL/Oppenheimer Global Growth Fund
JNL/Oppenheimer Growth Fund
JNL/PIMCO Total Return Bond Fund
JNL/Putnam Equity Fund
JNL/Putnam International Equity Fund
JNL/Putnam Midcap Growth Fund
JNL/Putnam Value Equity Fund
JNL/Salomon Brothers High Yield Bond Fund
JNL/Salomon Brothers Strategic Bond Fund
JNL/Salomon Brothers U.S. Government & Quality Bond Fund
JNL/Select Balanced Fund
JNL/Select Global Growth Fund
JNL/Select Large Cap Growth Fund
JNL/Select Money Market Fund
JNL/Select Value Fund
JNL/T. Rowe Price Established Growth Fund
JNL/T. Rowe Price Mid-Cap Growth Fund
JNL/T. Rowe Price Value Fund
JNL/S&P Managed Conservative Fund
JNL/S&P Managed Moderate Fund
JNL/S&P Managed Moderate Growth Fund
JNL/S&P Managed Growth Fund
JNL/S&P Managed Aggressive Growth Fund

JNLNY VARIABLE FUND I LLC

JNL/Mellon Capital Management The DowSM 10 Fund
JNL/Mellon Capital Management The S&P(R) 10 Fund
JNL/Mellon Capital Management Global 15 Fund
JNL/Mellon Capital Management 25 Fund
JNL/Mellon Capital Management Select Small-Cap Fund
JNL/Mellon Capital Management NASDAQ(R) 15 Fund
JNL/Mellon Capital Management Value Line(R) 25 Fund

JNL VARIABLE FUND LLC

JNL/Mellon Capital Management JNL 5 Fund
JNL/Mellon Capital Management VIP Fund
JNL/Mellon Capital Management Communications Sector Fund
JNL/Mellon Capital Management Consumer Brands Sector Fund
JNL/Mellon Capital Management Energy Sector Fund
JNL/Mellon Capital Management Financial Sector Fund
JNL/Mellon Capital Management Pharmaceutical/Healthcare Sector Fund JNL/Mellon Capital Management Technology Sector Fund

THESE FUNDS ARE NOT THE SAME MUTUAL FUNDS THAT YOU WOULD BUY THROUGH YOUR STOCKBROKER OR A RETAIL MUTUAL FUND. THE PROSPECTUSES FOR THESE FUNDS ARE ATTACHED TO THIS PROSPECTUS.

"JNL(R)," "Jackson National(R)" and "Jackson National Life(R)" are trademarks of Jackson National Life Insurance ComPANY.

"Standard & Poor's(R)," "S&P(R)," "S&P 500(R)," "Standard & Poor's 500," "500,"
"Standard & Poor's MidCap 400" and "S&P MidCap 400" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Jackson National Life Insurance Company. These Funds are not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in these Funds. Please see the Statement of Additional Information which sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P. The JNL/Mellon Capital Management The S&P(R) 10 Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in this Fund. Please see the Statement of Additional Information which sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P.

"Dow Jones," "Dow Jones Industrial AverageSM," "DJIASM," "The DowSM" and "The Dow 10SM Index" are service marks of Dow Jones & Company, Inc. (Dow Jones) and have been licensed for use for certain purposes by Jackson National Life Insurance Company. Dow Jones has no relationship to the annuity and Jackson National Life Insurance Company, other than the licensing of the Dow Jones Industrial Average (DJIA) and its service marks for use in connection with the JNL/Mellon Capital Management The DowSM 10 Fund. Please see Appendix A for additional information. The JNL/Mellon Capital Management The DowSM 10 Fund is not sponsored, endorsed, sold or promoted by Dow Jones, and Dow Jones makes no representation regarding the advisability of investing in such product.

The Product(s) is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the CORPORATIONS). The Corporations have not passed on the legality or suitability of or the accuracy or adequacy of descriptions and disclosures relating to the Product(s). The Corporations make no representation or warranty, express or implied to the owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to Jackson National Life Insurance Company (LICENSEE) is in the licensing of the Nasdaq-100(R), Nasdaq-100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee or the Product(s). Nasdaq has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT(S) OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"The Nasdaq-100(R)," "Nasdaq-100 Index(R)," "Nasdaq Stock Market(R)" and "Nasdaq" are trade or service marks of The Nasdaq, Inc. (WHIch with its affiliates are the "Corporations") and have been licensed for use by Jackson National Life Insurance Company. The JNL/Mellon Capital Management NASDAQ(R) 15 Fund has not passed on the Corporations as to its legality or suitability. The JNL/Mellon Capital Management NASDAQ(R) 15 Fund is not issued, endorsed, sponsored, managed, sold or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE JNL/MELLON CAPITAL MANAGEMENT NASDAQ(R) 15 FUND.

"Value Line(R)," "The Value Line Investment Survey" and "Value Line TimelinessTM Ranking System" are trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to Jackson National Life Insurance Company. The JNL/Mellon Capital Management Value Line(R) 25 Fund is not sponsored, recommended, sold or promoted by Value Line Publishing, Inc., Value Line, Inc. or Value Line Securities, Inc. ("Value Line"). Value Line makes no representation regarding the advisability of investing in the JNL/Mellon Capital Management Value Line(R) 25 Fund. Jackson National Life Insurance Company is not affiliated with any Value Line Company.


                                                           TABLE OF CONTENTS

GLOSSARY..........................................................................................................1

KEY FACTS.........................................................................................................2

FEES AND EXPENSES TABLES..........................................................................................4

THE ANNUITY CONTRACT.............................................................................................11

JACKSON NATIONAL LIFE OF NY......................................................................................11

THE FIXED ACCOUNT................................................................................................12

THE SEPARATE ACCOUNT.............................................................................................13

INVESTMENT DIVISIONS.............................................................................................13

CONTRACT CHARGES.................................................................................................23

PURCHASES .......................................................................................................31

TRANSFERS AND FREQUENT TRANSFER RESTRICTIONS.....................................................................35

TELEPHONE AND INTERNET TRANSACTIONS..............................................................................36

ACCESS TO YOUR MONEY.............................................................................................38

INCOME PAYMENTS (THE INCOME PHASE)...............................................................................45

DEATH BENEFIT....................................................................................................50

TAXES............................................................................................................54

OTHER INFORMATION................................................................................................58

PRIVACY POLICY...................................................................................................60

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION.....................................................62

APPENDIX A (about Dow Jones)....................................................................................A-1

APPENDIX B (about Contract Enhancement recapture charges).......................................................B-1

APPENDIX C (GMWB examples)......................................................................................C-1

APPENDIX D (5% for Life GMWB examples)..........................................................................D-1

APPENDIX E (4% for Life GMWB examples)..........................................................................E-1

                                    GLOSSARY


THESE TERMS ARE CAPITALIZED WHEN USED THROUGHOUT THIS PROSPECTUS BECAUSE THEY HAVE SPECIAL MEANING. IN READING THIS PROSPECTUS, PLEASE REFER BACK TO THIS GLOSSARY IF YOU HAVE ANY QUESTIONS ABOUT THESE TERMS.

ACCUMULATION UNIT - a unit of measure we use to calculate the value in an Investment Division prior to the Income Date.

AGGREGATE NET PREMIUM - a measurement we use in determining the applicable Mortality and Expense Risk Charge. Aggregate Net Premium is your initial premium payment in purchasing the Contract. Aggregate Net Premium will also include the sum of the Contract Values of your Qualifying Contracts with the Rights of Accumulation.

ANNUITANT - the natural person on whose life annuity payments for this Contract are based. The Contract allows for the naming of joint annuitants. Any reference to Annuitant includes any joint Annuitants.

ANNUITY UNIT - a unit of measure we use in calculating the value of a variable annuity payment on and after the Income Date.

BENEFICIARY - the natural person or legal entity designated to receive any Contract benefits upon the Owner's death. The Contract allows for the naming of multiple beneficiaries.

COMPLETED YEAR - the succeeding twelve months from the date on which we receive a premium payment.

CONTRACT - the individual deferred variable and fixed annuity contract and any optional endorsements you may have selected.

CONTRACT ANNIVERSARY - each one-year anniversary of the Contract's Issue Date.

CONTRACT ENHANCEMENT - a credit that we will make to each premium payment you make during the first Contract Year.

CONTRACT VALUE - the sum of your allocations between the Contract's Fixed Account and Investment Divisions.

CONTRACT YEAR - the succeeding twelve months from a Contract's Issue Date and every anniversary.

INTEREST RATE ADJUSTMENT - an adjustment to the Contract Value allocated to the Fixed Account that is withdrawn, transferred, or annuitized before the end of the specified period.

FIXED ACCOUNT - part of our General Account to which the Contract Value you allocate is guaranteed to earn a stated rate of return over a specified period.

GENERAL ACCOUNT - the General Account includes all our assets, including any Contract Value you allocated to the Fixed Account, which are available to our creditors.

GOOD ORDER - when our administrative requirements are met for any requested action or change, including that we have received sufficient supporting documentation.

INCOME DATE - the date on which you begin receiving annuity payments.

ISSUE DATE - the date your Contract is issued.

INVESTMENT DIVISION - one of multiple variable options of the Separate Account to allocate your Contract's value, each of which exclusively invests in a different available fund. The Investment Divisions are referred to as variable because the return on investment is not guaranteed.

JACKSON NATIONAL LIFE OF NY, JNLNY, WE, OUR, OR US - Jackson National Life Insurance Company of New York. (We do not capitalize "we," "our," or "us" in the prospectus.)

OWNER, YOU OR YOUR - the natural person or legal entity entitled to exercise all rights and privileges under the Contract. Usually, but not always, the Owner is the Annuitant. The Contract allows for the naming of joint owners. (We do not capitalize "you" or "your" in the prospectus.) Any reference to the Owner includes any joint Owners.

QUALIFYING CONTRACTS - certain other JNL-issued contracts that are eligible for consideration with the Rights of Accumulation and you have requested to be included.

RIGHTS OF ACCUMULATION - the right to have the value of your Qualifying Contracts included in determining the applicable Mortality and Expense Risk Charge for the Contract.

SEPARATE ACCOUNT - JNLNY Separate Account I.

                                    KEY FACTS

THE IMMEDIATELY FOLLOWING TWO SECTIONS BRIEFLY INTRODUCE THE CONTRACT (AND ITS BENEFITS AND FEATURES) AND ITS COSTS; HOWEVER, PLEASE CAREFULLY READ THE WHOLE PROSPECTUS AND ANY RELATED DOCUMENTS BEFORE PURCHASING THE CONTRACT TO BE SURE THAT IT WILL MEET YOUR NEEDS.

--------------------------------------------------------------------------------
ALLOCATION OPTIONS

The Contract makes available a Fixed Account and Investment Divisions for allocation of your premium payments and Contract Value. Allocations to the Fixed Account for a specified period of one year may remain for one year, and we may require equal monthly transfers to the Investment Divisions during the time. For more information about the Fixed Account, please see "THE FIXED ACCOUNT" beginning on page 12. For more information about the Investment Divisions, please see "INVESTMENT DIVISIONS" beginning on page 13.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
INVESTMENT PURPOSE

The Contract is intended to help you save for retirement or another long-term investment purpose. The Contract is designed to provide tax deferral on your earnings, if it not issued under a qualified retirement plan. Qualified plans confer their own tax deferral. For more information, please see "TAXES" beginning on page 54.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
FREE LOOK

If you change your mind about having purchased the Contract, you may return it without penalty. There are conditions and limitations. For more information, please see "FREE LOOK" beginning on page 59.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
PURCHASES

The Contract is a modified single premium contract. We will only accept premium payments during the first Contract Year. There are minimum and maximum premium requirements. You may elect to receive a credit on your premium payments during the first Contract Year, subject to conditions and limitations. The Contract also has a premium protection option, namely the Capital Protection Program. For more information, please see "PURCHASES" beginning on page 31.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
WITHDRAWALS

Before the Income Date, there are a number of ways to access your Contract Value, sometimes subject to a charge or adjustment, particularly during the early Contract Years. There are also a number of optional withdrawal benefits available. The Contract has a free withdrawal provision and waives the charges and adjustments in the event you may require extended care. For more information, please see "ACCESS TO YOUR MONEY" beginning on page 38.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
INCOME PAYMENTS

There are a number of income options available, including an optional, guaranteed minimum income benefit. For more information, please see "INCOME PAYMENTS (THE INCOME PHASE)" beginning on page 45.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
DEATH BENEFIT

The Contract has a death benefit that becomes payable if you die before the Income Date. Optional death benefits are also available. For more information, please see "DEATH BENEFIT" beginning on page 50.
--------------------------------------------------------------------------------

                            FEES AND EXPENSES TABLES

THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN PURCHASING, OWNING AND SURRENDERING THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU PURCHASE THE CONTRACT, SURRENDER THE CONTRACT OR TRANSFER CASH VALUE BETWEEN INVESTMENT OPTIONS.


-------------------------------------------------------------------------------------------------------------------
                                        OWNER TRANSACTION EXPENSES

Front-end Sales Load...........................................................................................None

Maximum Withdrawal Charge (as a percentage of premium surrendered, if applicable)/1/.............................7%

Maximum Contract Enhancement Recapture Charge (as a percentage of the corresponding first year premium payments withdrawn if an optional Contract Enhancement is selected)/2/...............................................3%

         Completed Years Since
              Receipt of Premium            0        1        2        3        4       5        6        7+
         ---------------------------------------------------------------------------------------------------
         With 2% Credit                     2%       2%       1.25%    1.25%    0.5%    0        0        0
         With 3% Credit                     3%       3%       2%       2%       2%      1%       1%       0
         With 4% Credit                     4%       4%       2.5%     2.5%     2.5%    1.25%    1.25%    0

Maximum Premium Taxes (as a percentage of each premium payment)..................................................2%

Transfer Charge (per transfer after 15 in a Contract Year)/3/...................................................$25

Expedited Delivery Charge/4/.................................................................................$22.50
-------------------------------------------------------------------------------------------------------------------

1    There may be a withdrawal charge on these withdrawals of Contract Value:
     withdrawals in excess of the free withdrawal amount; a total withdrawal;
     and withdrawals on an Income Date that is within one year of the Issue
     Date. The withdrawal charge is based on a schedule with the withdrawal charge lasting six Completed Years, and an optional withdrawal charge schedule (that is shorter) is available:

         Completed Years Since
              Receipt of Premium            0        1        2        3        4       5        6+
         ------------------------------------------------------------------------------------------
         Base Withdrawal Charge             5%       4%       3%       3%       2%      1%       0
         Optional Four-year Schedule        4.5%     3%       1.75%    1.25%    0       0        0

2 Contract Enhancements are subject to the recapture charge schedule that is based on Completed Years and depends on your Contract Enhancement. There may be a recapture charge on these withdrawals of Contract Value with a Contract Enhancement if the Contract is returned during the free look period; withdrawals in excess of the free withdrawal amounts; withdrawals that exceed the minimum distribution requirements of the Internal Revenue Code; a total withdrawal; and withdrawals on an Income Date that is within one year of the Issue Date.

3 We do not count transfers in conjunction with Dollar Cost Averaging, Earnings Sweep and Rebalancing, and any required automatic transfers from the Fixed Account.

4 For overnight delivery on Saturday; otherwise, the overnight delivery charge is $10 for withdrawals. We also charge $20 for wire transfers in connection with withdrawals.

THE NEXT TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING THE FUNDS' FEES AND EXPENSES.

--------------------------------------------------------------------------------------------------------------------
                                              PERIODIC EXPENSES

FOR BASE CONTRACT

Annual Contract Maintenance Charge/5/...........................................................................$30

Separate Account Annual Expenses (as an annual percentage of the average daily account value of the Investment
Divisions)....................................................................................................1.65%

    ---------------------------------------------------------------------------------------------------------
     Mortality And Expense Risk Charge/6/..............................................................1.50%
     Administration Charge.............................................................................0.15%
    ---------------------------------------------------------------------------------------------------------
         Total Separate Account Annual Expenses........................................................1.65%
    ---------------------------------------------------------------------------------------------------------

FOR OPTIONAL ENDORSEMENTS (AS AN ANNUAL PERCENTAGE OF THE AVERAGE DAILY ACCOUNT
VALUE OF THE INVESTMENT DIVISIONS, UNLESS OTHERWISE NOTED) (YOU MAY ONLY SELECT
ONE OF EACH GROUPING, UNLESS OTHERWISE NOTED.)/7/

-------------------------------------------------------------------------------------------------------------------
4% Contract Enhancement Maximum Annual Charge/8/..............................................................0.56%
3% Contract Enhancement Maximum Annual Charge/8/..............................................................0.42%
2% Contract Enhancement Maximum Annual Charge/9/.............................................................0.395%
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Four-year Withdrawal Schedule Maximum Annual Charge/10/.......................................................0.25%
20% Additional Free Withdrawal Maximum Annual Charge..........................................................0.30%
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Guaranteed Minimum Income Benefit  (GMIB) Maximum Annual Charge/11/...........................................0.75%
7% Guaranteed Minimum Withdrawal Benefit (GMWB) Maximum Annual Charge/12/.....................................0.70%
5% For Life GMWB Maximum Annual Charge/13/....................................................................1.30%
4% For Life GMWB Maximum Annual Charge/14/....................................................................0.85%
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Highest Anniversary Value Death Benefit Maximum Annual Charge/15/.............................................0.40%
Return of Premium Death Benefit Maximum Annual Charge/16/.....................................................0.35%
-------------------------------------------------------------------------------------------------------------------

    --------------------------------------------------------------------------------------------------------
     Total Separate Account Annual Expenses With The Most Expensive Optional Endorsements/17/.........4.16%
    --------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------


5 This charge is waived on Contract Value of $50,000 or more. This charge is deducted proportionally from your allocations to the Fixed Account and Investment Divisions either annually (on your Contract Anniversary) or in conjunction with a total withdrawal, as applicable.

6    There is a breakpoint schedule for the Mortality and Expense Risk Charge.
     Each breakpoint is a band of Aggregate Net Premium with a low and high dollar value (except for the last breakpoint that is open-ended), to which the corresponding Mortality and Expense Risk Charge will apply:

              AGGREGATE NET PREMIUM.............................MORTALITY AND EXPENSE RISK CHARGE
              UP TO $49,999.99.............................................1.50%
              $50,000 - $99,999.99.........................................1.35%
              $100,000 - $249,999.99.......................................1.20%
              $250,000 - $499,999.99.......................................1.05%
              $500,000 - $999,999.99.......................................1.00%
              $1,000,000 AND MORE..........................................0.65%

     YOU MAY BE ABLE TO QUALIFY FOR A HIGHER BREAKPOINT WITH THE RIGHTS OF ACCUMULATION. AFTER EIGHT CONTRACT YEARS, THE MORTALITY AND EXPENSE RISK CHARGE IS REDUCED TO 0.35%.

7 Some optional endorsements are only available to select in purchasing the Contract and once purchased cannot be canceled. The 4% and 3% Contract Enhancements and the Four-year Withdrawal Schedule are not available with the 20% Additional Free Withdrawal endorsement and vice versa. Also, you may not select both the Guaranteed Minimum Income Benefit and any Guaranteed Minimum Withdrawal Benefit.

8    This charge lasts for the first seven Contract Years.

9    This charge lasts for the first five Contract Years.

10   This charge lasts for the first four Contract Years.

11 On a calendar quarter basis the charge is 0.1875% of the GMIB Benefit Base. The current charge is 0.60%, which in a calendar quarter basis is 0.15% of the GMIB Benefit Base. The charge is deducted each calendar quarter and upon termination of the GMIB from the Investment Divisions and the Fixed Accounts on a pro rata basis. When it is deducted from the Investment Divisions, it is not part of the unit value calculations, but rather is deducted by means of a cancellation of units. For more information, including the definition of the GMIB Benefit Base, please see "Guaranteed Minimum Income Benefit" beginning on page 27.

12 The current charge is 0.50% and does not increase upon election of the step-up. For more information, please see "7% Guaranteed Minimum Withdrawal Benefit" beginning on page 39.

13 The charge depends on the Owner's age, or the age of the older Owner in the case of joint Owners, on the Contract's Issue Date (or the date this optional endorsement is selected, if different). For an Owner between the ages of: 60 and 64; 65 and 69; 70 and 74; and 75 and 80 - the maximum annual charge is: 1.30%; 0.85%; 0.60%; and 0.50%, respectively. Meanwhile, for the same age groups, the current charges are: 1.10%; 0.70%; 0.50%; and 0.40%, respectively. For more information, please see "5% For Life Guaranteed Minimum Withdrawal Benefit" beginning on page 42.

14 The charge depends on the Owner's age, or the age of the older Owner in the case of joint Owners, on the Contract's Issue Date (or the date this optional endorsement is selected, if different). For an Owner between the ages of: 50 and 54; 55 and 59; 60 and 64; 65 and 69; 70 and 74; and 75 and
     80 - the maximum annual charge is: 0.85%; 0.65%; 0.50%; 0.35%; 0.30%; and
     0.20%, respectively. Meanwhile, for the same age groups, the current charges are: 0.65%; 0.50%; 0.35%; 0.25%; 0.20%; and 0.15%, respectively.
     For more information, please see "4% For Life Guaranteed Minimum Withdrawal Benefit" beginning on page 42.

15   The current charge is 0.25%.

16   The current charge is 0.20%.

17 If you were to select these optional endorsements, based on the maximum annual charges: 4% Contract Enhancement; Four-year Withdrawal Schedule; 5% For Life GMWB; and Highest Anniversary Value Death Benefit.

THE INFORMATION BELOW SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS AND A FULL TABLE OF THE EXPENSES CHARGED BY ALL OF THE FUNDS, WHICH YOU WILL PAY DURING THE TIME YOUR MONEY IS ALLOCATED TO THE CORRESPONDING INVESTMENT DIVISION. PLEASE REFER TO THE JNL SERIES TRUST, JNLNY VARIABLE FUND I LLC AND JNL VARIABLE FUND LLC PROSPECTUSES FOR MORE INFORMATION ON THE FUNDS, INCLUDING INVESTMENT OBJECTIVES, PERFORMANCE AND INFORMATION ON THE ADVISER AND ADMINISTRATOR, JACKSON NATIONAL ASSET MANAGEMENT, LLC, AND THE SUB-ADVISERS.

TOTAL ANNUAL FUND OPERATING EXPENSES (expenses that are deducted from Fund assets, including management and administration fees, distribution (12b-1) fees and other expenses)

Minimum:  0.59%

Maximum: 1.33%

                                                         FUND ANNUAL EXPENSES
                                   (as an annual percentage of the Fund's average daily net assets)

                                                         MANAGEMENT AND                                 TOTAL FUND
                                                         ADMINISTRATIVE      12B-1          OTHER         ANNUAL
                      FUND NAME                              FEE/1/       SERVICE FEE/2/  EXPENSES/3/    EXPENSES
------------------------------------------------------- ----------------- ------------- -------------- ---------------
JNL/AIM Large Cap Growth Fund                                0.81%            0.20%           0%           1.01%
JNL/AIM Small Cap Growth Fund                                0.95%            0.20%           0%           1.15%
JNL/Alger Growth Fund                                        0.80%            0.20%           0%           1.00%
JNL/Alliance Capital Growth Fund                             0.68%            0.20%           0%           0.88%
JNL/Eagle Core Equity Fund                                   0.76%            0.20%           0%           0.96%
JNL/Eagle SmallCap Equity Fund                               0.85%            0.20%           0%           1.05%
JNL/FMR Balanced Fund                                        0.80%            0.20%           0%           1.00%
JNL/FMR Capital Growth Fund                                  0.80%            0.20%           0%           1.00%
JNL/JPMorgan International Value Fund                        0.93%            0.20%           0%           1.13%
JNL/Lazard Mid Cap Value Fund                                0.82%            0.20%           0%           1.02%
JNL/Lazard Small Cap Value Fund                              0.85%            0.20%           0%           1.05%
JNL/Mellon Capital Management S&P 500 Index Fund             0.39%            0.20%           0%           0.59%
JNL/Mellon Capital Management S&P 400 MidCap Index Fund      0.39%            0.20%           0%           0.59%
JNL/Mellon Capital Management Small Cap Index Fund           0.39%            0.20%           0%           0.59%
JNL/Mellon Capital Management International Index Fund       0.45%            0.20%           0%           0.65%
JNL/Mellon Capital Management Bond Index Fund                0.40%            0.20%           0%           0.60%
JNL/Mellon Capital Management Enhanced S&P 500 Stock
  Index Fund                                                 0.56%            0.20%           0%           0.76%
JNL/Oppenheimer Global Growth Fund                           0.85%            0.20%           0%           1.05%
JNL/Oppenheimer Growth Fund                                  0.80%            0.20%           0%           1.00%
JNL/PIMCO Total Return Bond Fund                             0.60%            0.20%           0%           0.80%
JNL/Putnam Equity Fund                                       0.77%            0.20%           0%           0.97%
JNL/Putnam International Equity Fund                         0.93%            0.20%           0%           1.13%
JNL/Putnam Midcap Growth Fund                                0.85%            0.20%           0%           1.05%
JNL/Putnam Value Equity Fund                                 0.75%            0.20%           0%           0.95%
JNL/Salomon Brothers High Yield Bond Fund                    0.60%            0.20%           0%           0.80%
JNL/Salomon Brothers Strategic Bond Fund                     0.74%            0.20%           0%           0.94%
JNL/Salomon Brothers U.S. Government & Quality Bond Fund     0.59%            0.20%           0%           0.79%
JNL/Select Balanced Fund                                     0.59%            0.20%           0%           0.79%
JNL/Select Global Growth Fund                                0.89%            0.20%           0%           1.09%
JNL/Select Large Cap Growth Fund                             0.78%            0.20%           0%           0.98%
JNL/Select Money Market Fund                                 0.40%            0.20%           0%           0.60%
JNL/Select Value Fund                                        0.65%            0.20%           0%           0.85%
JNL/T. Rowe Price Established Growth Fund                    0.70%            0.20%           0%           0.90%
JNL/T. Rowe Price Mid-Cap Growth Fund                        0.82%            0.20%           0%           1.02%
JNL/T. Rowe Price Value Fund                                 0.77%            0.20%           0%           0.97%
JNL/S&P Managed Conservative Fund/4/                         0.18%             0%             0%           0.18%
JNL/S&P Managed Moderate Fund/4/                             0.18%             0%             0%           0.18%
JNL/S&P Managed Moderate Growth Fund/4/                      0.17%             0%             0%           0.17%
JNL/S&P Managed Growth Fund/4/                               0.16%             0%             0%           0.16%
JNL/S&P Managed Aggressive Growth Fund/4/                    0.17%             0%             0%           0.17%
JNL/Mellon Capital Management The DowSM 10 Fund              0.52%            0.20%         0.01%          0.73%
JNL/Mellon Capital Management The S&P(R) 10 Fund             0.52%            0.20%         0.01%          0.73%
JNL/Mellon Capital Management Global 15 Fund                 0.57%            0.20%         0.01%          0.78%
JNL/Mellon Capital Management 25 Fund                        0.52%            0.20%         0.01%          0.73%
JNL/Mellon Capital Management Select Small-Cap Fund          0.52%            0.20%         0.01%          0.73%
JNL/Mellon Capital Management JNL 5 Fund                     0.52%            0.20%         0.01%          0.73%
JNL/Mellon Capital Management NASDAQ(R) 15 Fund              0.52%            0.20%         0.05%          0.77%
JNL/Mellon Capital Management Value Line(R) 25 Fund          0.52%            0.20%         0.16%          0.88%
JNL/Mellon Capital Management VIP Fund                       0.52%            0.20%         0.05%          0.77%
JNL/Mellon Capital Management Communications Sector
  Fund                                                       0.52%            0.20%         0.01%          0.73%
JNL/Mellon Capital Management Consumer Brands Sector
  Fund                                                       0.52%            0.20%         0.02%          0.74%
JNL/Mellon Capital Management Energy Sector Fund             0.52%            0.20%         0.02%          0.74%
JNL/Mellon Capital Management Financial Sector Fund          0.52%            0.20%         0.01%          0.73%
JNL/Mellon Capital Management
  Pharmaceutical/Healthcare Sector Fund                      0.52%            0.20%         0.02%          0.74%
JNL/Mellon Capital Management Technology Sector Fund         0.52%            0.20%         0.01%          0.73%
------------------------------------------------------- ----------------- ------------- -------------- ---------------

1 Certain Funds pay Jackson National Asset Management, LLC, the administrator, an administrative fee for certain services provided to the Fund by the administrator. The JNL/Select Global Growth Fund, the JNL/JPMorgan International Value Fund, the JNL/Oppenheimer Global Growth Fund, the JNL/Putnam International Equity Fund and all of the JNL/Mellon Capital Management Funds except the JNL/Mellon Capital Management S&P 500 Index Fund, JNL/Mellon Capital Management S&P 400 MidCap Index Fund, JNL/Mellon Capital Management Small Cap Index Fund, JNL/Mellon Capital Management Bond Index Fund, JNL/Mellon Capital Management Enhanced S&P 500 Stock Index Fund and the JNL/Mellon Capital Management Global 15 Fund pay an administrative fee of 0.15%; the JNL/Mellon Capital Management Global 15 Fund pays an administrative fee of 0.20%; the five JNL/S&P Funds pay an administrative fee of 0.05%; the other Funds pay an administrative fee of 0.10%. The administrative fees are paid to Jackson National Asset Management, LLC. The Management and Administrative Fee and the Total Fund Annual Expenses columns in this table reflect the inclusion of any applicable administrative fee. The management fee reflects a reduction in connection with the adoption of a 0.20% Rule 12b-1 fee for the Fund's Class A shares. The management fees shown in the table for the Mellon Capital Management funds are lower than the actual fees incurred in 2003, to reflect reductions in the contractual management fee rates.

2 Effective December 15, 2003, the Fund implemented the Rule 12b-1 fee for Class A shares as part of its adoption of a Rule 12b-1 Plan. Rule 12b-1 fees may not exceed 0.20% of average daily net assets attributed to Class A shares.

3 Other Expenses reflect the fees and expense of the disinterested Managers and of independent legal counsel to the disinterested Managers include the costs associated with license fees paid by certain Funds and the fees and expenses of the disinterested Managers, their independent legal counsel and for a majority of the estimated expenses associated with the Chief Compliance Officer.

4 UNDERLYING FUND EXPENSES. The expenses shown above are the annual operating expenses for the JNL/S&P Funds. Because the JNL/S&P Funds invest in other Funds of the JNL Series Trust and JNL Variable Fund LLC, the JNL/S&P Funds will indirectly bear its pro rata share of fees and expenses of the underlying Funds in addition to the expenses shown.

The total annual operating expenses for each JNL/S&P Fund (including both the annual operating expenses for the JNL/S&P Funds and the annual operating expenses for the underlying Funds) could range from 0.75% to 1.33% (this range reflects an investment in the Funds with the lowest and highest Total Fund Annual Expenses). The table below shows estimated total annual operating expenses for each of the JNL/S&P Funds based on the pro rata share of expenses that the JNL/S&P Funds would bear if they invested in a hypothetical mix of underlying Funds. The adviser believes the expenses shown below to be a likely approximation of the expenses the JNL/S&P Funds will incur based on the actual mix of underlying Funds. The expenses shown below include both the annual operating expenses for the JNL/S&P Fund and the annual operating expenses for the underlying Funds. The actual expenses of each JNL/S&P Fund will be based on the actual mix of underlying Funds in which it invests. The actual expenses may be greater or less than those shown.

         JNL/S&P Managed Conservative Fund...............................1.002%
         JNL/S&P Managed Moderate Fund...................................1.035%
         JNL/S&P Managed Moderate Growth Fund............................1.070%
         JNL/S&P Managed Growth Fund.....................................1.111%
         JNL/S&P Managed Aggressive Growth Fund..........................1.128%

         EXAMPLES. These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity Contracts.

         Each of the examples assumes that you invest $10,000 in the Contract for the time periods indicated. Neither transfer fees nor premium tax charges are reflected in the examples. The examples also assume that your investment has a 5% return each year. Your actual costs may be higher or lower than the costs shown in the examples.

         The following examples include the 4% Contract Enhancement, the maximum fees and expenses of any of the Funds and the cost if you select the most expensive combination of optional endorsements: the 4% Contract Enhancement, Four-year Withdrawal Schedule, the 5% for Life GMWB (using the maximum possible charge (at age 60)) and Highest Anniversary Value Death Benefit. Based on these assumptions, your costs would be:

         If you surrender your Contract at the end of each time period:

         1 YEAR            3 YEARS          5 YEARS           10 YEARS
         $1,544            $2,329           $2,909            $5,226

         If you do not surrender your Contract or if you begin receiving income payments from your Contract after the first year:

         1 YEAR            3 YEARS          5 YEARS           10 YEARS
         $544              $1,629           $2,709            $5,226

         The following examples include the minimum fees and expenses of any of the Funds and the cost for just the base Contract (no optional endorsements). Based on these assumptions, your costs would be:

         If you surrender your Contract at the end of each time period:

         1 YEAR            3 YEARS          5 YEARS           10 YEARS
         $927              $1,200           $1,200            $2,575

         If you do not surrender your Contract or if you begin receiving income payments from your Contract after the first year:

         1 YEAR            3 YEARS          5 YEARS           10 YEARS
         $227              $700             $1,200            $2,575

         EXPLANATION OF THE FEES AND EXPENSES TABLES AND EXAMPLES. The purpose of the Fee and Expense Tables and examples is to assist you in understanding the various costs and expenses that you will bear directly or indirectly. The Fee Table reflects the expenses of the Separate Account and the Funds. Premium taxes may also apply. The examples also reflect the annual contract maintenance charge, which is determined by dividing the total amount of such charges collected during the calendar year by the total market value of the Investment Divisions and the Fixed Accounts.

         A withdrawal charge is imposed on income payments which occur within 13 months of the date the Contract is issued.

         THE EXAMPLES DO NOT REPRESENT PAST OR FUTURE EXPENSES. THE ACTUAL EXPENSES THAT YOU INCUR MAY BE GREATER OR LESS THAN THOSE SHOWN.

         FINANCIAL STATEMENTS. You can find the financial statements of the Separate Account and Jackson National Life of NY in the Statement of Additional Information. The financial statements of the Separate Account do not include information derived from this Contract, as the financial statements are for periods prior to the offering of this Contract. To obtain a copy free of charge, contact us at our Annuity Service Center. Our contact information is on the first page of this prospectus.

         CONDENSED FINANCIAL INFORMATION. No condensed financial information is provided for this new Contract that does not have any history of changes in the values of Accumulation Units. Accumulation Units are determined on the basis of changes in the per share value of the relevant underlying Fund and Separate Account charges for the base Contract and the various combinations of optional endorsements.

                              THE ANNUITY CONTRACT

         Your Contract is a contract between you, the Owner, and us. Your Contract is intended to help facilitate your retirement savings on a tax-deferred basis, or other long-term investment purposes, and provides for a death benefit. Purchases under tax-qualified plans should be made for other than tax deferral reasons. Tax-qualified plans provide tax deferral that does not rely on the purchase of an annuity Contract. We generally will not issue a Contract to someone older than age 90. Optional benefits may have different requirements, as noted.

         You may allocate your Contract Value to

               o our Fixed Accounts, as may be made available by us, or as may be otherwise limited by us; or to

               o Investment Divisions of the Separate Account that invest in underlying funds.

         Your Contract, like all deferred annuity Contracts, has two phases:

               o the ACCUMULATION PHASE, during the first year of which you may make premium payments to us, and

               o    the INCOME PHASE, when we make income payments to you.

         As the Owner, you can exercise all the rights under your Contract. You can assign your Contract at any time during your lifetime, but we will not be bound until we receive written notice of the assignment (there is an assignment form). An assignment may be a taxable event. With Contracts with the 5% or 4% For Life GMWB, your ability to change ownership is limited. Please contact the Annuity Service Center for help and more information.

                           JACKSON NATIONAL LIFE OF NY

         We are a stock life insurance company organized under the laws of the state of New York in July 1995. Our legal domicile and principal business address is 2900 Westchester Avenue, Purchase, New York 10577. We are admitted to conduct life insurance and annuity business in the states of Delaware, New York and Michigan. We are ultimately a wholly owned subsidiary of Prudential plc (London, England).

         We issue the Contracts and administer the Contracts and the Separate Account. We maintain records of the name, address, taxpayer identification number and other pertinent information for each Owner, the number and type of Contracts issued to each Owner and records with respect to the value of each Contract.

         Jackson National Life of NY is working to provide documentation electronically. When this program is available, Jackson National Life of NY will, as permitted, forward documentation electronically. Please contact us at our Annuity Service Center for more information.

                                THE FIXED ACCOUNT

         Contract Value that you allocate to a Fixed Account option will be placed with other assets in our General Account. The Fixed Account is not registered with the SEC, and the SEC does not review the information we provide to you about it. Disclosures regarding the Fixed Account, however, may be subject to the general provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. We reserve the right to limit the availability of the Fixed Account. For more information about the Fixed Account, please see the application, check with the registered representative helping you to purchase the Contract, or contact us at our Annuity Service Center.

         Each Fixed Account option offers a base interest rate that we established and will credit to your Contract Value in the Fixed Account for a specified period (currently, one, three, five or seven years), so long as the Contract Value is not withdrawn, transferred, or annuitized until the end of the specified period. The Fixed Account minimum interest rate is 2.25% per annum, which is credited daily. Subject to these minimum requirements, we may declare different base interest rates at different times.

         Your Contract Value may be subject to an "Interest Rate Adjustment" and a withdrawal charge, however, if you decide to withdraw or transfer your Contract Value allocated to the Fixed Account, or if you annuitize the Contract, before the end of the specified period. The Interest Rate Adjustment depends on the base interest rate that was available when you allocated Contract Value to a Fixed Account option versus the base interest rate available for allocations to a new Fixed Account option with a duration equal to the number of years remaining in the current Fixed Account option at the time of withdrawal, transfer, or annuitization. If your base interest rate is higher than the base interest rate available for allocations to a new Fixed Account option with a duration equal to the number of years remaining in the current Fixed Account option at the time of withdrawal, transfer, or annuitization, then the Interest Rate Adjustment will increase your Contract Value, and vice versa. However, there will be no Interest Rate Adjustment when the base interest rate available for allocations to the same Fixed Account option at the time of withdrawal, transfer, or annuitization is less than your base interest rate by 0.25% or less. Also, there is no Interest Rate Adjustment on: the one-year Fixed Account option; death benefit proceed payments; payments pursuant to a life contingent income option or an income option resulting in payments spread over at least five years; amounts withdrawn for Contract charges; and free withdrawals. In no event will your Contract Value allocated to the Fixed Account be less than if it had been credited the Fixed Account minimum interest rate after any withdrawals and transfers, and after charges.

         Whenever a specified period ends, you will have 30 days to transfer or withdraw the Contract Value in the Fixed Account option, and there will not be an Interest Rate Adjustment. If you do nothing, then after 30 days, the Contract Value that remains in that Fixed Account option will be subject to another specified period of the same duration, subject to availability, and provided that that specified period will not extend beyond the Income Date. Only the one-year Fixed Account option may extend beyond the Income Date. Otherwise, we will allocate the Contract Value based on your Investment Division allocation instructions.

         You may allocate premiums to the one-year Fixed Account option, but we may require that the amount in the one-year Fixed Account (including any Contract Enhancement) be automatically transferred on a monthly basis in equal installments to your choice of Investment Division(s) within 12 months of the date we received the premium, so that at the end of the period, all amounts in the one-year Fixed Account will have been transferred out. Other limitations may apply. The amount of the required automatic transfers will be determined based on the amount allocated to the one-year Fixed Account, the base interest rate, specified period, and transfer frequency. Charges, withdrawals and additional transfers taken from the one-year Fixed Account will shorten the length of time it takes to deplete the account balance. These automatic transfers will not count against the 15 free transfers in a Contract year.

         Interest will continue to be credited daily on the account balance remaining in the one-year Fixed Account as funds are automatically transferred into your choice of Investment Division(s). However, the effective yield over the 12-month automatic transfer period will be less than the base interest rate, as it will be applied to a declining balance in the one-year Fixed Account.

                              THE SEPARATE ACCOUNT

         We established the Separate Account on September 12, 1997, pursuant to the provisions of New York law. The Separate Account is a separate account and a unit investment trust under federal securities law and is registered as an investment company with the SEC.

         The assets of the Separate Account legally belong to us and the obligations under the Contracts are our obligations. However, we are not allowed to use the Contract assets in the Separate Account to pay our liabilities arising out of any other business we may conduct. All of the income, gains and losses resulting from these assets (whether or not realized) are credited to or charged against the Contracts and not against any other Contracts we may issue. The obligations under the Contracts are our obligations.

         The Separate Account is divided into Investment Divisions. We do not guarantee the investment performance of the Separate Account or any of its Investment Divisions.

                              INVESTMENT DIVISIONS

         You can allocate your Contract Value to any or all of the Investment Divisions; however, you may not allocate to more than 18 Investment Divisions and the Fixed Account at any one time. Each Investment Division purchases the shares of one underlying fund (mutual fund portfolio) that has its own investment objective. The Investment Divisions are designed to offer the potential for a higher return than the Fixed Account. HOWEVER, THIS IS NOT GUARANTEED. IT IS POSSIBLE FOR YOU TO LOSE YOUR MONEY ALLOCATED TO ANY OF THE INVESTMENT DIVISIONS. If you allocate Contract Values to the Investment Divisions, the amounts you are able to accumulate in your Contract during the accumulation phase depend upon the performance of the Investment Divisions you select. The amount of the income payments you receive during the income phase also will depend, in part, on the performance of the Investment Divisions you choose for the income phase.


                                                 THE FUNDS, INVESTMENT OBJECTIVES AND ADVISERS

======================================== =============================================== =============================
                                                                                           INVESTMENT ADVISER (AND
             NAME OF FUND                             INVESTMENT OBJECTIVE                       SUB-ADVISER)
======================================================================================================================
JNL SERIES TRUST
----------------------------------------------------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/AIM Large Cap Growth Fund            Seeks long-term growth of capital by            Jackson National Asset
                                         investing at least 80% of its assets (net       Management, LLC (and AIM
                                         assets plus the amount of any borrowings for    Capital Management, Inc.)
                                         investment purposes) in securities of
                                         large-capitalization companies.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/AIM Small Cap Growth Fund            Seeks long-term growth of capital by normally   Jackson National Asset
                                         investing at least 80% of its assets (net       Management, LLC (and AIM
                                         assets plus the amount of any borrowings for    Capital Management, Inc.)
                                         investment purposes) in securities of
                                         small-cap companies.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Alger Growth Fund                    Seeks long-term capital appreciation by         Jackson National Asset
                                         investing at least 65% of its total assets in   Management, LLC (and Fred
                                         a diversified portfolio of equity securities    Alger Management, Inc.)
                                         - common stock, preferred stock, and
                                         securities convertible into or exchangeable
                                         for common stock - of large companies which
                                         trade on U.S. exchanges or in the U.S.
                                         over-the-counter market.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Alliance Capital Growth Fund         Seeks long-term growth of capital by            Jackson National Asset
                                         investing primarily in a diversified            Management, LLC (and
                                         portfolio of common stocks or securities with   Alliance Capital Management
                                         common stock characteristics that the           L.P.)
                                         sub-adviser believes have the potential for
                                         capital appreciation, which include
                                         securities convertible into or exchangeable
                                         for common stock.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Eagle Core Equity Fund               Seeks long-term capital appreciation and,       Jackson National Asset
                                         secondarily, current income by investing at     Management, LLC (and Eagle
                                         least 80% of its assets (net assets plus the    Asset Management, Inc.)
                                         amount of any borrowings for investment
                                         purposes) in a diversified portfolio of
                                         common stock of U.S. companies that meet the
                                         criteria for one of three separate equity
                                         strategies: the growth equity strategy, the
                                         value equity strategy and the equity income
                                         strategy.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Eagle SmallCap Equity Fund           Seeks long-term capital appreciation by         Jackson National Asset
                                         investing at least 80% of its assets (net       Management, LLC (and Eagle
                                         assets plus the amount of any borrowings for    Asset Management, Inc.)
                                         investment purposes) in a diversified
                                         portfolio of equity securities of U.S.
                                         companies with market capitalizations in the
                                         range of securities represented by the
                                         Russell 2000(R) Index.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/FMR Balanced Fund                    Seeks income and capital growth, consistent     Jackson National Asset
                                         with reasonable risk by investing 60% of its    Management, LLC (and
                                         assets in securities and the remainder in       Fidelity Management &
                                         bonds and other debt securities.                Research Company)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/FMR Capital Growth Fund              Seeks long-term growth of capital by            Jackson National Asset
                                         investing in securities issued by               Management, LLC (and
                                         medium-sized companies.                         Fidelity Management &
                                                                                         Research Company)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/JPMorgan International Value Fund    Seeks high total return from a portfolio of     Jackson National Asset
                                         equity securities of foreign companies in       Management, LLC (and J.P.
                                         developed and, to a lesser extent, developing   Morgan Investment
                                         markets.                                        Management, Inc.)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Lazard Mid Cap Value Fund            Seeks capital appreciation by investing at      Jackson National Asset
                                         least 80% of its assets (net assets plus the    Management, LLC (and Lazard
                                         amount of any borrowings for investment         Asset Management)
                                         purposes) in a non-diversified portfolio of
                                         equity securities of U.S. companies with
                                         market capitalizations in the range of
                                         companies represented in the Russell Mid Cap
                                         Index and that the sub-adviser believes are
                                         undervalued based on their return on equity.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Lazard Small Cap Value Fund          Seeks capital appreciation by investing at      Jackson National Asset
                                         least 80% of its assets (net assets plus the    Management, LLC (and Lazard
                                         amount of any borrowings for investment         Asset Management)
                                         purposes) in a non-diversified portfolio of
                                         equity securities of U.S. companies with
                                         market capitalizations in the range of
                                         companies represented by the Russell 2000(R)
                                         Index that the sub-adviser believes are
                                         undervalued based on their return on equity.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management S&P 500    Seeks to match the performance of the S&P       Jackson National Asset
Index Fund                               500(R) Index to provide long-term capital       Management, LLC (and Mellon
                                         growth by investing in large-capitalization     Capital Management
                                         company securities.                             Corporation)

---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management S&P 400    Seeks to match the performance of the S&P       Jackson National Asset
MidCap Index Fund                        400(R) Index to provide long-term capital       Management, LLC (and Mellon
                                         growth by investing in equity securities of     Capital Management
                                         medium capitalization-weighted domestic         Corporation)
                                         corporations.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management Small      Seeks to match the performance of the Russell   Jackson National Asset
Cap Index Fund                           2000(R) Index to provide long-term growth of    Management, LLC (and Mellon
                                         capital by investing in equity securities of    Capital Management
                                         small- to mid-size domestic corporations.       Corporation)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management            Seeks to match the performance of the Morgan    Jackson National Asset
International Index Fund                 Stanley Capital International Europe            Management, LLC (and Mellon
                                         Australasia Far East Free Index to provide      Capital Management
                                         long-term capital growth by investing in        Corporation)
                                         international equity securities attempting
                                         to match the characteristics of each country
                                         within the index.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management Bond       Seeks to match the performance of the Lehman    Jackson National Asset
Index Fund                               Brothers Aggregate Bond Index to provide a      Management, LLC (and Mellon
                                         moderate rate of income by investing in         Capital Management
                                         domestic fixed-income investments.              Corporation)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management Enhanced   Seeks to exceed the performance of the S&P      Jackson National Asset
S&P 500 Stock Index Fund                 500 Index by tilting towards stocks having      Management, LLC (and Mellon
                                         higher expected return while maintaining        Capital Management
                                         overall index characteristics.                  Corporation)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Oppenheimer Global Growth Fund       Seeks capital appreciation by investing         Jackson National Asset
                                         primarily in common stocks of companies in      Management, LLC (and
                                         the U.S. and foreign countries. The Fund can    OppenheimerFunds, Inc.)
                                         invest without limit in foreign securities
                                         and can invest in any country, including
                                         countries with developed or emerging markets.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Oppenheimer Growth Fund              Seeks capital appreciation by investing         Jackson National Asset
                                         mainly in common stocks of "growth              Management, LLC (and
                                         companies." The Fund currently focuses on       OppenheimerFunds, Inc.)
                                         stocks of companies having a large
                                         capitalization (currently more than $12
                                         billion) or mid-capitalization ($2 billion to
                                         $12 billion), but this focus could change
                                         over time as well as the companies the Fund
                                         considers to be currently large- and
                                         mid-capitalization.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/PIMCO Total Return Bond Fund         Seeks maximum total return, consistent with     Jackson National Asset
                                         the preservation of capital and prudent         Management, LLC (and
                                         investment management, by normally investing    Pacific Investment
                                         at least 80% of its assets (net assets plus     Management Company LLC)
                                         the amount of any borrowings for investment
                                         purposes) in a diversified portfolio of
                                         investment-grade, fixed-income securities of
                                         U.S. and foreign issuers such as government,
                                         corporate, mortgage- and other asset-backed
                                         securities and cash equivalents.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Putnam Equity Fund                   Seeks long-term capital growth by investing     Jackson National Asset
                                         primarily in a diversified portfolio of         Management, LLC (and Putnam
                                         common stock of domestic,                       Investment Management, Inc.)
                                         large-capitalization companies. However, the
                                         Fund may also invest in preferred stocks,
                                         bonds, convertible preferred stock and
                                         convertible debentures if the sub-adviser
                                         believes that they offer the potential for
                                         capital appreciation.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Putnam International Equity Fund     Seeks long-term growth of capital by            Jackson National Asset
                                         investing at least 80% of its assets (net       Management, LLC (and Putnam
                                         assets plus the amount of any borrowings for    Investment Management, Inc.)
                                         investment purposes) in a diversified
                                         portfolio consisting primarily of common
                                         stocks of non-U.S. companies. The Fund
                                         invests in foreign securities that the
                                         sub-adviser believes offer significant
                                         potential for long-term appreciation.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Putnam Midcap Growth Fund            Seeks capital appreciation by investing         Jackson National Asset
                                         mainly in common stocks of U.S.                 Management, LLC (and Putnam
                                         mid-capitalization companies of a similar       Investment Management, Inc.)
                                         size to those in the Russell MidCap(R) Growth
                                         Index, with a focus on growth stocks which
                                         are stocks whose earnings the sub-adviser
                                         believes are likely to grow faster than the
                                         economy as a whole.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Putnam Value Equity Fund             Seeks capital growth, with income as a          Jackson National Asset
                                         secondary objective, by investing primarily     Management, LLC (and Putnam
                                         in a diversified portfolio of equity            Investment Management, Inc.)
                                         securities of domestic, large-capitalization
                                         companies. At least 80% of its assets (net
                                         assets plus the amount of any borrowings for
                                         investment purposes) will be invested, under
                                         normal market conditions, in equity
                                         securities.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Salomon Brothers High Yield Bond     Seeks to maximize current income, with          Jackson National Asset
Fund                                     capital appreciation as a secondary             Management, LLC (and
                                         objective, by investing at least 80% of its     Salomon Brothers Asset
                                         assets (net assets plus the amount of any       Management Inc.)
                                         borrowings for investment purposes) in
                                         high-yield, high-risk debt securities ("junk
                                         bonds") and related investments and may
                                         invest in securities of foreign insurers.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Salomon Brothers Strategic Bond      Seeks a high level of current income, with      Jackson National Asset
Fund                                     capital appreciation as a secondary             Management, LLC (and
                                         objective, by investing at least 80% of its     Salomon Brothers Asset
                                         assets (net assets plus the amount of any       Management Inc.)
                                         borrowings for investment purposes) in a
                                         globally diverse portfolio of fixed-income
                                         investments.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Salomon Brothers U.S. Government &   Seeks a high level of current income by         Jackson National Asset
Quality Bond Fund                        investing at least 80% of its assets (net       Management, LLC (and
                                         assets plus the amount of any borrowings for    Salomon Brothers Asset
                                         investment purposes) in: (i) U.S. Treasury      Management Inc.)
                                         obligations; (ii) obligations issued or
                                         guaranteed by agencies or instrumentalities
                                         of the U.S. Government which are backed by
                                         their own credit and may not be backed by the
                                         full faith and credit of the U.S. Government;
                                         and (iii) mortgage-backed securities
                                         guaranteed by the Government National
                                         Mortgage Association that are supported by
                                         the full faith and credit of the U.S.
                                         Government.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Select Balanced Fund                 Seeks reasonable income and long-term capital   Jackson National Asset
                                         growth by investing primarily in a              Management, LLC (and
                                         diversified portfolio of common stock and       Wellington Management
                                         investment grade fixed-income securities, but   Company, LLP)
                                         may also invest up to 15% of its assets in
                                         foreign equity and fixed income securities.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Select Global Growth Fund            Seeks long-term growth of capital by            Jackson National Asset
                                         investing at least 80% of its assets (net       Management, LLC (and
                                         assets plus the amount of any borrowings for    Wellington Management
                                         investment purposes) in a diversified           Company, LLP)
                                         portfolio of equity securities of foreign and
                                         domestic issuers.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Select Large Cap Growth Fund         Seeks long-term growth of capital by            Jackson National Asset
                                         investing at least 80% of its assets (net       Management, LLC (and
                                         assets plus the amount of any borrowings for    Wellington Management
                                         investment purposes) in a diversified           Company, LLP)
                                         portfolio of common stocks of large U.S.
                                         companies selected for their growth potential.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Select Money Market Fund             Seeks a high level of current income as is      Jackson National Asset
                                         consistent with the preservation of capital     Management, LLC (and
                                         and maintenance of liquidity by investing in    Wellington Management
                                         high quality, short-term money market           Company, LLP)
                                         instruments.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Select Value Fund                    Seeks long-term growth of capital by            Jackson National Asset
                                         investing at least 65% of its total assets in   Management, LLC (and
                                         common stocks of domestic companies, focusing   Wellington Management
                                         on companies with large market                  Company, LLP)
                                         capitalizations.  Using a value approach, the
                                         fund seeks to invest in stocks that are
                                         undervalued relative to other stocks.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/T. Rowe Price Established Growth     Seeks long-term growth of capital and           Jackson National Asset
Fund                                     increasing dividend income by investing         Management, LLC (and T.
                                         primarily in a diversified portfolio of         Rowe Price Associates, Inc.)
                                         common stocks of well-established U.S. growth
                                         companies.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/T. Rowe Price Mid-Cap Growth Fund    Seeks long-term growth of capital by normally   Jackson National Asset
                                         investing at least 80% of its assets (net       Management, LLC (and T.
                                         assets plus the amount of any borrowings for    Rowe Price Associates,
                                         investment purposes) in a diversified           Inc.)
                                         portfolio of common stocks of medium-sized
                                         (mid-cap) U.S. companies which the
                                         sub-adviser expects to grow at a faster rate
                                         than the average company.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/T. Rowe Price Value Fund             Seeks long-term capital appreciation by         Jackson National Asset
                                         investing in common stocks believed to be       Management, LLC (and T.
                                         undervalued.  Income is a secondary             Rowe Price Associates,
                                         objective.  In taking a value approach to       Inc.)
                                         investment selection, at least 65% of its
                                         total assets will be invested in common
                                         stocks the portfolio manager regards as
                                         undervalued.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/S&P Managed Conservative Fund        Seeks capital growth and current income by      Jackson National Asset
                                         investing in Class A Shares of a diversified    Management, LLC (and
                                         group of other Funds of the JNL Series Trust    Standard & Poor's
                                         and JNL Variable Fund LLC that invest in        Investment Advisory
                                         equity and fixed income securities.             Services, Inc.)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/S&P Managed Moderate Fund            Seeks capital growth, with current income as    Jackson National Asset
                                         a secondary objective, by investing in Class    Management, LLC (and
                                         A Shares of a diversified group of other        Standard & Poor's
                                         Funds of the JNL Series Trust and JNL           Investment Advisory
                                         Variable Fund LLC that invest in equity and     Services, Inc.)
                                         fixed income securities.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/S&P Managed Moderate Growth Fund     Seeks capital growth and current income by      Jackson National Asset
                                         investing in Class A Shares of a diversified    Management, LLC (and
                                         group of other Funds of the JNL Series Trust    Standard & Poor's
                                         and JNL Variable Fund LLC that invest in        Investment Advisory
                                         equity and fixed income securities.             Services, Inc.)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/S&P Managed Growth Fund              Seeks capital growth, with current income as    Jackson National Asset
                                         a secondary objective, by investing in Class    Management, LLC (and
                                         A Shares of a diversified group of other        Standard & Poor's
                                         Funds of the JNL Series Trust and JNL           Investment Advisory
                                         Variable Fund LLC that invest in equity and     Services, Inc.)
                                         fixed income securities.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/S&P Managed Aggressive Growth Fund   Seeks capital growth by investing in Class A    Jackson National Asset
                                         Shares of a diversified group of other Funds    Management, LLC (and
                                         of the JNL Series Trust and JNL Variable Fund   Standard & Poor's
                                         LLC that invest in equity and fixed income      Investment Advisory
                                         securities.                                     Services, Inc.)
---------------------------------------- ----------------------------------------------- -----------------------------
JNLNY VARIABLE FUND I LLC
----------------------------------------------------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management The        Seeks total return through a combination of     Jackson National Asset
DowSM 10 Fund                            capital appreciation and dividend income.       Management, LLC (and Mellon
                                                                                         Capital Management
                                                                                         Corporation)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management The S&P(R) Seeks total return through a combination of     Jackson National Asset
10 Fund                                  capital appreciation and dividend income.       Management, LLC (and Mellon
                                                                                         Capital Management
                                                                                         Corporation)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management Global     Seeks total return through a combination of     Jackson National Asset
15 Fund                                  capital appreciation and dividend income.       Management, LLC (and Mellon
                                                                                         Capital Management
                                                                                         Corporation)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management 25 Fund    Seeks total return through a combination of     Jackson National Asset
                                         capital appreciation and dividend income.       Management, LLC (and Mellon
                                                                                         Capital Management
                                                                                         Corporation)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management Select     Seeks total return through capital              Jackson National Asset
Small-Cap Fund                           appreciation.                                   Management, LLC (and Mellon
                                                                                         Capital Management
                                                                                         Corporation)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management NASDAQ(R)  Seeks total return by investing in the common   Jackson National Asset
15 Fund                                  stocks of companies that are expected to have   Management, LLC (and Mellon
                                         a potential for capital appreciation.           Capital Management
                                                                                         Corporation)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management Value      Seeks capital appreciation by investing in 25   Jackson National Asset
Line(R) 25 Fund                          of the 100 common stocks that Value Line(R)     Management, LLC (and Mellon
                                         gives a #1 ranking for TimelinessTM.            Capital Management
                                                                                         Corporation)
---------------------------------------- ----------------------------------------------- -----------------------------
----------------------------------------------------------------------------------------------------------------------
JNL VARIABLE FUND LLC
----------------------------------------------------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management JNL 5      Seeks total return through a combination of     Jackson National Asset
Fund                                     capital appreciation and dividend income.       Management, LLC (and Mellon
                                                                                         Capital Management
                                                                                         Corporation)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management VIP Fund   Seeks total return by investing in the common   Jackson National Asset
                                         stocks of companies that are identified by a    Management, LLC (and Mellon
                                         model based on six separate specialized         Capital Management
                                         strategies.                                     Corporation)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management            Seeks total return through a combination of     Jackson National Asset
Communications Sector Fund               capital appreciation and dividend income.       Management, LLC (and Mellon
                                                                                         Capital Management
                                                                                         Corporation)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management Consumer   Seeks total return through a combination of     Jackson National Asset
Brands Sector Fund                       capital appreciation and dividend income.       Management, LLC (and Mellon
                                                                                         Capital Management
                                                                                         Corporation)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management Energy     Seeks total return through a combination of     Jackson National Asset
Sector Fund                              capital appreciation and dividend income.       Management, LLC (and Mellon
                                                                                         Capital Management
                                                                                         Corporation)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management            Seeks total return through a combination of     Jackson National Asset
Financial Sector Fund                    capital appreciation and dividend income.       Management, LLC (and Mellon
                                                                                         Capital Management
                                                                                         Corporation)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management            Seeks total return through a combination of     Jackson National Asset
Pharmaceutical/Healthcare Sector Fund    capital appreciation and dividend income.       Management, LLC (and Mellon
                                                                                         Capital Management
                                                                                         Corporation)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management            Seeks total return through a combination of     Jackson National Asset
Technology Sector Fund                   capital appreciation and dividend income.       Management, LLC (and Mellon
                                                                                         Capital Management
                                                                                         Corporation)
---------------------------------------- ----------------------------------------------- -----------------------------

         The investment objectives and policies of certain Funds are similar to the investment objectives and policies of other mutual funds that the Fund's investment sub-advisers also manage. Although the objectives and policies may be similar, the investment results of the Fund may be higher or lower than the results of those other mutual funds. We cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the Funds have the same investment advisers. The Funds described are available only through variable annuity Contracts issued by Jackson National Life of NY. They are NOT offered or made available to the general public directly.

         A Fund's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a Fund with a small asset base. A Fund may not experience similar performance as its assets grow.

         You should read the prospectuses for the JNL Series Trust, JNL Variable Fund LLC and the JNLNY Variable Fund I LLC carefully before investing. Additional Investment Divisions and underlying funds may be available in the future.

         VOTING PRIVILEGES. To the extent required by law, we will obtain instructions from you and other Owners about how to vote our shares of a Fund when there is a vote of shareholders of a Fund. We will vote all the shares we own in proportion to those instructions from Owners.

         SUBSTITUTION. We reserve the right to substitute a different underlying fund or investment company for the one in which any Investment Division is currently invested, or transfer money to the General Account. We will not do this without any required approval of the SEC. We will give you notice of any substitution.

                                CONTRACT CHARGES

         There are charges associated with your Contract, the deduction of which will reduce the investment return of your Contract. Charges are deducted proportionally from your Contract Value. Some of these charges are for optional endorsements, as noted, so they are deducted from your Contract Value only if you selected to add that optional endorsement to your Contract. These charges may be a lesser amount where required by state law or as described below, but will not be increased, except as also described. We expect to profit from certain charges assessed under the Contract. These charges (and certain other expenses) are as follows:

         MORTALITY AND EXPENSE RISK CHARGES. Each day, as part of our calculation of the value of the Accumulation Units and Annuity Units, we make a deduction for the Mortality and Expense Risk Charge. There is a breakpoint schedule for this charge. Each breakpoint is a band of Aggregate Net Premium with a low and high dollar value (except for the last breakpoint that is open-ended), to which the corresponding Mortality and Expense Risk Charge will apply - on an annual basis of the average daily net asset value of your allocations to the Investment
         Divisions:

              AGGREGATE NET PREMIUM                          MORTALITY AND EXPENSE RISK CHARGE
              UP TO $49,999.99.............................................1.50%
              $50,000 - $99,999.99.........................................1.35%
              $100,000 - $249,999.99.......................................1.20%
              $250,000 - $499,999.99.......................................1.05%
              $500,000 - $999,999.99.......................................1.00%
              $1,000,000 AND MORE..........................................0.65%

         After eight Contract Years, the Mortality and Expense Risk Charge is reduced to 0.35%. We reserve the right to change the charge on new Contracts, subject to a maximum annual charge of 1.50%. This charge does not apply to the Fixed Account.

         You may be able to qualify for a higher breakpoint with the Rights of Accumulation (ROA), which allows the value of certain other of your eligible JNL-issued Contracts that you have requested (the "Qualifying Contracts") to be included in calculating Aggregate Net Premium to determine the applicable Mortality and Expense Risk Charge. To exercise the ROA, we have an administrative form, and there are Good Order requirements. You may only exercise the ROA in conjunction with making your initial premium payment under the Contract. There is no additional charge for an ROA. In calculating Aggregate Net Premium with an ROA, the Contract Value of the Qualifying Contracts will be as of the business day immediately preceding the Issue Date. Once calculated, Aggregate Net Premium is static for the Contract.

         The Mortality and Expense Risk Charge compensates us for the risks we assume in connection with all the Contracts, not just your Contract. Our mortality risks under the Contracts arise from our obligations and include:

               o to make income payments for the life of the Annuitant during the income phase;

               o to waive the withdrawal charge in the event of the Owner's death; and

               o    to provide a basic death benefit prior to the Income Date.

         Our expense risks under the Contracts include the risk that our actual cost of administering the Contracts and the Investment Divisions may exceed the amount that we receive from the administration charge and the annual contract maintenance charges. Included among these expense risks are those that we assume in connection with waivers of withdrawal charges under the Extended Care Benefit.

         If your Contract Value were ever to become insufficient to pay this charge, your Contract would terminate without value.

         ANNUAL CONTRACT MAINTENANCE CHARGE. During the accumulation phase, we deduct a $30 annual contract maintenance charge on each anniversary of the Issue Date. We will also deduct the annual contract maintenance charge if you make a total withdrawal. This charge is for administrative expenses. The annual contract maintenance charge will be assessed on the Contract Anniversary or upon full withdrawal and is deducted proportionally from your allocations to the Fixed Account and Investment Divisions. We will not deduct this charge, if when the deduction is to be made, the value of your Contract is $50,000 or more.

         ADMINISTRATION CHARGE. Each day, as part of our calculation of the value of the Accumulation Units and Annuity Units, we make a deduction for administration charges. On an annual basis, these charges equal 0.15% of the average daily net asset value of your allocations to the Investment Divisions. This charge does not apply to the Fixed Account. This charge compensates us for our expenses incurred in administering the Contracts and the Separate Account.

         TRANSFER CHARGE. You must pay $25 for each transfer in excess of 15 in a Contract Year. This charge is deducted from the amount that is transferred prior to the allocation to a different Investment Division. We waive the transfer charge in connection with dollar cost averaging, rebalancing transfers and any transfers we require.

         WITHDRAWAL CHARGE. At any time during the accumulation phase (if and to the extent that Contract Value is sufficient to pay any remaining withdrawal charges that remain after a withdrawal), you may withdraw the following with no withdrawal charge:

               o PREMIUMS THAT ARE NO LONGER SUBJECT TO A WITHDRAWAL CHARGE (premiums in your Contract for at least six years without being withdrawn (four years with the Four-year Withdrawal Schedule)), PLUS

               o EARNINGS (excess of your Contract Value allocated to the Investment Divisions and the Fixed Account over remaining premiums allocated to those accounts)

               o during each Contract Year 10% OF PREMIUMS that would otherwise incur a withdrawal charge (be subject to a Contract Enhancement recapture charge or an Interest Rate Adjustment), and that has not been previously withdrawn (20% of premiums with the 20% Additional Free Withdrawal endorsement), MINUS earnings (and required minimum distribution will reduce the free withdrawal amount).

         WE WILL DEDUCT A WITHDRAWAL CHARGE ON:

               o    withdrawals in excess of the free withdrawal amounts, or

               o    withdrawals    that   exceed   the   minimum    distribution
                    requirements of the Internal Revenue Code, or

               o    amounts withdrawn in a total withdrawal.

         The amount of the withdrawal charge deducted varies depending on the applicable schedule and your Completed Years:

                                    WITHDRAWAL CHARGE (AS A PERCENTAGE OF PREMIUM PAYMENTS):
         COMPLETED YEARS SINCE
         RECEIPT OF PREMIUM         0        1        2         3        4       5       6+



         BASE WITHDRAWAL CHARGE     5%       4%       3%        3%      2%      1%        0

         OPTIONAL FOUR-YEAR
         SCHEDULE                  4.5%      3%     1.75%     1.25%      0       0        0

         For purposes of the withdrawal charge, we treat withdrawals as coming first from earnings and then from the oldest remaining premium. If you make a full withdrawal, the withdrawal charge is based on premiums remaining in the Contract and no free withdrawal amount applies. If you withdraw only part of the value of your Contract, we deduct the withdrawal charge from the remaining value in your Contract. The withdrawal charge compensates us for costs associated with selling the Contracts.

         NOTE: Withdrawals under a non-qualified Contract will be taxable on an "income first" basis. This means that any withdrawal from a non-qualified Contract that does not exceed the accumulated income under the Contract will be taxable in full. Any withdrawals under a tax-qualified Contract will be taxable except to the extent that they are allocable to investment in the Contract, as defined by the Internal Revenue Code (any after-tax contributions). In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

         We do not assess the withdrawal charge on any payments paid out as:

               o    income payments;

               o    death benefits;

               o withdrawals necessary to satisfy the minimum distribution requirements of the Internal Revenue Code (if the withdrawal requested exceeds the minimum distribution requirements, the entire withdrawal will be subject to the withdrawal charge, if applicable); or

               o a one-time benefit on withdrawals of up to $250,000 from the Separate Account or from the Fixed Accounts if you need extended hospital or nursing home care as provided in your Contract.

         We may reduce or eliminate the amount of the withdrawal charge when the Contract is sold under circumstances that reduce our sales expense. Some examples are: the purchase of a Contract by a large group of individuals or an existing relationship between us and a prospective purchaser. We may not deduct a withdrawal charge under a Contract issued to an officer, director, agent or employee of Jackson National Life of NY or any of our affiliates.

         CONTRACT ENHANCEMENT CHARGE. If you select one of the Contract Enhancements, then for a period of seven Contract Years (five for the 2% Contract Enhancement) a charge will be imposed based upon the average daily net asset value of your allocations to the Investment Divisions. These charges will also be assessed against any amounts you have allocated to the Fixed Account by reducing credited rates which will not be less than the minimum guaranteed interest rate (assuming no withdrawals). The amounts of these charges (or reductions in credited rates) depend upon which of the Contract Enhancements you select:

                  CONTRACT ENHANCEMENT               2%                3%               4%

                  CHARGE (ON AN ANNUAL BASIS)        0.395%            0.42%            0.56%

         Due to this charge, it is possible that upon a complete withdrawal, you will receive less money back than if you had not elected the Contract Enhancement.

         CONTRACT ENHANCEMENT RECAPTURE CHARGE. If you select a Contract Enhancement and then make a partial or total withdrawal from your Contract, including annuitization, in the first seven years (five years for the 2% Contract Enhancement) since the premium payment withdrawn was made, you will pay a Contract Enhancement recapture charge that reimburses us for all or part of the Contract Enhancements that we credited to your Contract based on your first year premiums. Your Contract will also be subject to a recapture charge if you return it during the free look period. The amounts of these charges are as follows:

         CONTRACT ENHANCEMENT RECAPTURE CHARGE (AS A PERCENTAGE OF THE CORRESPONDING FIRST YEAR PREMIUM PAYMENT WITHDRAWN IF AN OPTIONAL CONTRACT ENHANCEMENT IS SELECTED)

        Completed Years Since Receipt of        0        1        2          3         4         5        6       7+
        Premium Payment
        Recapture Charge (2% Credit)            2%      2%      1.25%      1.25%      0.5%       0        0        0
        Recapture Charge (3% Credit)            3%      3%        2%        2%         2%       1%        1%       0
        Recapture Charge (4% Credit)            4%      4%       2.5%      2.5%       2.5%     1.25%    1.25%      0

         We expect to make a profit on the recapture charge, and examples in Appendix B may assist you in understanding how the recapture charge works. However, we do NOT assess the recapture charge on any amounts paid out as:

               o    death benefits;

               o income payments paid during the income phase (beginning on a date that is more than 13 months from the Issue Date);

               o    withdrawals taken under a free withdrawal provision;

               o withdrawals necessary to satisfy the minimum distribution requirements of the Internal Revenue Code (but if the requested withdrawal exceeds the minimum distribution requirements, then the entire withdrawal will be assessed the applicable recapture charge); or

               o withdrawals of up to $250,000 from the Separate Account or from the Fixed Accounts if you need extended hospital or nursing home care as provided in your Contract.

         During the applicable recapture charge period, you may neither allocate premiums nor transfer Contract Value to the Fixed Account (for the specified periods of three, five and seven years).

         GUARANTEED MINIMUM INCOME BENEFIT CHARGE. If you select the GMIB, on a calendar quarter basis, you will pay 0.15% of the GMIB Benefit Base (0.60% annually). This charge is deducted from the Contract Value at the end of each calendar quarter and upon termination of the GMIB on a pro rata basis using the GMIB Benefit Base as of the date of termination and the number of days since the last deduction. The first GMIB charge will be deducted on a pro rata basis from the Issue Date to the end of the first calendar quarter after the Issue Date. If the portion of the GMIB charge assessed against the Fixed Account results in a net interest rate of less than 2.25%, the GMIB charge will be waived. For more information about the GMIB Benefit Base, please see "Guaranteed Minimum Income Benefit" beginning on page 47. We reserve the right to change the charge on new Contracts, subject to a maximum annual charge of 0.75%. YOU SHOULD BE AWARE THAT THE GMIB CHARGE WILL BE DEDUCTED EVEN IF YOU NEVER USE THE BENEFIT AND IT ONLY APPLIES TO CERTAIN OPTIONAL INCOME PAYMENTS.

         7% GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE. If you select the 7% GMWB, you will pay 0.50% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. We reserve the right to prospectively change the charge on new Contracts, upon election of the benefit after issue or upon any election of any "step-up" subject to a maximum annual charge of 0.70%. For more information about the "step-up," please see "7% Guaranteed Minimum Withdrawal Benefit" beginning on page 39. We stop deducting this charge upon the earlier of the date you annuitize or the date your Contract Value falls to zero.

         5% FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE. If you select the 5% For Life GMWB, you will pay a charge on an annual basis of the average daily net asset value of your allocations to the Investment Divisions that depends on the Owner's age, or the age of the older Owner in the case of joint Owners, on the Contract's Issue Date (or the date this optional endorsement is selected, if different). Currently, for an Owner between the ages of:

                                60 and 64............................1.10%
                                65 and 69............................0.70%
                                70 and 74............................0.50%
                                75 and 80............................0.40%

         We reserve the right to prospectively change the charge on new Contracts or upon the selection of this benefit after issue, subject to the maximum annual charges for the same age groups, which are: 1.30%; 0.85%; 0.60%; and 0.50%, respectively. The charge may be reduced on the next Contract Anniversary following a birthday that places the Owner (or older Owner, as applicable) in the next age group if no withdrawals have been taken before that time. However, this charge reduction is not available upon the spouse's continuation of the Contract. For the Owner that is a legal entity, the charge is based on the age of the Annuitant(s). We will stop deducting the charge upon the earliest of either the date you annuitize or if your Contract value falls to zero.

         4% FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE. If you select the 4% For Life GMWB, you will pay a charge on an annual basis of the average daily net asset value of your allocations to the Investment Divisions that depends on the Owner's age, or the age of the older Owner in the case of joint Owners, on the Contract's Issue Date (or the date this optional endorsement is selected, if different). Currently, for an Owner between the ages of:

                                50 and 54............................0.65%
                                55 and 59............................0.50%
                                60 and 64............................0.35%
                                65 and 69............................0.25%
                                70 and 74............................0.20%
                                75 and 80............................0.15%

         We reserve the right to prospectively change the charge on new Contracts or upon the selection of this benefit after issue, subject to the maximum annual charges for the same age groups, which are: 0.85%; 0.65%; 0.50%; 0.35%; 0.30%; and 0.20%, respectively. The charge may be reduced on the next Contract Anniversary following a birthday that places the Owner (or older Owner, as applicable) in the next age group if no withdrawals have been taken before that time. However, this charge reduction is not available upon the spouse's continuation of the Contract. For the Owner that is a legal entity, the charge is based on the age of the Annuitant(s). We will stop deducting the charge upon the earliest of either the date you annuitize or if your Contract value falls to zero.

         DEATH BENEFIT CHARGES. There is no charge for the Contract's basic death benefit. However, for an additional charge, you may select one of the Contract's available optional death benefits in place of the basic death benefit.

                  If you select the Highest Anniversary Value Death Benefit, you will pay 0.25% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. We reserve the right to change the charge on new Contracts, subject to a maximum annual charge of 0.40%

                  If you select the Return of Premium Death Benefit, you will pay 0.20% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. We reserve the right to change the charge on new Contracts, subject to a maximum annual charge of 0.35%.

         We stop deducting this charge on the date you annuitize.

         FOUR-YEAR WITHDRAWAL CHARGE SCHEDULE. If you select the optional Four-year Withdrawal Charge Schedule, you will pay 0.25% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. We stop deducting this charge on the earlier of your fourth Contract Year or the date you annuitize.

         20% ADDITIONAL FREE WITHDRAWAL CHARGE. If you select the optional feature that permits you to withdraw up to 20% of premiums that are still subject to a withdrawal charge minus earnings during a Contract Year without a withdrawal charge, you will pay 0.30% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. We stop deducting this charge on the date you annuitize.

         OTHER EXPENSES. We pay the operating expenses of the Separate Account including those not covered by the mortality and expense and administrative charge. There are deductions from and expenses paid out of the assets of the Fund. These expenses are described in the attached prospectus for the JNL Series Trust, JNL Variable Fund LLC and the JNLNY Variable Fund I LLC. For more information, please see the Fund Annual Expenses table beginning on page 7.

         PREMIUM TAXES. Your state charges premium taxes or other similar taxes. We pay these taxes and may make a deduction from your Contract Values for them. Currently, the deduction is 2% of a premium payment.

         INCOME TAXES. We reserve the right, when calculating unit values, to deduct a credit or charge with respect to any taxes we have paid or reserved for during the valuation period that we determine to be attributable to the operation of the Separate Account or a particular Investment Division. No federal income taxes are applicable under present law, and we are not presently making any such deduction.

         DISTRIBUTION OF CONTRACTS. Jackson National Life Distributors, Inc., located at 8055 E. Tufts Avenue, Denver, Colorado 80237, serves as the distributor of the Contracts. Jackson National Life Distributors, Inc. is a wholly owned subsidiary of Jackson National Life Insurance Company.

         Commissions are paid to broker-dealers who sell the Contracts. While commissions may vary, they are not expected to exceed 8% of any premium payment. Where lower commissions are paid, we may also pay trail commissions. We may also pay commissions on the Income Date if the annuity option selected involves a life contingency or a payout over a period of ten or more years. Under certain circumstances, we may pay bonuses, overrides, and marketing allowances, in addition to the standard commissions. Contract purchasers should inquire of the representative if such bonus is available to them and its compliance with applicable law. We may, under certain circumstances where permitted by applicable law, pay a bonus to a Contract purchaser to the extent the broker-dealer waives its commission. We may use any of our corporate assets to cover the cost of distribution, including any profit from the Contract's mortality and expense risk charge and other charges. Besides Jackson National Life Distributors, Inc., we are affiliated with the following broker-dealers:

               o    National Planning Corporation,

               o    SII Investments, Inc.,

               o    IFC Holdings, Inc. d/b/a INVEST Financial Corporation,

               o    Investment Centers of America, Inc., and

               o    BH Clearing, LLC

         The Distributor also has the following relationships with the sub-advisers and their affiliates. The Distributor receives payments from certain sub-advisers to assist in defraying the costs of certain promotional and marketing meetings in which they participate. The amounts paid depend on the nature of the meetings, the number of meetings attended, the costs expected to be incurred, and the level of the sub-adviser's participation. National Planning Corporation participates in the sales of shares of retail mutual funds advised by certain sub-advisers and other unaffiliated entities and receives selling and other compensation from them in connection with those activities, as described in the prospectus or statement of additional information for those funds. The fees range between 0.30% and 0.45% depending on these factors. In addition, the Distributor acts as distributor of variable annuity Contracts and variable life insurance policies (the "Other Contracts") issued by Jackson National Life Insurance Company and its subsidiary Jackson National Life Insurance Company of New York. Raymond James Financial Services, a brokerage affiliate of the sub-adviser to the JNL/Eagle Funds, participates in the sale of Contracts and is compensated by JNLD for its activities at the standard rates of compensation. Unaffiliated broker-dealers are also compensated at the standard rates of compensation. The compensation consists of commissions, trail commissions, and other compensation or promotional incentives as described above and in the prospectus or statement of additional information for the Other Contracts.

                                    PURCHASES

         The Contract is a modified single premium contract. WE WILL ONLY ACCEPT PREMIUM PAYMENTS DURING THE FIRST CONTRACT YEAR.

         MINIMUM INITIAL PREMIUM:

               o    $2,000 for a tax-qualified Contract.

               o    $5,000 for a non-qualified Contract.

         MINIMUM ADDITIONAL PREMIUMS:

               o    $500

               o    $50 for an automatic payment plan.

         These minimums apply to purchases, but do not preclude subsequent partial withdrawals that would reduce Contract Values below the minimum initial purchase amounts, as long as the amount left in the account is sufficient to pay the withdrawal charge. The minimum you may allocate to a Fixed Account or Investment Division is $100. There is a $100 minimum balance requirement for each Fixed Account and Investment Division. We reserve the right to restrict availability or impose restrictions on the Fixed Accounts.

         MAXIMUM PREMIUMS:

               o The maximum aggregate premiums you may make without our prior approval is $1 million.

         The payment of subsequent premium payments relative to market conditions at the time they are made may or may not contribute to the various benefits under your Contract, including the death benefit, the GMWB and the GMIB. The payment and timing of subsequent premium payments may also affect the value of the Contract Enhancements.

         ALLOCATIONS OF PREMIUM. You may allocate your premiums to one or more of the Fixed Account and Investment Divisions. Each allocation must be a whole percentage between 0% and 100%. The minimum amount you may allocate to the Fixed Account or an Investment Division is $100. We will allocate any additional premiums you pay in the same way unless you instruct us otherwise. These allocations will be subject to our minimum allocation rules described above.

         You may not allocate your Contract Values among more than 18 Investment Divisions and the Fixed Account at any one time.

         We will issue your Contract and allocate your first premium within two BUSINESS DAYS (days when the New York Stock Exchange is open) after we receive your first premium and all information that we require for the purchase of a Contract. If we do not receive all of the information that we require, we will contact you to get the necessary information. If for some reason we are unable to complete this process within five business days, we will either return your money or get your permission to keep it until we receive all of the required information.

         Each business day ends when the New York Stock Exchange closes (usually 4:00 p.m. Eastern time).

         OPTIONAL CONTRACT ENHANCEMENTS. If you elect one of our optional Contract Enhancements, then at the end of any business day in the first Contract Year when we receive a premium payment, we will credit your Contract Value with an additional 2%, 3% or 4% of your payment, depending upon which Contract Enhancement you have selected. So your Contract Value will reflect the Contract Enhancement and any gains and losses attributable to it, all of which whenever withdrawn will be considered earnings under the Contract for tax purposes.

         There is a charge for the Contract Enhancement that is assessed against the Investment Divisions and the Fixed Account. We will also impose a Contract Enhancement recapture charge if you make withdrawals in excess of the free withdrawals permitted by your Contract or return your Contract during the Free Look period.

         The amount and duration of the recapture charge depends upon which Contract Enhancement you elect. We will not impose the Contract Enhancement recapture charge if your withdrawal is made for extended care, withdrawal of earnings, free withdrawals, amounts paid out as income payments or death benefits, or to satisfy minimum distribution requirements of the Internal Revenue Code. If the withdrawal requested exceeds the minimum distribution requirements, the recapture charge will be charged on the entire withdrawal amount. We expect to make a profit on these charges for the Contract Enhancements. Examples in Appendix B may assist you in understanding how recapture charges for the Contract Enhancement options work.

         Asset-based charges are deducted from the total value of the Separate Account. In addition, for the Fixed Account, the Contract Enhancement charge lowers the credited rate that would apply if the Contract Enhancement had not been elected. Therefore, your Contract incurs charges on the entire amounts included in your Contract, which includes premium payments made in the first seven (five for the 2% Contract Enhancement) years, the Contract Enhancement and the earnings, if any, on such amounts for the first seven (five for the 2% Contract Enhancement) Contract Years. As a result, the aggregate charges assessed will be higher than those that would be charged if the Contract did not include the Contract Enhancement. Accordingly, it is possible that upon surrender, you will receive less money back than you would have if you had not elected the Contract Enhancement. Jackson National Life of NY will recapture all or part of any Contract Enhancements if you make withdrawals in the first seven (five for the 2% Contract Enhancement) years.

         Accordingly, the increased Contract Value resulting from a Contract Enhancement is reduced during the first seven Contract Years (five for the 2% Contract Enhancement) by the operation of the Contract Enhancement Charge. If you do not make a withdrawal during the first seven years (five for the 2% Contract Enhancement), at the end of the seven-year period (five for the 2% Contract Enhancement) that the Contract Enhancement Charge is applicable, the Contract Value will be equal to or slightly higher than if you had not selected the Contract Enhancement endorsement, regardless of investment performance. Contract values may also be higher if you pay additional premium payments in the first Contract Year, because those additional amounts will be subject to the Contract Enhancement Charge for less than seven full years (five for the 2% Contract Enhancement).

         In the first seven Contract Years (five for the 2% Contract Enhancement), the Contract Enhancement typically will be beneficial (even in circumstances where cash surrender value may not be higher than Contracts without the Contract Enhancement) in the following circumstances:

               o    death benefits computed on the basis of Contract Value;

               o    withdrawals taken under the 10% free withdrawal provision;

               o withdrawals necessary to satisfy the minimum distribution requirements of the Internal Revenue Code;

               o withdrawals under our extended care benefit. For more information, please see "Waiver of Withdrawal and Recapture Charges for Extended Care" beginning on page 38.

         In electing a Contract Enhancement, you may neither allocate premiums nor transfer Contract Value to the Fixed Account (for the specified periods of three, five and seven years) during the applicable recapture charge period.

         The 3% and 4% Contract Enhancements are not available with the 20% Additional Free Withdrawal endorsement.

         CAPITAL PROTECTION PROGRAM. If you select our Capital Protection program at issue, we will allocate enough of your premium to the Fixed Account you select to assure that the amount so allocated will equal at the end of a selected period of 1, 3, 5, or 7 years, your total original premium paid. You may allocate the rest of your premium to any Investment Division(s). If any part of the Fixed Account value is surrendered or transferred before the end of the selected guarantee period, the value at the end of that period will not equal the original premium. This program is available only if Fixed Account Options are available. There is no charge for the Capital Protection Program. You should consult your Jackson National Life of NY representative with respect to the current availability of 3, 5, 7 year Fixed Accounts and the availability of the Capital Protection program.

         For an example of Capital Protection, assume you made a premium payment of $10,000 when the interest rate for the three-year guaranteed period was 3.00% per year. We would allocate $9,152 to that guarantee period because $9,152 would increase at that interest rate to $10,000 after three years, assuming no withdrawals are taken. The remaining $848 of the payment would be allocated to the Investment Division(s) you selected.

         Alternatively, assume Jackson National Life of NY receives a premium payment of $10,000 when the interest rate for the 7-year period is 6.75% per year. Jackson National Life of NY will allocate $6,331 to that guarantee period because $6,331 will increase at that interest rate to $10,000 after 7 years. The remaining $3,669 of the payment will be allocated to the Investment Division(s) you selected.

         Thus, as these examples demonstrate, the shorter guarantee periods require allocation of substantially all of your premium to achieve the intended result. In each case, the results will depend on the interest rate declared for the guaranteed period.

         ACCUMULATION UNITS. Your Contract Value allocated to the Investment Divisions will go up or down depending on the performance of the Investment Divisions you select. In order to keep track of the value of your Contract during the accumulation phase, we use a unit of measure called an "Accumulation Unit." During the income phase we use a measure called an "Annuity Unit."

         Every business day, we determine the value of an Accumulation Unit for each of the Investment Divisions by:

               o    determining   the  total   amount  of  assets  held  in  the
                    particular Investment Division;

               o subtracting any charges and taxes chargeable under the Contract; and

               o    dividing   this   amount  by  the   number  of   outstanding
                    Accumulation Units.

         The value of an Accumulation Unit is expected to vary from day to day. The base Contract has a different Accumulation Unit value than each combination of optional endorsements an Owner may elect, based on the differing amount of charges applied in calculating that Accumulation Unit Value.

         When you make a premium payment, we credit your Contract with Accumulation Units. The number of Accumulation Units we credit is determined at the close of that business day by dividing the amount of the premium allocated to any Investment Division by the value of the Accumulation Unit for that Investment Division that reflects the combination of optional endorsements you have selected and their respective charges.

                  TRANSFERS AND FREQUENT TRANSFER RESTRICTIONS

         You may transfer your Contract Value between and among the Investment Divisions at any time, unless transfers are subject to other limitations, but transfers between the Fixed Account and an Investment Division must occur prior to the Income Date. Transfers from the Fixed Account will be subject to any applicable Interest Rate Adjustment. There may be periods when we do not offer the Fixed Account, or when we impose special transfer requirements on the Fixed Account. If a renewal occurs within one year of the Income Date, we will credit interest up to the Income Date at the then Current Interest Rate for the Fixed Account Option. You can make 15 transfers every Contract Year during the accumulation phase without charge.

         A transfer will be effective as of the end of the business day when we receive your transfer request in Good Order, and we will disclaim all liability for transfers made based on your transfer instructions, or the instructions of a third party authorized to submit transfer requests on your behalf.

         RESTRICTIONS ON TRANSFERS. The Contract is not designed for frequent transfers by anyone. Frequent transfers between and among Investment Divisions may disrupt the underlying Funds and could negatively impact performance, by interfering with efficient management and reducing long-term returns, and increasing administrative costs. Neither the Contracts nor the underlying Funds are meant to promote any active trading strategy, like market timing. To protect Owners and the underlying Funds, we have policies and procedures to deter frequent transfers between and among the Investment Divisions.

         Under these policies and procedures, there is a $25 charge per transfer after 15 in a Contract Year, and no round trip transfers are allowed within 15 calendar days. Also, we could restrict your ability to make transfers to or from one or more of the Investment Divisions, which possible restrictions may include, but are not limited to:

               o    limiting the number of transfers over a period of time;

               o    requiring a minimum time period between each transfer;

               o limiting transfer requests from an agent acting on behalf of one or more Owners or under a power of attorney on behalf of one or more Owners; or

               o limiting the dollar amount that you may transfer at any one time.

         To the extent permitted by applicable law, we reserve the right to restrict the number of transfers per year that you can request, and to restrict you from making transfers on consecutive business days. In addition, your right to make transfers between and among Investment Divisions may be modified if we determine that the exercise by one or more Owners is, or would be, to the disadvantage of other Owners.

         We continuously monitor transfers under the Contract for disruptive activity based on frequency, pattern and size. We will more closely monitor Contracts with disruptive activity, placing them on a watch list, and if the disruptive activity continues, we will restrict the availability of electronic or telephonic means to make a transfer, instead requiring that transfer instructions be mailed through regular U.S. postal service, and/or terminate the ability to make transfers completely, as necessary. If we terminate your ability to make transfers, you may need to make a partial withdrawal to access the Contract Value in the Investment Division(s) from which you sought a transfer. We will notify you and your representative in writing within five days of placing the Contract on a watch list.

         Regarding round trip transfers, we will allow redemptions from an Investment Division; however, once a complete or partial redemption has been made from an Investment Division through an Investment Division transfer, you will not be permitted to transfer any value back into that Investment Division within 15 calendar days of the redemption. We will treat as short-term trading activity any transfer that is requested into an Investment Division that was previously redeemed within the previous 15 calendar days, whether the transfer was requested by you or a third party.

         Our policies and procedures do not apply to the money market Investment Division, the Fixed Account, Dollar Cost Averaging or the Automatic Rebalancing program. We may also make exceptions that involve an administrative error, or a personal unanticipated financial emergency of an Owner resulting from an identified health, employment, or other financial or personal event that makes the existing allocation imprudent or a hardship. Please contact our Annuity Service Center if you believe your transfer request entails a financial emergency.

         Otherwise, we do not exempt any person or class of persons from our policies and procedures. We have agreements allowing for asset allocation and investment advisory services that are not only subject to our policies and procedures, but also to additional conditions and limitations, intended to limit the potential adverse impact of these activities on other Owners of the Contract. We expect to apply our policies and procedures uniformly, but because detection and deterrence involves judgments that are inherently subjective, we cannot guarantee that we will detect and deter every Contract engaging in frequent transfers every time. We also expect to apply our policies and procedures in a manner reasonably designed to prevent transfers that we consider to be to the disadvantage of other Owners, and we may take whatever action we deem appropriate, without prior notice, to comply with or take advantage of any state or federal regulatory requirement.

                       TELEPHONE AND INTERNET TRANSACTIONS

         THE BASICS. You can request certain transactions by telephone or at www.jnlny.com, our Internet website, subject to our right to terminate electronic or telephone transfer privileges, as described above. Our Annuity Service Center representatives are available during business hours to provide you with information about your account. We require that you provide proper identification before performing transactions over the telephone or through our Internet website. For Internet transactions, this will include a Personal Identification Number (PIN). You may establish or change your PIN at www.jnlny.com.

         WHAT YOU CAN DO AND HOW. You may make transfers by telephone or through the Internet unless you elect not to have this privilege. Any authorization you provide to us in an application, at our website, or through other means will authorize us to accept transaction instructions, including Investment Division transfers/allocations, by you and your financial representative unless you notify us to the contrary. To notify us, please call us at the Annuity Service Center number referenced in your Contract or on your quarterly statement.

         WHAT YOU CAN DO AND WHEN. When authorizing a transfer, you must complete your telephone call by the close of the New York Stock Exchange (usually 4:00 p.m. Eastern time) in order to receive that day's Accumulation Unit value for an Investment Division.

         Transfer instructions you send electronically are considered to be received by us at the time and date stated on the electronic acknowledgement we return to you. If the time and date indicated on the acknowledgement is before the close of the New York Stock Exchange, the instructions will be carried out that day. Otherwise the instructions will be carried out the next business day. We will retain permanent records of all web-based transactions by confirmation number. If you do not receive an electronic acknowledgement, you should telephone our Annuity Service Center immediately.

         HOW TO CANCEL A TRANSACTION. You may only cancel an earlier telephone or electronic transfer requests made on the same day by calling the Annuity Service Center before the New York Stock Exchange closes. Otherwise, your cancellation instruction will not be allowed because of the round trip transfer restriction.

         OUR PROCEDURES. Our procedures are designed to provide reasonable assurance that telephonic or any other electronic authorizations are genuine. Our procedures include requesting identifying information and tape-recording telephone communications, and other specific details. We and our affiliates disclaim all liability for any claim, loss or expense resulting from any alleged error or mistake in connection with a transaction requested by telephone or other electronic means that you did not authorize. However, if we fail to employ reasonable procedures to ensure that all requested transactions are properly authorized, we may be held liable for such losses.

         We do not guarantee access to telephonic and electronic information or that we will be able to accept transaction instructions via the telephone or electronic means at all times. We also reserve the right to modify, limit, restrict or discontinue at any time and without notice the acceptance of instruction from someone other than you and/or this telephonic and electronic transaction privilege. Elections of any optional benefit or program must be in writing and will be effective upon receipt of the request in Good Order.

         Upon notification of the Owner's death, any telephone transfer authorization, other than by the surviving joint Owners, designated by the Owner ceases and we will not allow such transactions unless the executor/representative provides written authorization for a person or persons to act on the executor's/representative's behalf.

                              ACCESS TO YOUR MONEY

         You can have access to the money in your Contract:

               o    by making either a partial or complete withdrawal;

               o    by electing the Systematic Withdrawal Program;

               o    by electing a Guaranteed Minimum Withdrawal Benefit, or

               o    by electing to receive income payments.

         Your Contract provides for a 10% withdrawal of premiums free from withdrawal charges (any Contract Enhancement recapture charges and/or an Interest Rate Adjustment) each Contract Year, which free withdrawal amount, for an additional charge, can be increased to 20% of premiums with the 20% Additional Free Withdrawal endorsement. Your Beneficiary can have access to the money in your Contract when a death benefit is paid.

         When you make a complete withdrawal you will receive the value of your Contract as of the end of the business day your request is received by us in Good Order, MINUS any applicable taxes, the Annual Contract Maintenance Charges, charges due under any optional endorsement and all applicable recapture and withdrawal charges, adjusted for any applicable Interest Rate Adjustment.

         Your withdrawal request must be in writing. We will accept withdrawal requests submitted via facsimile. There are risks associated with not requiring original signatures in order to disburse the money. The proceeds will be sent to your last recorded address in our records, so be sure to notify us, in writing of any address change.

         Except in connection with the systematic withdrawal program, you must withdraw at least $500 or, if less, the entire amount in the Fixed Account or Investment Division from which you are making the withdrawal. If you are not specific, your withdrawal will be taken from your allocations to the Fixed Account and Investment Divisions based on the proportion their respective values bear to the Contract Value. With the Systematic Withdrawal Program, you may withdraw a specified dollar amount (of at least $50 per withdrawal) or a specified percentage. After your withdrawal, at least $100 must remain in each Fixed Account or Investment Division from which the withdrawal was taken or such greater amount if and to the extent that Contract Value is sufficient to pay any remaining withdrawal charges that remain after the withdrawal. A withdrawal request that would reduce the remaining Contract Value to less than $100 will be treated as a request for a complete withdrawal.

         INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE. THERE ARE LIMITATIONS ON WITHDRAWALS FROM QUALIFIED PLANS. SEE "TAXES."

         WAIVER OF WITHDRAWAL AND RECAPTURE CHARGES FOR EXTENDED CARE. We will waive the withdrawal charges and recapture charges (but not any Interest Rate Adjustment) that would otherwise apply in certain circumstances by providing you, at no charge, an Extended Care Benefit, on amounts of up to $250,000 from the Investment Divisions and Fixed Account that you withdraw after providing us with a physician's statement that you have been confined to a nursing home or hospital for 90 consecutive days, beginning at least 30 days after your Contract was issued. You may exercise this benefit once under your Contract.

         FOUR-YEAR WITHDRAWAL SCHEDULE. You may elect the Four-year Withdrawal Schedule endorsement in place of the Contract's base withdrawal charge schedule (that lasts for six Completed Years):

                  0          1          2            3            4+

                  4.5%       3%         1.75%        1.25%        0

         The potential benefit of this endorsement normally will persist for the first five years, depending on performance (the greater the performance, the less the benefit). The Four-year Withdrawal Schedule is not available with the 20% Additional Free Withdrawal endorsement.

         20% ADDITIONAL FREE WITHDRAWAL. If you elect the 20% Additional Free Withdrawal endorsement, you may withdraw the greater of 20% of premiums without the withdrawal charge, Interest Rate Adjustment and/or recapture charge that would otherwise apply and earnings. This endorsement will replace the 10% Additional Free Withdrawal. In addition, the 20% Additional Free Withdrawal endorsement is a liquidity feature that provides a benefit if you contemplate or need to take large withdrawals. The 20% Additional Free Withdrawal endorsement provides extra liquidity in any market environment. But when the 20% Additional Free Withdrawal endorsement is elected in combination with a GMWB, taking full advantage of the benefit in a declining market will have an adverse effect on the GMWB if your Contract Value falls below your Guaranteed Withdrawal Balance. Also, when the 20% Additional Free Withdrawal endorsement is elected in combination with the 5% or 4% For Life GMWB, taking full advantage of the benefit may invalidate the "for life" guarantee. ANY TIME YOU USE THE 20% FREE WITHDRAWAL ENDORSEMENT WHEN THE AMOUNT OF THE WITHDRAWAL EXCEEDS THE GAWA AND THE CONTRACT VALUE IS LESS THAN THE GWB, IT IS DISADVANTAGEOUS. You may NOT elect this option if you elect the 3% or 4% Contract Enhancements or the Four-year Withdrawal Charge Schedule.

         7% GUARANTEED MINIMUM WITHDRAWAL BENEFIT. THE FOLLOWING DESCRIPTION OF THE 7% GMWB IS SUPPLEMENTED BY SOME EXAMPLES IN APPENDIX C THAT MAY ASSIST YOU IN UNDERSTANDING HOW THE 7% GMWB CALCULATIONS ARE MADE IN CERTAIN CIRCUMSTANCES. For Owners 80 years old and younger on the Contract's Issue Date, or on the date on which this endorsement is selected if after the Contract's Issue Date, a 7% GMWB may be available, which permits an Owner to make partial withdrawals, prior to the Income Date that, in total, are guaranteed to equal the Guaranteed Withdrawal Balance (GWB) (as defined below), regardless of your Contract Value. We may limit availability of this optional endorsement. Once selected, the 7% GMWB cannot be canceled. If you select the 7% GMWB when you purchase your Contract, your net premium payment will be used as the basis for determining the GWB. The 7% GMWB may also be selected after the Issue Date within the 30 days before any Contract Anniversary. If you select the 7% GMWB after the Issue Date, to determine the GWB, we will use your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added. However, THE GWB CAN NEVER BE MORE THAN $5 MILLION, and the GWB is reduced with each withdrawal you take.

         Once the GWB has been determined, we calculate the Guaranteed Annual Withdrawal Amount (GAWA), which is the maximum annual partial withdrawal amount. Upon selection, the GAWA is equal to 7% of the GWB. The GAWA will not be reduced if partial withdrawals taken within any one Contract Year do not exceed 7%. However, withdrawals are not cumulative. If you do not take 7% in one Contract Year, you may not take more than 7% the next Contract Year. If you withdraw more than the 7%, the guaranteed amount available may be less than the total premium payments and the GAWA may be reduced. The GAWA can be divided up and taken on a payment schedule that you request. You can continue to take the GAWA each Contract Year until the GWB has been depleted.

         Withdrawal charges, Contract Enhancement recapture charges, and Interest Rate Adjustments, as applicable, are taken into consideration in calculating the amount of your partial withdrawals pursuant to the 7% GMWB, but these charges or adjustments are offset by your ability to make free withdrawals under the Contract.

         During the first Contract Year while we will only accept premium payments, any time a subsequent premium payment is made, we recalculate the GWB and the GAWA. Each time you make a premium payment, the GWB is increased by the amount of the net premium payment. Also, the GAWA will increase by 7% of the net premium payment or 7% of the increase in the GWB, if less. We require prior approval for a subsequent premium payment, however, that would result in the Contract having $1 million of premiums in the aggregate.

         If the total of your partial withdrawals made in the current Contract Year are greater than the GAWA, we will recalculate your GWB and your GAWA may be lower in the future. In other words, WITHDRAWING MORE THAN THE GAWA IN ANY CONTRACT YEAR COULD CAUSE THE GWB TO BE REDUCED BY MORE THAN THE AMOUNT OF THE WITHDRAWAL(S) AND EVEN RESET TO THE THEN CURRENT CONTRACT VALUE, LIKELY REDUCING THE GAWA, TOO. Recalculation of the GWB and GAWA may result in reducing or extending the payout period. Please refer to the examples in Appendix C for supplemental information about the impact of partial withdrawals.

         If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the GAWA, the GWB is equal to the greater of:

               o the GWB prior to the partial withdrawal less the partial withdrawal; or

               o    zero.

         If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is greater than the GAWA, the GWB is equal to the lesser of:

               o the Contract Value after the partial withdrawal, less any applicable recapture charges remaining after the partial withdrawal; or

               o the greater of the GWB prior to the partial withdrawal less the partial withdrawal or zero.

         If all your partial withdrawals made in the current Contract Year are less than or equal to the GAWA, the GAWA is the lesser of:

               o    the GAWA prior to the partial withdrawal; or

               o    the GWB after the partial withdrawal.

         If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is greater than the GAWA, the GAWA is equal to the lesser of:

               o    the GAWA prior to the partial withdrawal, or

               o    the GWB after the partial withdrawal, or

               o    7% of the greater of:

                    1. the Contract Value after the partial withdrawal, less any applicable recapture charges remaining after the partial withdrawal; or

                    2.   the GWB after the partial withdrawal.

         For purposes of these calculations, all partial withdrawals are assumed to be the total amount withdrawn, including any withdrawal charges, recapture charges and Interest Rate Adjustments.

         Withdrawals made under the guarantee of this endorsement are considered to be the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements. They are subject to the same restrictions and processing rules as described in the Contract.

         On or after your fifth anniversary after selecting the 7% GMWB, you may choose to "step-up" the GWB to equal your then current Contract Value. The request will be processed and effective on the day we receive the request in Good Order, which day is on or during the 30 days following a Contract Anniversary. Your GAWA then becomes the greater of: (i) 7% of the Contract Value on the effective date of the "step-up" or (ii) the GAWA prior to the "step-up." You would not choose a "step-up" if your current GWB is higher than your Contract Value.

         More than one "step up" is permitted, but there must be at least five Contract Years between "step ups." Before deciding to "step-up," please consult with the registered representative who helped you to purchase the Contract or contact us at our Annuity Service Center.

         SPOUSAL CONTINUATION. If the Contract is continued by the spouse, the spouse retains all rights previously held by the Owner and therefore may elect to add the 7% GMWB feature to the Contract within the 30 days prior to any Contract Anniversary following the continuation date of the original Contract's Issue Date. The 7% GMWB would become effective on the Contract Anniversary following receipt of the request in Good Order.

         If the spouse continues the Contract and the 7% GMWB already applies to the Contract, the 7% GMWB will continue and no adjustment will be made to the GWB or the GAWA at the time of continuation. Your spouse may elect to "step-up" on the continuation date. If the Contract is continued under the Special Spousal Continuation Option, the value applicable upon "step-up" is the Contract Value, including any adjustments applied on the continuation date. Any subsequent "step-up" must follow the "step-up" restrictions listed above (Contract anniversaries will continue to be based on the anniversary of the original Contract's Issue Date).

         SURRENDER. If your Contract is surrendered, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under the GMWB Endorsement. The 7% GMWB is terminated.

         CONTRACT VALUE IS ZERO. If your Contract Value is reduced to zero as the result of a partial withdrawal, contract charges or poor fund performance and the GWB after the withdrawal is greater than zero, the GWB will be paid to you on a periodic basis elected by you, which will be no less frequently than annually. The total annual payment will equal the GAWA, but will not exceed the current GWB.

         All other rights under your Contract cease and we will no longer accept subsequent premium payments and all optional endorsements are terminated without value. Upon your death as the Owner, your Beneficiary will receive the scheduled payments. No other death benefit will be paid.

         ANNUITIZATION. If you decide to annuitize your Contract, you may choose the following income option instead of one of the other income options listed in your Contract:

         FIXED PAYMENT INCOME OPTION. This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that you select. If you should die before the payments have been completed, the remaining payments will be made to the Beneficiary.

         This income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the Annuitant at the time the option becomes effective.

         EFFECT OF GMWB ON TAX DEFERRAL. The purchase of a 7% GMWB may not be appropriate for the Owners of Contracts who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity Contract. Please consult your tax and financial advisors on this and other matters prior to electing the 7% GMWB.

         5% FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT. BEFORE READING MORE ABOUT THE 5% FOR LIFE GMWB, PLEASE BE SURE TO FAMILIARIZE YOURSELF WITH THE 7% GMWB, AS DISCUSSED EARLIER, BECAUSE OF THE SIMILARITIES AND DIFFERENCES BETWEEN THE ENDORSEMENTS. THE FOLLOWING DESCRIPTION IS SUPPLEMENTED BY SOME EXAMPLES IN APPENDIX D. For Owners between the ages of 60 and 80 on the Contract's Issue Date, or on the date on which this endorsement is selected if after the Contract's Issue Date, a 5% for Life GMWB may be available. (For the Owner that is a legal entity, the benefit is based on the age of the Annuitant(s).) The 5% for Life GMWB permits you to make partial withdrawals prior to the Income Date that, in total, are guaranteed to at least equal the GWB (and because of the "for life" guarantee, your total withdrawals could be more than the GWB), regardless of your Contract Value. For the 5% for Life GMWB, how the GWB and GAWA are determined is the same as the 7% GMWB, except that: provisionis made for totalpartial withdrawals to satisfy the minimum distribution requirements, under the Internal Revenue Code, for the Contract and your "for life" guarantee will remain in effect; there is no recalculation of the GAWA if your total partial withdrawals in a Contract Year are less than or equal to the GAWA and your "for life" guarantee is still in effect; the GAWA is 5% of the GWB; and there is a "for life" guarantee.

         "For life" means the longer of: the Owner's life, or with joint Owners, the life of the one dying first; or until total partial withdrawals deplete the GWB. So long as the "for life" guarantee is in effect, you may continue to take partial withdrawals of the GAWA even after the Contract Value falls to zero. Because of the "for life" guarantee, we do not allow an ownership change of a Contract with this endorsement, except for the Owner that is a legal entity. With an Owner that is a legal entity, we will allow ownership to change to another legal entity or to the Annuitant, and the "for life" guarantee will remain in effect. However, even if the "for life" guarantee were to become invalid, we would not allow an ownership change. You will invalidate the "for life" guarantee if your total partial withdrawals in a Contract Year exceed the GAWA. The "for life" guarantee is terminated upon spousal continuation.

         The GWB of the 5% for Life GMWB may be "stepped-up" in the same fashion as the 7% GMWB, subject to the same conditions and requirements, with the GAWA based on 5% of the GWB.

         With the 5% for Life GMWB, if your Contract Value is reduced to zero as a result of a partial withdrawal, contract charges or poor fund performance, the GAWA will automatically be paid no less frequently than annually, based on your instructions, through the "for life" guarantee, or until the GWB is depleted if the "for life" guarantee is no longer effective.

         4% FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT. BEFORE READING MORE ABOUT THE 4% FOR LIFE GMWB, PLEASE BE SURE TO FAMILIARIZE YOURSELF WITH THE 7% GMWB, AS DISCUSSED EARLIER, BECAUSE OF THE SIMILARITIES AND DIFFERENCES BETWEEN THE ENDORSEMENTS. ALSO, THE FOLLOWING DESCRIPTION IS SUPPLEMENTED BY SOME EXAMPLES IN APPENDIX E. For Owners between the ages of 50 and 80 on the Contract's Issue Date, or on the date on which this endorsement is selected if after the Contract's Issue Date, a 4% for Life GMWB may be available. (For the Owner that is a legal entity, the benefit is based on the Annuitant(s).) The 4% for Life GMWB permits you to make partial withdrawals prior to the Income Date that, in total, are guaranteed to at least equal the GWB (and because of the "for life" guarantee, your total withdrawals could be more than the
         GWB), regardless of your Contract Value. For the 4% for Life GMWB, how the GWB and GAWA are determined is the same as the 7% GMWB, except that: there is no recalculation of the GAWA if your total partial withdrawals in a Contract Year are less than or equal to the GAWA and your "for life" guarantee is still in effect; the GAWA is 4% of the GWB; and there is a "for life" guarantee.

         "For life" means the longer of: the Owner's life, or with joint Owners, the life of the one dying first; or until total partial withdrawals deplete the GWB. So long as the "for life" guarantee is in effect, you may continue to take partial withdrawals of the GAWA even after the Contract Value falls to zero. Because of the "for life" guarantee, we do not allow an ownership change of a Contract with this endorsement, except for the Owner that is a legal entity. With an Owner that is a legal entity, we will allow ownership to change to another legal entity or to the Annuitant, and the "for life" guarantee will remain in effect. However, even if the "for life" guarantee were to become invalid, we would not allow an ownership change. You will invalidate the "for life" guarantee if your total partial withdrawals in a Contract Year exceed the GAWA. The "for life" guarantee is terminated upon spousal continuation.

         The GWB of the 4% for Life GMWB may be "stepped-up" in the same fashion as the 7% GMWB, subject to the same conditions and requirements, but with the GAWA based on 4% of the GWB.

         With the 4% for Life GMWB, if your Contract Value is reduced to zero as a result of a partial withdrawal, contract charges or poor fund performance, the GAWA will automatically be paid no less frequently than annually, based on your instructions, through the "for life" guarantee, or until the GWB is depleted if the "for life" guarantee is no longer effective.

         YOU MAY ELECT ONLY ONE GMWB. YOU MAY NOT ELECT BOTH A GMWB AND THE GMIB, AND YOU MAY NOT ADD A GMWB AFTER THE ISSUE DATE TO A CONTRACT WITH THE GMIB.

         SYSTEMATIC WITHDRAWAL PROGRAM. You can arrange to have money automatically sent to you periodically while your Contract is still in the accumulation phase. You may withdraw a specified dollar amount (of at least $50 per withdrawal) or a specified percentage. Your withdrawals may be on a monthly, quarterly, semi-annual or annual basis. There is no charge for the Systematic Withdrawal Program; however, you will have to pay taxes on money you receive. You may also be subject to a withdrawal charge and an Interest Rate Adjustment.

         SUSPENSION OF WITHDRAWALS OR TRANSFERS. We may be required to suspend or delay withdrawals or transfers from an Investment Division when:

               o the New York Stock Exchange is closed (other than customary weekend and holiday closings);

               o under applicable SEC rules, trading on the New York Stock Exchange is restricted;

               o under applicable SEC rules, an emergency exists so that it is not reasonably practicable to dispose of securities in an Investment Division or determine the value of its assets; or,

               o the SEC, by order, may permit for the protection of Contract Owners.

         We have reserved the right to defer payment for a withdrawal or transfer from the Fixed Account for up to six months or the period permitted by law.

                       INCOME PAYMENTS (THE INCOME PHASE)

         The income phase occurs when you convert the Contract Value into a stream of payments - you annuitize the Contract. You must annuitize all of the Contract Value. You may choose the Income Date, income option and whether your payments are to be fixed or variable. Your payments can be monthly, quarterly, semi-annually, or annually. Or you can choose a single lump sum, which will be deemed a withdrawal. If you have less than $5,000 to apply toward an income option, we may provide your payment in a single lump sum. Likewise, if your first income payment would be less than $50, we may set the frequency of payments so that the first payment would be at least $50. Once income payments begin, the Contract cannot be returned to the accumulation phase.

         INCOME DATE. The Income Date is the day on which payments under your Contract begin, which cannot be sooner than 13 months from the Issue Date. You can change the Income Date or income option at any time before the Income Date. You must give us written notice at least seven days before the scheduled Income Date. Income payments must begin by your 90th birthday under a non-qualified Contract, or the calendar year in which you attain age 70 1/2 under a traditional Individual Retirement Annuity (or such other age as required by law). Distributions under qualified plans and Tax-Sheltered Annuities must begin by the later of the calendar year in which you attain age 70 1/2 or the calendar year in which you retire. Distributions from Roth IRAs are not required prior to your death.

         INCOME OPTIONS. The Contract has four income options, and the Annuitant is the person whose life we look to when we make income payments. (Each description below assumes that you are the Owner and Annuitant.)

         OPTION 1 - Life Income. This income option provides monthly payments for your life. There is no death benefit. If you die after the Income Date, but before the first income payment, that amount is payable to the Beneficiary.

         OPTION 2 - Joint and Survivor. This income option provides monthly payments for your life and for the life of another person (usually your spouse) selected by you. Upon either person's death, the payments will continue during the life of the survivor. Reduced payments are available. If both of you die after the Income Date, but before the first income payment, that amount is payable to the Beneficiary.

         OPTION 3 - Life Annuity With at Least 120 or 240 Monthly Payments. This income option provides monthly payments for the Annuitant's life, but with payments continuing to the Beneficiary for the remainder of 10 or 20 years (as you select) if the Annuitant dies before the end of the selected period. If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate no higher than the rate used to calculate the initial payment.

         OPTION 4 - Income for a Specified Period. This income option provides monthly payments for any number of years from 5 to 30. If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate no higher than the rate used to calculate the initial payment.

         ADDITIONAL OPTIONS - We may make other income options available.

         NO WITHDRAWALS ARE PERMITTED DURING THE INCOME PHASE WITH AN INCOME OPTION THAT IS LIFE CONTINGENT.

         INCOME PAYMENTS. You may choose a variable income payment or a fixed income payment. Variable income payments will be based upon one or more Investment Divisions, and the dollar amount of your initial income payment will depend primarily upon the following:

               o the amount of your Contract Value you allocate to the Investment Division(s) on the Income Date;

               o the amount of any applicable premium taxes, recapture charges or withdrawal charges and any Interest Rate Adjustment deducted from your Contract Value on the Income Date;

               o    which income option you select; and

               o the investment factors listed in your Contract that translate the amount of your Contract Value (as adjusted for applicable charges, frequency of payment and commencement date) into initial payment amounts that are measured by the number of Annuity Units of the Investment Division(s) you select credited to your Contract.

         The investment factors in your Contract are calculated based upon a variety of factors, including the age and gender of the Annuitant if you select an income option with a life contingency and an assumed investment rate of 2.50%.

         The dollar amount of subsequent variable income payments will vary based upon the performance of the Investment Divisions you select. If that performance (measured by changes in the value of Annuity Units) exceeds the assumed investment rate, then your income payments will increase. If that performance is less than the assumed investment rate, then your income payments will decrease. Neither expenses actually incurred (other than taxes on investment return), nor mortality actually experienced, will adversely affect the dollar amount of subsequent variable income payments.

         Fixed income payments will be level for the duration of the income option and based on the more favorable of either the applicable annuity rates within the Table of Income Options for the Contract or our current annuity rates for like contracts on the Income Date.

         GUARANTEED MINIMUM INCOME BENEFIT. The optional Guaranteed Minimum Income Benefit (GMIB) endorsement guarantees a minimum fixed income benefit (under certain life contingent options) after a period of at least 10 Contract Years, subject to specific conditions, regardless of the fixed and variable options you select during the accumulation phase. This benefit is only available if

               o    you elect it prior to your Contract's Issue Date;

               o    the  Annuitant  is not older than age 75 on the Issue  Date;
                    and

               o you exercise it on or within 30 calendar days of your 10th, or any subsequent, Contract Anniversary, but in no event later than the 30 calendar day period following the Contract Anniversary immediately following the Annuitant's 85th birthday.

         The GMIB will terminate and will not be payable at the earliest of:

               o the Income Date (if prior to the effective date of the GMIB);

               o the 30th calendar day following the Contract Anniversary immediately after the Annuitant's 85th birthday;

               o    the date you make a total withdrawal from the Contract;

               o upon your death (unless your spouse is your Beneficiary, elects to continue the Contract and is eligible for this benefit); or

               o if the Owner is not a natural person, upon the death of the Annuitant.

         Once elected, the GMIB cannot be terminated in any other way while your Contract is in force.

         You have the option of taking the GMIB instead of the other income options described above. Your monthly income option payments will be calculated by applying the "GMIB Benefit Base" (described below) to the annuity rates in the table of guaranteed purchase rates attached to the GMIB endorsement. The only type of income payments available under the GMIB are life contingent fixed annuity income payments. The fixed annuity payment income options currently available are:

         OPTION 1 - Life Income,

         OPTION 2 - Joint and Survivor,

         OPTION 3 - Life Annuity with 120 Monthly Periods Guaranteed, and

         OPTION 4 - Joint and Survivor Life Annuity with 120 Monthly Periods Guaranteed.

         No other income options will be available, and no partial annuitization will be allowed.

         After the 10th Contract Anniversary or any subsequent Contract Anniversary, the Contract Owner must exercise this option prior to the Income Date. The GMIB may not be appropriate for Owners who will be subject to any minimum distribution requirements under an IRA or other qualified plan prior to the expiration of 10 Contract Years. Please consult a tax advisor on this and other matters of selecting income options.

         The GMIB only applies to the determination of income payments under the income options specified above. It is not a guarantee of Contract Value or performance. This benefit does not enhance the amounts paid in any withdrawals or death benefits. You will not receive any benefit under this endorsement if you make a total withdrawal of your Contract Value.

         Both the amount of the GMIB and the quarterly charge for the GMIB (described above in the Charges section) are based upon an amount called the "GMIB BENEFIT BASE." The GMIB Benefit Base is determined at the end of any business day and is the GREATER OF (A) OR (B), WHERE:

         (A) IS THE ROLL-UP COMPONENT WHICH IS EQUAL TO:

               o all premiums you have paid (net of any applicable premium taxes); PLUS

               o any Contract Enhancements credited on or before the business day the GMIB Benefit Base is being calculated; MINUS

               o    an  adjustment   (described   below)  for  any   withdrawals
                    (including   any   applicable   charges  and  Interest  Rate
                    Adjustments to those withdrawals);

         compounded at an annual interest rate of 5% from the Issue Date until the earlier of the Annuitant's 80th birthday or the Exercise Date.

         All adjustments for premiums and Contract Enhancements are made on the date of the premium payment. All withdrawal adjustments are made at the end of the Contract Year and on the Exercise Date. For total withdrawals up to 5% of the Roll-Up Component as of the previous Contract Anniversary, the withdrawal adjustment is the dollar amount of the withdrawal (including any applicable charges and adjustments to such withdrawal). After processing any applicable dollar for dollar portion of the withdrawal, the withdrawal adjustment for total withdrawals in a Contract Year in excess of 5% of the Roll-Up Component as of the previous Contract Anniversary is the Roll-Up Component immediately prior to the withdrawal multiplied by the percentage reduction in the Contract Value attributable to the withdrawal (including any applicable charges and adjustments to such withdrawal). In calculating the withdrawal adjustment, the Issue Date is considered a Contract Anniversary. Generally, the larger the withdrawal, the greater the impact on the GMIB Benefit Base. Please note also that when the Contract Value is greater than the Roll-Up Component, dollar for dollar withdrawals would result in a larger withdrawal adjustment than proportional withdrawals would. However, all withdrawals will be processed as described above, regardless of the level of the Contract Value.

         For example, the calculations for a Contract issued with an initial Premium payment of $10,000, the Guaranteed Minimum Income Benefit, and a 4% Contract Enhancement would be as follows. Assume the Owner takes a gross withdrawal during the Contract Year of $400, which is less than 5% of the Roll-Up Component as of the previous Contract Anniversary and therefore treated as a dollar-for-dollar withdrawal at the end of the Contract Year. The Roll-Up Component of the GMIB Benefit Base at the end of the year will be equal to the Premium and Contract Enhancement accumulated at 5% to the end of the year. The resulting Roll-Up Component is equal to ($10,000 + $400) x 1.05 - $400 = $10,520. This example does not take into account taxes.

         AND (B) IS THE GREATEST CONTRACT VALUE COMPONENT AND IS EQUAL TO:

               o the greatest Contract Value on any Contract Anniversary prior to the Annuitant's 81st birthday; MINUS

               o an adjustment (described below) for any withdrawals after that Contract Anniversary (including any applicable charges and Interest Rate Adjustments for those withdrawals); PLUS

               o any premiums paid (net of any applicable premium taxes) after that Contract Anniversary; MINUS

               o any Annual Contract Maintenance Charge, Transfer Charge, and any applicable non-asset based charges due under any optional endorsement deducted after that Contract Anniversary; and MINUS

               o    any taxes deducted after that Contract Anniversary.

         All adjustments are made on the date of the applicable listed events and their transaction. The withdrawal adjustment is the Greatest Contract Anniversary Value Component immediately prior to the withdrawal multiplied by the percentage reduction in the Contract Value attributable to the withdrawal (including any applicable charges and adjustments for such withdrawals).

         Neither component of the GMIB Benefit Base will ever exceed:

               o 200% of premiums paid (net of any applicable premium taxes and excluding premiums paid in the 12 months prior to the date the GMIB is exercised); MINUS

               o    any withdrawals (including related charges and adjustments);

         deducted since the issuance of the Contract.

         The applicability of this limitation will be determined after the calculation of each component of the GMIB Benefit Base.

         If you are the Annuitant under your Contract and your spouse continues the Contract after your death, your spouse will become the Annuitant and will continue to be eligible for the GMIB as long as he or she would have been eligible as an Annuitant when your Contract was issued and is age 84 or younger. If your spouse does not satisfy those criteria, then the GMIB will terminate and the charge for the GMIB discontinued. Similarly, if an Owner who is a natural person is not the Annuitant and the Annuitant dies, you (the Owner) may select a new Annuitant (who must be a person eligible to be an Annuitant on the Issue Date and is age 84 or younger). If the new Annuitant in that situation does not satisfy those criteria then the GMIB will terminate and the GMIB charge discontinued. In the event of joint Annuitants, the age of the youngest Annuitant will be used for all these determinations.

         Among other requirements applicable to Contracts issued to entities/Owners, the use of multiple Contracts by related entities to avoid maximum premium limits is not permitted. Selection of the GMIB is subject to our administrative rules designed to assure its appropriate use. We may update these rules as necessary.

         YOU MAY ELECT ONLY ONE GMWB. YOU MAY NOT ELECT BOTH A GMWB AND THE GMIB, AND YOU MAY NOT ELECT TO ADD A GMWB AFTER THE ISSUE DATE TO A CONTRACT WITH THE GMIB ENDORSEMENT.

                                  DEATH BENEFIT

         The Contract has a death benefit, namely the basic death benefit, which is payable during the accumulation phase. Or you may select an optional death benefit for an additional charge. The optional death benefit is only available upon application, and once chosen, cannot be canceled.

         The death benefit paid to your Beneficiary upon your death is calculated as of the date we receive all required documentation in Good Order, which includes but is not limited to due proof of death and a completed claim form from the Beneficiary of record (if there are multiple beneficiaries, we will calculate the death benefit when we receive this documentation from the first Beneficiary). If you have a joint Owner, the death benefit will be paid when the first joint Owner dies. The surviving joint Owner will be treated as the Beneficiary. Any other Beneficiary will be treated as a contingent Beneficiary. A contingent Beneficiary is entitled to receive payment only after the Beneficiary dies. Payment will include any required interest from the date of death. The death benefit paid will be the basic death benefit unless you have selected the optional death benefit endorsement. If you have a guaranteed minimum death benefit, the amount by which the guaranteed minimum death benefit exceeds the Contract Value will be added to your Contract Value as of the date we receive all required documentation from the Beneficiary of record and will be allocated among the Fixed Account and Investment Divisions according to the current allocation instructions on file for your Contract as of that date. Each Beneficiary will receive their portion of the remaining value, subject to market fluctuations, when their option election form is received at our Annuity Service Center in Lansing, Michigan. Only a spousal Beneficiary has the right to continue the Contract in force upon your death.

         BASIC DEATH BENEFIT.  The death benefit is Contract Value.

         OPTIONAL DEATH BENEFIT. Optional death benefits are available, which are designed to protect your Contract Value from potentially poor investment performance and the impact that poor investment performance could have on the amount of the basic death benefit. Because there is an additional annual charge for an optional death benefit, and because you cannot change your selection, please be sure that you have read about and understand the Contract's basic death benefit before selecting an optional death benefit. Optional death benefits are available if you are 79 years of age or younger on the Contract's Issue Date. However, the older you are when your Contract is issued, the less advantageous it would be for you to select an optional death benefit. These optional death benefits are subject to our administrative rules to assure appropriate use, which administrative rules may be changed, as necessary.

         For purposes of the optional death benefits, "Net Premiums" are defined as your premium payments net of premium taxes, reduced by any withdrawals (including applicable charges and adjustments for such withdrawals) at the time of the withdrawal in the same proportion that the Contract Value was reduced on the date of the withdrawal. Accordingly, if a withdrawal were to reduce the Contract Value by 50%, for example, Net Premiums would also be reduced by 50%. Similarly, with the "Highest Anniversary Value" component, the adjustment to your Contract Value for applicable charges will have occurred proportionally at the time of the deduction(s).

                  HIGHEST ANNIVERSARY VALUE DEATH BENEFIT changes your basic death benefit to the greater of:

                          (a) your Contract Value as of the end of the business day on which we receive all required documentation from your Beneficiary; or

                          (b) your greatest Contract Value on any Contract Anniversary prior to your 81st birthday, REDUCED BY any withdrawals (including any applicable withdrawal charges and adjustments for withdrawals), the Annual Contract Maintenance Charges, transfer charges, any applicable charges due under any optional endorsement and taxes subsequent to that Contract Anniversary, PLUS any premiums paid (net of any applicable premium taxes) subsequent to that Contract Anniversary.

                          The Issue Date is considered a Contract Anniversary.

                  RETURN OF PREMIUM DEATH BENEFIT changes your basic death benefit to the greater of:

                          (a) your Contract Value as of the end of the business day on which we receive all required documentation from your Beneficiary; or

                          (b) total Net Premiums since your Contract was issued.

         PAYOUT OPTIONS. The Contract's death benefit is payable pursuant to one of the following payout options:

               o    single lump sum payment; or

               o payment of entire death benefit within 5 years of the date of death; or

               o payment of the entire death benefit under an income option over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy; or payment of a portion of the death benefit under an income option over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy, with the balance of the death benefit payable to the Beneficiary. Any portion of the death benefit not applied under an income option within one year of the Owner's death, however, must be paid within five years of the date of the Owner's death.

         Under these payout options, the Beneficiary may also elect to receive additional lump sums at any time. The receipt of any additional lump sums will reduce the future payments to the Beneficiary.

         Unless the Beneficiary chooses to receive the entire death benefit in a single sum, the Beneficiary must elect a payout option within the 60-day period beginning with the date we receive proof of death and payments must begin within one year of the date of death. If the Beneficiary chooses to receive some or all of the death benefit in a single sum and all the necessary requirements are met, we will pay the death benefit within seven days. If your Beneficiary is your spouse, he/she may elect to continue the Contract, at the current Contract Value, in his/her own name. There is also a Special Spousal Continuation option. For more information, please see "Special Spousal Continuation Option" beginning below.

         PRE-SELECTED PAYOUT OPTION. You may pre-select the payout option of the death benefit for your Beneficiary in the event you die before the Income Date. The Beneficiary may not revoke your selection, which is subject to the Internal Revenue Code. However, at the time of your death, we may modify the death benefit option if the death benefit you selected exceeds the life expectancy of the Beneficiary. With the payout option pre-selected, the payment of the death benefit may not be postponed, nor can the Contract be continued under any other provisions of this Contract. This restriction applies even if the Beneficiary is your spouse, unless such restriction is prohibited by the Internal Revenue Code. If the Beneficiary does not submit the required documentation for the death benefit to us within one year of your death, however, the death benefit must be paid, in a single lump sum, within five years of your death.

         SPECIAL SPOUSAL CONTINUATION OPTION. If your spouse is the Beneficiary and elects to continue the Contract in his or her own name after your death, pursuant to the Special Spousal Continuation Option, no death benefit will be paid at that time. Instead, we will contribute to the Contract a Continuation Adjustment, which is the amount by which the death benefit that would have been payable exceeds the Contract Value. We calculate this amount using the Contract Value and death benefit as of the date we receive all required documentation from the Beneficiary of record and the spousal Beneficiary's written request to continue the Contract (the "Continuation Date"). We will add this amount to the Contract based on the current allocation instructions at the time of your death, subject to any minimum allocation restrictions, unless we receive other allocation instructions from your spouse.

         If your spouse continues the Contract in his/her own name under the Special Spousal Continuation option, the new Contract Value will be considered the initial premium for purposes of determining any future death benefit under the Contract. Continuing the Contract will not change the number of Completed Years for purposes of the applicable withdrawal charge schedule. Also, the cost basis of the Contract will not change with the Continuation Adjustment. However, continuing the Contract will delay distributions and the recognition of any earnings that would be taxable. The age of the surviving spouse at the time of the continuation of the Contract will be used to determine all benefits under the Contract prospectively, so the death benefit may be at a different level.

         If your spouse elects to continue the Contract, your spouse, as new Owner, cannot terminate most of the optional benefits you elected. The GMIB will terminate upon your death (and no further GMIB charges will be deducted), unless your spouse is eligible for the benefit and elects to continue it with the Contract. For more information, please see "Guaranteed Minimum Income Benefit," beginning on page 27. Similarly, a GMWB will also terminate upon your death (and no further GMWB charges will be deducted), unless your spouse is eligible for the benefit and elects to continue it with the Contract. For more information, please see "7% Guaranteed Minimum Withdrawal Benefit" beginning on page 39. Because the "for life" guarantee would no longer be in effect with the 5% or 4% For Life GMWB, however, the benefit would allow the spouse to take partial withdrawals until the GWB is depleted. Otherwise, the Contract, and its optional benefits, remains the same. There is no charge for the Spousal Continuation Option; however, your spouse will also be subject to the same fees, charges and expenses under the Contract as you were.

         The Special Spousal Continuation Option is available to elect one time on the Contract. However, if the Pre-Selected Death Benefit Option Election is in force at the time of your death, the payment of the death benefit may not be postponed, nor can the Contract be continued under any other provisions of this Contract. This restriction applies even if the Beneficiary is your spouse, unless such restriction is prohibited by the Internal Revenue Code.

         DEATH OF OWNER ON OR AFTER THE INCOME DATE. If you or a joint Owner dies who is not the Annuitant on or after the Income Date, any remaining payments under the income option elected will continue at least as rapidly as under the method of distribution in effect at the date of death. If you die, the Beneficiary becomes the Owner.

         DEATH OF ANNUITANT. If the Annuitant is not an Owner or joint Owner and dies before the Income Date, you can name a new Annuitant. If you do not name a new Annuitant within 30 days of the death of the Annuitant, you will become the Annuitant. However, if the Owner is a non-natural person (for example, a corporation), then the death of the Annuitant will be treated as the death of the Owner, and a new Annuitant may not be named.

         If the Annuitant dies on or after the Income Date, any remaining guaranteed payments will be paid to the Beneficiary as provided for in the income option selected. Any remaining guaranteed payments will be paid at least as rapidly as under the method of distribution in effect at the Annuitant's death. With Option 1 or 2 of the income options, if the Annuitant's death occurs before the first income payment, the amount applied to the income option will be paid to the Owner or Beneficiary, as applicable.

                                      TAXES

         THE FOLLOWING IS ONLY GENERAL INFORMATION AND IS NOT INTENDED AS TAX ADVICE TO ANY INDIVIDUAL. ADDITIONAL TAX INFORMATION IS INCLUDED IN THE SAI. YOU SHOULD CONSULT YOUR OWN TAX ADVISER AS TO HOW THESE GENERAL RULES WILL APPLY TO YOU IF YOU PURCHASE A CONTRACT.

         TAX-QUALIFIED AND NON-QUALIFIED CONTRACTS. If you purchase your Contract as a part of a tax-qualified plan such as an Individual Retirement Annuity (IRA), Tax-Sheltered Annuity (sometimes referred to as a 403(b) Contract), or pension or profit-sharing plan (including a 401(k) plan or H.R. 10 Plan) your Contract will be what is referred to as a qualified Contract. The related retirement or pension plans may also be referred to as qualified plans. Tax deferral under a tax-qualified Contract arises under the specific provisions of the Internal Revenue Code (Code) governing the tax-qualified plan, so a tax-qualified Contract should be purchased only for the features and benefits other than tax deferral that are available under a tax-qualified Contract, and not for the purpose of obtaining tax deferral. You should consult your own adviser regarding these features and benefits of the Contract prior to purchasing a tax-qualified Contract.

         If you do not purchase your Contract as a part of any tax-qualified pension plan, specially sponsored program or an individual retirement annuity, your Contract will be what is referred to as a non-qualified Contract, and any unrelated retirement plan as non-qualified as well.

         The amount of your tax liability on the earnings under and the amounts received from either a tax-qualified or a non-qualified Contract will vary depending on the specific tax rules applicable to your Contract and your particular circumstances.

         NON-QUALIFIED CONTRACTS - GENERAL TAXATION. Increases in the value of a non-qualified Contract attributable to undistributed earnings are generally not taxable to the Contract Owner or the Annuitant until a distribution (either a withdrawal or an income payment) is made from the Contract. This tax deferral is generally not available under a non-qualified Contract owned by a non-natural person (e.g., a corporation or certain other entities other than a trust holding the Contract as an agent for a natural person). Loans based on a non-qualified Contract are treated as distributions.

         NON-QUALIFIED CONTRACTS - AGGREGATION OF CONTRACTS. For purposes of determining the taxability of a distribution, the Code provides that all non-qualified contracts issued by us (or an affiliate) to you during any calendar year must be treated as one annuity contract. Additional rules may be promulgated under this Code provision to prevent avoidance of its effect through the ownership of serial contracts or otherwise.

         NON-QUALIFIED CONTRACTS - WITHDRAWALS AND INCOME PAYMENTS. Any withdrawal from a non-qualified Contract is taxable as ordinary income to the extent it does not exceed the accumulated earnings under the Contract. A part of each income payment under a non-qualified Contract is generally treated as a non-taxable return of premium. The balance of each income payment is taxable as ordinary income. The amounts of the taxable and non-taxable portions of each income payment are determined based on the amount of the investment in the Contract and the length of the period over which income payments are to be made. Income payments received after all of your investment in the Contract is recovered are fully taxable as ordinary income. Additional information is provided in the SAI.

         The Code also imposes a 10% penalty on certain taxable amounts received under a non-qualified Contract. This penalty tax will not apply to any amounts:

               o    paid on or after the date you reach age 59 1/2;

               o    paid to your Beneficiary after you die;

               o paid if you become totally disabled (as that term is defined in the Code);

               o paid in a series of substantially equal periodic payments made annually (or more frequently) for your life (or life expectancy) or for a period not exceeding the joint lives (or joint life expectancies) of you and your Beneficiary;

               o    paid under an immediate annuity; or

               o    which come from premiums made prior to August 14, 1982.

         NON-QUALIFIED CONTRACTS - REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for federal income tax purposes, the Code requires any nonqualified contract issued after January 18, 1985 to provide that (a) if an owner dies on or after the annuity starting date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner's death; and (b) if an owner dies prior to the annuity starting date, the entire interest in the contract must be distributed within five years after the date of the owner's death.

         The requirements of (b) above can be considered satisfied if any portion of the Owner's interest which is payable to or for the benefit of a "designated beneficiary" is distributed over the life of such beneficiary or over a period not extending beyond the life expectancy of that beneficiary and such distributions begin within one year of that Owner's death. The Owner's "designated beneficiary," who must be a natural person, is the person designated by such Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death. However, if the Owner's "designated beneficiary" is the surviving spouse of the Owner, the contract may be continued with the surviving spouse as the new Owner.

         TAX-QUALIFIED CONTRACTS - WITHDRAWALS AND INCOME PAYMENTS. The Code imposes limits on loans, withdrawals and income payments under tax-qualified Contracts. The Code also imposes minimum distribution requirements for tax-qualified Contracts and a 10% penalty on certain taxable amounts received prematurely under a tax-qualified Contract. These limits, required minimum distributions, tax penalties and the tax computation rules are summarized in the SAI. Any withdrawals under a tax-qualified Contract will be taxable except to the extent they are allocable to an investment in the Contract (any after-tax contributions). In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

         WITHDRAWALS - TAX-SHELTERED ANNUITIES. The Code limits the withdrawal of amounts attributable to purchase payments made under a salary reduction agreement from Tax-Sheltered Annuities. Withdrawals can only be made when an Owner:

               o    reaches age 59 1/2;

               o    leaves his/her job;

               o    dies;

               o    becomes disabled (as that term is defined in the Code); or

               o experiences hardship. However, in the case of hardship, the Owner can only withdraw the premium and not any earnings.

         WITHDRAWALS - ROTH IRAS. Subject to certain limitations, individuals may also purchase a type of non-deductible IRA annuity known as a Roth IRA annuity. Qualified distributions from Roth IRA annuities are entirely federal income-tax free. A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on account of the individual's death or disability, or as a qualified first-time home purchase, subject to $10,000 lifetime maximum, for the individual, or for a spouse, child, grandchild or ancestor.

         CONSTRUCTIVE WITHDRAWALS - INVESTMENT ADVISER FEES. Withdrawals from non-qualified Contracts for the payment of investment adviser fees will be considered taxable distributions from the Contract. In a series of Private Letter Rulings, however, the Internal Revenue Service has held that the payment of investment adviser fees from a tax-qualified Contract need not be considered a distribution for income tax purposes. Under the facts in these Rulings:

               o there was a written agreement providing for payments of the fees solely from the annuity Contract,

               o    the Contract Owner had no liability for the fees and

               o the fees were paid solely from the annuity Contract to the adviser.

         EXTENSION OF LATEST INCOME DATE. If you do not annuitize your Contract on or before the Latest Income Date, it is possible that the IRS could challenge the status of your Contract as an annuity Contract for tax purposes. The result of such a challenge could be that you would be viewed as either constructively receiving the increase in the Contract Value each year from the inception of the Contract or the entire increase in the Contract Value would be taxable in the year you attain age 90. In either situation, you could realize taxable income even if the Contract proceeds are not distributed to you at that time. Accordingly, before purchasing a Contract, you should consult your tax advisor with respect to these issues.

         DEATH BENEFITS. None of the death benefits paid under the Contract to the Beneficiary will be tax-exempt life insurance benefits. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate or gift taxes may also apply.

         ASSIGNMENT. An assignment of your Contract will generally be a taxable event. Assignments of a tax-qualified contract may also be limited by the Code and the Employee Retirement Income Security Act of 1974, as amended. These limits are summarized in the SAI. You should consult your tax adviser prior to making any assignment of your Contract.

         DIVERSIFICATION. The Code provides that the underlying investments for a non-qualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity Contract. We believe that the underlying investments are being managed so as to comply with these requirements.

         OWNER CONTROL. In a Revenue Ruling issued in 2003, the Internal Revenue Service (IRS) considered certain variable annuity and variable life insurance contracts and held that the types of actual and potential control that the contract owners could exercise over the investment assets held by the insurance company under these variable contracts was not sufficient to cause the contract owners to be treated as the owners of those assets and thus to be subject to current income tax on the income and gains produced by those assets. Under the Contract, like the contracts described in the Revenue Ruling, there will be no arrangement, plan, contract or agreement between the Contract Owner and Jackson National regarding the availability of a particular investment option and other than the Contract Owner's right to allocate premiums and transfer funds among the available sub-accounts, all investment decisions concerning the sub-accounts will be made by the insurance company or an advisor in its sole and absolute discretion.

         The Contract will differ from the contracts described in the Revenue Ruling, in two respects. The first difference is that the contract in the Revenue Ruling provided only twelve investment options with the insurance company having the ability to add an additional 8 options whereas a Contract offers 55 Investment Divisions and at least one Fixed Account, although a Contract Owner can select no more than 18 Investment Divisions and the Fixed Account at any one time. The second difference is that the owner of a contract in the Revenue Ruling could only make one transfer per 30-day period without a fee whereas during the accumulation phase, a Contract Owner will be permitted to make up to 15 transfers in any one year without a charge.

         The Revenue Ruling states that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances. Jackson National does not believe that the differences between the Contract and the contracts described in the Revenue Ruling with respect to the number of investment choices and the number of investment transfers that can be made under the contract without an additional charge should prevent the holding in the Revenue Ruling from applying to the Owner of a Contract. At this time, however, it cannot be determined whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. We reserve the right to modify the Contract to the extent required to maintain favorable tax treatment.

         WITHHOLDING. In general, distributions from a Contract are subject to 10% federal income tax withholding unless you elect not to have tax withheld. Some states have enacted similar rules. Different rules may apply to payments delivered outside the United States.

         Any distribution from a tax-qualified contract eligible for rollover will be subject to federal tax withholding at a mandatory 20% rate unless the distribution is made as a direct rollover to a tax-qualified plan or to an individual retirement account or annuity.

         The Code generally allows the rollover of most distributions to and from tax-qualified plans, tax-sheltered annuities, Individual Retirement Annuities and eligible deferred compensation plans of state or local governments. Distributions which may not be rolled over are those which are:

                  (a) one of a series of substantially equal annual (or more frequent) payments made (a) over the life or life expectancy of the employee, (b) the joint lives or joint life expectancies of the employee and the employee's beneficiary, or (c) for a specified period of ten years or more;

                  (b) a required minimum distribution;

                  (c) a hardship withdrawal; or

                  (d) the non-taxable portion of a distribution.

                                OTHER INFORMATION

         DOLLAR COST AVERAGING. If the amount allocated to the Investment Divisions plus the amount allocated to Fixed Accounts is at least $15,000, you can arrange to have a dollar amount or percentage of money periodically transferred automatically into other Investment Divisions from the one-year Fixed Account or any of the Investment Divisions. If the Fixed Account is not available or otherwise restricted, Dollar Cost Averaging will be exclusively from the Investment Divisions. In the case of transfers from the one-year Fixed Account or Investment Divisions with a stable unit value to the Investment Divisions, this can let you pay a lower average cost per unit over time than you would receive if you made a one-time purchase. Transfers from the more volatile Investment Divisions may not result in lower average costs and such Investment Divisions may not be an appropriate source of dollar cost averaging transfers in volatile markets. There is no charge for Dollar Cost Averaging. Certain minimums and restrictions may apply, including that you may not select Dollar Cost Averaging at the same time as Rebalancing. We may offer an enhanced rate of interest, which would be credited daily, on premiums you allocate to the Fixed Account for a specified period, and we may require equal monthly transfers to the Investment Divisions during the time.

         EARNINGS SWEEP. You can choose to move your earnings from the money market Investment Division or the one-year Fixed Account, if available, on a monthly basis, and there is no minimum transfer amount. There is no charge for Earnings Sweep.

         REBALANCING. You can arrange to have us automatically reallocate your Contract Value among Investment Divisions and the one-year Fixed Account periodically to maintain your selected allocation percentages. Rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing Investment Divisions. You may not select Rebalancing at the same time as Dollar Cost Averaging. There is no charge for Rebalancing.

         You may cancel a Dollar Cost Averaging, Earnings Sweep or Rebalancing program using whatever methods you use to change your allocation instructions.

         FREE LOOK. You may return your Contract to the selling agent or us within twenty days after receiving it. We will return

               o    the Contract Value in the Investment Divisions, PLUS

               o the full amount of premium you allocated to the Fixed Account (minus any withdrawals).

         We will determine the Contract Value in the Investment Divisions as of the date we receive the Contract or the date you return it to the selling agent. We will return premium payments where required by law.

         ADVERTISING. From time to time, we may advertise several types of performance of the Investment Divisions.

               o TOTAL RETURN is the overall change in the value of an investment in an Investment Division over a given period of time.

               o STANDARDIZED AVERAGE ANNUAL TOTAL RETURN is calculated in accordance with SEC guidelines.

               o NON-STANDARDIZED TOTAL RETURN may be for periods other than those required by, or may otherwise differ from, standardized average annual total return. For example, if a Fund has been in existence longer than the Investment
                    Division, we may show non-standardized performance for periods that begin on the inception date of the Fund, rather than the inception date of the Investment Division.

               o YIELD refers to the income generated by an investment over a given period of time.

         Performance will be calculated by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period. Performance will reflect the deduction of the mortality and expense risk and administration charges and may reflect the deduction of contract maintenance and withdrawal charges, but will not reflect charges for optional features except in performance data used in sales materials that promote those optional features. The deduction of withdrawal charges and/or the charges for optional features would reduce the percentage increase or make greater any percentage decrease.

         MODIFICATION OF YOUR CONTRACT. Only our President, Vice President, Secretary or Assistant Secretary may approve a change to or waive a provision of your Contract. Any change or waiver must be in writing. We may change the terms of your Contract without your consent in order to comply with changes in applicable law, or otherwise as we deem necessary.

         LEGAL PROCEEDINGS. There are no material legal proceedings, other than the ordinary routine litigation incidental to the business to which Jackson National Life Insurance Company of New York is a party.

         Jackson National Life Insurance Company ("Jackson National" or "JNL"), Jackson National Life of NY's parent, is a defendant in a number of civil proceedings substantially similar to other litigation brought against many life insurers alleging misconduct in the sale or administration of insurance products. These matters are sometimes referred to as market conduct litigation. The market conduct litigation currently pending against JNL asserts various theories of liability and purports to be filed on behalf of individuals or differing classes of persons in the United States who purchased either life insurance or annuity products from JNL during periods ranging from 1981 to present. JNL has retained national and local counsel experienced in the handling of such litigation. To date, such litigation has either been resolved by Jackson National on a non-material basis, or is being vigorously defended. At this time, it is not feasible to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome in such actions.

                                 PRIVACY POLICY

         COLLECTION OF NONPUBLIC PERSONAL INFORMATION. We collect nonpublic personal information (financial and health) about you from some or all of the following sources:

               o Information we receive from you on applications or other forms;

               o    Information about your transactions with us;

               o    Information we receive from a consumer reporting agency;

               o    Information   we  obtain  from  others  in  the  process  of
                    verifying information you provide us; and

               o Individually identifiable health information, such as your medical history, when you have applied for a life insurance policy.

         DISCLOSURE OF CURRENT AND FORMER CUSTOMER NONPUBLIC PERSONAL INFORMATION. We WILL NOT DISCLOSE our current and former customers' nonpublic personal information to affiliated or nonaffiliated third parties, EXCEPT AS PERMITTED BY LAW. TO THE EXTENT PERMITTED BY LAW, WE MAY DISCLOSE to either affiliated or nonaffiliated third parties all of the nonpublic personal financial information that we collect about our customers, as described above.

         In general, any disclosures to affiliated or nonaffiliated parties will be for the purpose of them providing services for us so that we may more efficiently administer your Contract and process the transactions and services you request. WE DO NOT SELL INFORMATION TO EITHER AFFILIATED OR NON-AFFILIATED PARTIES.

         We also share customer name and address information with unaffiliated mailers to assist in the mailing of company newsletters and other Contract Owner communications. Our agreements with these third parties require them to use this information responsibly and restrict their ability to share this information with other parties.

         We do not internally or externally share nonpublic personal health information other than, as permitted by law, to process transactions or to provide services that you have requested. These transactions or services include, but are not limited to, underwriting life insurance policies, obtaining reinsurance of life policies and processing claims for waiver of premium, accelerated death benefits, terminal illness benefits or death benefits.

         SECURITY TO PROTECT THE CONFIDENTIALITY OF NONPUBLIC PERSONAL INFORMATION. We HAVE SECURITY PRACTICES AND procedures in place to prevent unauthorized access to your nonpublic personal information. Our practices of safeguarding your information help protect against the criminal use of the information. Our employees are bound by a Code of Conduct requiring that all information be kept in strict confidence, and they are subject to disciplinary action for violation of the Code.

         We RESTRICT ACCESS to nonpublic personal information about you to those employees who need to know that information to provide products or services to you. We MAINTAIN PHYSICAL, ELECTRONIC AND PROCEDURAL SAFEGUARDS that comply with federal and state regulations to guard your nonpublic personal information.


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                                              TABLE OF CONTENTS OF
                                     THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History .........................................................................2
Services ................................................................................................4
Purchase of Securities Being Offered ....................................................................4
Underwriters ............................................................................................4
Calculation of Performance ..............................................................................4
Additional Tax Information ..............................................................................7
Net Investment Factor ..................................................................................18
Financial Statements ...................................................................................20

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

                                   APPENDIX A

DOW JONES DOES NOT:

o Sponsor, endorse, sell or promote the JNL/Mellon Capital Management The DowSM 10 Fund.

o Recommend that any person invest in the JNL/Mellon Capital Management The DowSM 10 Fund or any other securities.

o Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the JNL/Mellon Capital Management The DowSM 10 Fund.

o Have any responsibility or liability for the administration, management or marketing of the JNL/Mellon Capital Management The DowSM 10 Fund.

o Consider the needs of the JNL/Mellon Capital Management The DowSM 10 Fund, or the Owners of the JNL/Mellon Capital Management The DowSM 10 Fund, in determining, composing or calculating the DJIA or have any obligation to do so.

--------------------------------------------------------------------------------
DOW JONES WILL NOT HAVE ANY LIABILITY IN CONNECTION WITH THE JNL/MELLON CAPITAL MANAGEMENT THE DOWSM 10 FUND. SPECIFICALLY,

o DOW JONES DOES NOT MAKE ANY WARRANTY, EXPRESS OR IMPLIED, AND DOW JONES DISCLAIMS ANY WARRANTY ABOUT:

     o    THE RESULTS TO BE OBTAINED BY THE  JNL/MELLON  CAPITAL  MANAGEMENT THE
          DOWSM 10 FUND, THE OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT THE DOWSM 10 FUND OR ANY OTHER PERSON IN CONNECTION WITH THE USE OF THE DJIA AND THE DATA INCLUDED IN THE DJIA;

     o    THE ACCURACY OR COMPLETENESS OF THE DJIA AND ITS DATA;

     o THE MERCHANTABILITY AND THE FITNESS FOR A PARTICULAR PURPOSE OR USE OF THE DJIA AND ITS DATA.

o DOW JONES WILL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS IN THE DJIA OR ITS DATA.

o UNDER NO CIRCUMSTANCES WILL DOW JONES BE LIABLE FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF DOW JONES KNOWS THAT THEY MIGHT OCCUR.

o THE LICENSING AGREEMENT BETWEEN JACKSON NATIONAL LIFE INSURANCE COMPANY AND DOW JONES IS SOLELY FOR THEIR BENEFIT AND NOT FOR THE BENEFIT OF THE OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT THE DOWSM 10 FUND OR ANY OTHER THIRD PARTIES.
--------------------------------------------------------------------------------

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                                               APPENDIX B

  -----------------------------------------------------------------------------------------------------------------
  JNL/NY EXAMPLE 1
  -----------------------------------------------------------------------------------------------------------------
       100,000.00  : Premium
            4.00%  : Withdrawal Charge Year 4
            3.00%  : Contract Enhancement
            2.00%  : Recapture Charge Year 4
            5.00%  : Net Return

  AT END OF YEAR 4
       125,197.14  : Contract Value at end of year 4
       100,000.00  : Net Withdrawal requested

        25,197.14  : Earnings
        79,577.51  : Premium withdrawn (grossed up to account for Withdrawal Charge and Recapture Charge)
        ---------
       104,744.65  : Total Gross Withdrawal

       104,774.65  : Total Gross Withdrawal
        -3,183.10  : Withdrawal Charge
        -1,591.55  : Recapture Charge
        ---------
       100,000.00  : Total Net Withdrawal
  -----------------------------------------------------------------------------------------------------------------

  -----------------------------------------------------------------------------------------------------------------
  JNL/NY EXAMPLE 2
  -----------------------------------------------------------------------------------------------------------------
          10/1/05
       100,000.00  : Premium
            5.00%  : Withdrawal Charge Contribution Year 3
            2.00%  : Recapture Charge Contribution Year 3
          12/1/05
       100,000.00  : Premium
            6.00%  : Withdrawal Charge Contribution Year 2
            3.00%  : Recapture Charge Contribution Year 2

            3.00%  : Contract Enhancement
            0.00%  : Net Return

          11/1/07
       206,000.00  : Contract Value
       150,000.00  : Net Withdrawal Requested

         6,000.00  : Earnings
        14,000.00  : 10% Additional Free Withdrawal Amount
       100,000.00  : Premium 1 withdrawn (grossed up to account for Withdrawal Charge and Recapture Charge)
         40,659.34 : Premium 2 withdrawn (grossed up to account for Withdrawal Charge and Recapture Charge)
         ---------
       160,659.34  : Total Gross Withdrawal

       160,659.34  : Total Gross Withdrawal
        -5,000.00  : Withdrawal Charge from Premium 1
        -2,000.00  : Recapture Charge from Premium 1
        -2,439.56  : Withdrawal Charge from Premium 2
        -1,219.78  : Recapture Charge from Premium 2
        ---------
       150,000.00  : Total Net Withdrawal
  -----------------------------------------------------------------------------------------------------------------
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
                                   APPENDIX C

THESE EXAMPLES ARE PROVIDED TO ASSIST YOU IN UNDERSTANDING HOW THE GWB AND GAWA VALUES ARE COMPUTED, AND HOW THEY MAY BE ALTERED BY VARIOUS EVENTS, INCLUDING SUBSEQUENT PREMIUM PAYMENTS, ELECTION OF THE "STEP-UP," OR PARTIAL WITHDRAWALS. THE EXAMPLES ONLY DEPICT LIMITED CIRCUMSTANCES, AND SPECIFIC FACTUAL ASSUMPTIONS. THE RESULTS MAY VARY DEPENDING UPON THE TIMING OR SEQUENCE OF ACTIONS, AS WELL AS CHANGES IN MARKET CONDITIONS. IF YOU ARE CONTEMPLATING ELECTING THE 7% GMWB, OR EXERCISING ANY RIGHTS THEREUNDER, PLEASE CONSIDER IN MAKING YOUR DECISIONS THE RESULTS BASED ON THE SPECIFIC FACTS THAT APPLY TO YOU.

ALL OF THE FOLLOWING EXAMPLES ASSUME YOU SELECT THE 7% GMWB WHEN YOU PURCHASE YOUR CONTRACT AND YOUR INITIAL PREMIUM PAYMENT IS $100,000. NO OTHER OPTIONAL BENEFITS ARE SELECTED. THEY ALSO ASSUME THAT NO CHARGES OR ADJUSTMENTS WILL APPLY TO PARTIAL WITHDRAWALS.

EXAMPLE 1:  AT ISSUE, THE GWB AND GAWA ARE DETERMINED.

     o Your Guaranteed Withdrawal Balance (GWB) is $100,000, which is your initial Premium payment.

     o Your Guaranteed Annual Withdrawal Amount (GAWA) is $7,000, which is 7% of your GWB.

EXAMPLE 2:  SUBSEQUENT PREMIUM PAYMENT.

If you make an additional Premium payment of $50,000 before you make any withdrawals, then

     o Your GWB is $150,000, which is your prior GWB ($100,000) plus your additional Premium payment ($50,000).

     o Your GAWA is $10,500, which is your prior GAWA ($7,000) plus 7% of your additional Premium payment ($3,500).

EXAMPLE 3:  WITHDRAWAL EQUAL TO THE GAWA.

If you take the GAWA ($7,000) as a withdrawal before the end of the first Contract Year, then

     o Your GWB becomes $93,000, which is your prior GWB ($100,000) minus the GAWA ($7,000).

     o Your GAWA for the next year remains $7,000, because you did not take more than the GAWA ($7,000).

EXAMPLE 4: WITHDRAWAL GREATER THAN THE GAWA WHEN THE CONTRACT VALUE HAS INCREASED DUE TO POSITIVE MARKET PERFORMANCE AND THE GAWA IS REDUCED AS A RESULT OF THE TRANSACTION.

If you withdraw $60,000 and your Contract Value is $150,000 at the time of withdrawal, then

     o We recalculate your GWB by comparing the results of two calculations and choosing the lesser amount:

          o First, we deduct the amount of the withdrawal ($60,000) from your Contract Value ($150,000). This equals $90,000 and is your new Contract Value.

          o Second, we deduct the amount of the withdrawal ($60,000) from your GWB ($100,000). This is $40,000.

          Your new GWB is $40,000, since this is the lesser of the two amounts.

     o Since the Contract Value after the partial withdrawal ($90,000) is more than the new GWB ($40,000), but less than the GWB prior to the partial withdrawal ($100,000), the GAWA is reduced. The new GAWA is 7% of the greater of the Contract Value after the partial withdrawal or the new GWB, which is $6,300.

     o After the withdrawal, if you took withdrawals of the GAWA, it would take 7 additional years to deplete the new GWB.

EXAMPLE 5: WITHDRAWAL GREATER THAN THE GAWA WHEN THE CONTRACT VALUE HAS INCREASED DUE TO POSITIVE MARKET PERFORMANCE AND THE GAWA REMAINS UNCHANGED.

If you withdraw $40,000 and your Contract Value is $150,000 at the time of withdrawal, then

     o We recalculate your GWB by comparing the results of two calculations and choosing the lesser amount:

          o First, we deduct the amount of the withdrawal ($40,000) from your Contract Value ($150,000). This equals $110,000 and is your new Contract Value.

          o Second, we deduct the amount of the withdrawal ($40,000) from your GWB ($100,000). This is $60,000.

          Your new GWB is $60,000, since this is the lesser of the two amounts.

     o Since the Contract value after the partial withdrawal ($110,000) is more than the new GWB ($60,000) and more than the GWB prior to the partial withdrawal ($100,000), the GAWA is unchanged. The GAWA remains $7,000.

     o After the withdrawal, if you took withdrawals of the GAWA, it would take 9 additional years to deplete the new GWB.

EXAMPLE 6: WITHDRAWAL GREATER THAN THE GAWA WHEN THE CONTRACT VALUE HAS DECREASED DUE TO NEGATIVE MARKET PERFORMANCE.

If you withdraw $50,000 and your Contract value is $80,000 at the time of withdrawal, then

     o We recalculate your GWB by comparing the results of two calculations and choosing the lesser amount:

          o First, we deduct the amount of the withdrawal ($50,000) from your Contract value ($80,000). This equals $30,000 and is your new Contract value.

          o Second, we deduct the amount of the withdrawal ($50,000) from your GWB ($100,000). This is $50,000.

          Your new GWB becomes $30,000, since this is the lesser of the two amounts.

     o Since the Contract value prior to the partial withdrawal ($80,000) is less than or equal to the GWB prior to the partial withdrawal ($100,000), the GAWA is reduced. The new GAWA is 7% of the new GWB, which is $2,100.

     o After the withdrawal, if you took withdrawals of the GAWA, it would take 15 additional years to deplete the new GWB.

EXAMPLE 7:  STEP-UP.

If you elect to "step-up" your 7% GMWB on a Contract Anniversary at least 5 years after electing the 7% GMWB, assuming you have made no withdrawals and your Contract value at the time of step-up is $200,000, then

     o We recalculate your GWB to equal your Contract value, which is $200,000.

     o We recalculate your GAWA by comparing your GAWA before the step-up ($7,000) to 7% of your new GWB ($14,000) and choose the greater amount ($14,000). This is your new GAWA.

     o After the "step-up," if you took withdrawals of the GAWA, it would take 15 additional years to deplete the new GWB.

EXAMPLE 8: VALUES MAY DIFFER BASED ON THE ORDER OF YOUR ELECTIONS. THE FOLLOWING TWO EXAMPLES DEMONSTRATE THE DIFFERENT RESULTS IF YOU ELECT A "STEP-UP" PRIOR TO SUBMITTING A WITHDRAWAL REQUEST RATHER THAN MAKING THE WITHDRAWAL PRIOR TO A "STEP-UP."

If your Contract value prior to any transactions is $200,000 and you wish to "step-up" your 7% GMWB on a Contract Anniversary at least 5 years after electing the 7% GMWB (assuming you have made no prior withdrawals) but also wish to take the original GAWA ($7,000) as a withdrawal, then

8A: STEP-UP FOLLOWED BY WITHDRAWAL.

     o Upon step-up, we recalculate your GWB to equal your Contract value, which is $200,000. We then recalculate your GAWA by comparing your GAWA before the step-up ($7,000) to 7% of your new GWB ($14,000) and choose the greater amount ($14,000). This is your new GAWA.

     o Upon withdrawal of less than or equal to the GAWA, your GWB becomes $193,000, which is your prior GWB ($200,000) minus the withdrawal ($7,000). Your GAWA remains $14,000, because you did not take more than the GAWA.

     o After the withdrawal, if you took withdrawals of the GAWA, it would take 14 additional years to deplete the new GWB.

8B: WITHDRAWAL FOLLOWED BY A STEP-UP.

     o Upon withdrawal of less than or equal to the GAWA, your GWB becomes $93,000, which is your prior GWB ($100,000) minus the withdrawal ($7,000). Your GAWA remains $7,000, because you did not take more than the GAWA.

     o Upon step-up, we recalculate your GWB to equal your Contract value after the withdrawal, which is $193,000. We then recalculate your GAWA by comparing your GAWA before the step-up ($7,000) to 7% of your new GWB ($13,510) and choose the greater amount ($13,510). This is your new GAWA.

     o After the step-up, if you took withdrawals of the GAWA, it would take 15 additional years to deplete the new GWB.

EXAMPLE 9: THE FOLLOWING TWO EXAMPLES DEMONSTRATE THAT IN SOME CASES THE ORDER OF YOUR TRANSACTIONS WILL NOT IMPACT THE FINAL RESULTS.

If your Contract value prior to any transactions is $200,000 and you wish to "step-up" your 7% GMWB on a Contract Anniversary at least 5 years after electing the 7% GMWB (assuming you have made no prior withdrawals) but also wish to take a withdrawal greater than the GAWA ($15,000), then

9A: STEP-UP FOLLOWED BY WITHDRAWAL.

     o Upon step-up, we recalculate your GWB to equal your Contract value, which is $200,000. We then recalculate your GAWA by comparing your GAWA before the step-up ($7,000) to 7% of your new GWB ($14,000) and choose the greater amount ($14,000). This is your new GAWA.

     o Upon withdrawal of an amount greater than the GAWA, your GWB is the lesser of the Contract value after the partial withdrawal ($185,000) or the prior GWB less the partial withdrawal ($15,000), which is $185,000. Since the Contract value prior to the partial withdrawal ($200,000) is less than or equal to the GWB prior to the partial withdrawal ($200,000), the GAWA is reduced. The new GAWA is 7% of the new GWB, which is $12,950.

     o After the withdrawal, if you took withdrawals of the GAWA, it would take 15 additional years to deplete the new GWB.

9B: WITHDRAWAL FOLLOWED BY A STEP-UP.

     o Upon withdrawal of an amount greater than the GAWA, your GWB is the lesser of the Contract value after the partial withdrawal ($185,000) or the prior GWB less the partial withdrawal ($85,000), which is $85,000. Since the Contract value after the partial withdrawal ($185,000) is more than the new GWB ($85,000) and more than the GWB prior to the partial withdrawal ($100,000), the GAWA is unchanged. The GAWA remains $7,000.

     o Upon step-up, we recalculate your GWB to equal your Contract value after the withdrawal, which is $185,000. We then recalculate your GAWA by comparing your GAWA before the step-up ($7,000) to 7% of your new GWB ($12,950) and choose the greater amount ($12,950). This is your new GAWA.

     o After the step-up, if you took withdrawals of the GAWA, it would take 15 additional years to deplete the new GWB.

                                   APPENDIX D

THESE EXAMPLES ARE PROVIDED TO ASSIST YOU IN UNDERSTANDING HOW THE GWB AND GAWA VALUES ARE COMPUTED, AND HOW THEY MAY BE ALTERED BY VARIOUS EVENTS, INCLUDING SUBSEQUENT PREMIUM PAYMENTS, ELECTION OF THE "STEP-UP" OR PARTIAL WITHDRAWALS. THE EXAMPLES ONLY DEPICT LIMITED CIRCUMSTANCES, AND SPECIFIC FACTUAL ASSUMPTIONS. THE RESULTS MAY VARY DEPENDING UPON THE TIMING OR SEQUENCE OF ACTIONS, AS WELL AS CHANGES IN MARKET CONDITIONS. IF YOU ARE CONTEMPLATING ELECTING THE 5% FOR LIFE GMWB OR EXERCISING ANY RIGHTS THEREUNDER, PLEASE CONSIDER IN MAKING YOUR DECISIONS BASED ON THE SPECIFIC FACTS THAT APPLY TO YOU. THE FOR LIFE GUARANTEE PERMITS WITHDRAWALS OF THE GAWA FOR THE LONGER OF THE OWNER'S LIFE OR THE LIFE OF THE FIRST OF THE JOINT OWNERS TO DIE IF CONDITIONS FOR THE BENEFIT TO BE FULLY EFFECTIVE ARE SATISFIED.

ALL OF THE FOLLOWING EXAMPLES ASSUME YOU SELECT THE 5% FOR LIFE GMWB WHEN YOU PURCHASE YOUR CONTRACT AND YOUR INITIAL PREMIUM PAYMENT IS $100,000. NO OTHER OPTIONAL BENEFITS ARE SELECTED.

EXAMPLE 1:  AT ISSUE, THE GWB AND GAWA ARE DETERMINED.

     o Your Guaranteed Withdrawal Balance (GWB) is $100,000, which is your initial Premium payment.

     o Your Guaranteed Annual Withdrawal Amount (GAWA) is $5,000, which is 5% of your GWB.

EXAMPLE 2:  SUBSEQUENT PREMIUM PAYMENT.

If you make an additional Premium payment of $50,000 before you make any withdrawals, then

     o Your GWB is $150,000, which is your prior GWB ($100,000) plus your additional Premium payment ($50,000).

     o Your GAWA is $7,500, which is your prior GAWA ($5,000) plus 5% of your additional Premium payment ($2,500) and the For Life Guarantee remains effective.

EXAMPLE 3:  WITHDRAWAL EQUAL TO THE GAWA.

If you take the GAWA ($5,000) as a withdrawal before the end of the first Contract Year, then

     o Your GWB becomes $95,000, which is your prior GWB ($100,000) minus the GAWA ($5,000).

     o Your GAWA for the next year remains $5,000, because you did not take more than the GAWA ($5,000) and the For Life Guarantee remains effective.

EXAMPLE 4: WITHDRAWAL GREATER THAN THE GAWA WHEN THE CONTRACT VALUE HAS INCREASED DUE TO POSITIVE MARKET PERFORMANCE AND THE GAWA IS REDUCED AS A RESULT OF THE TRANSACTION.

If you withdraw $60,000 and your Contract Value is $150,000 at the time of withdrawal, then

     o We recalculate your GWB by comparing the results of two calculations and choosing the lesser amount:

          o First, we deduct the amount of the withdrawal ($60,000) from your Contract Value ($150,000). This equals $90,000 and is your new Contract Value.

          o Second, we deduct the amount of the withdrawal ($60,000) from your GWB ($100,000). This is $40,000.

          Your new GWB is $40,000, since this is the lesser of the two amounts.

     o Since the Contract Value after the partial withdrawal ($90,000) is more than the new GWB ($40,000), but less than the GWB prior to the partial withdrawal ($100,000), the GAWA is reduced. The new GAWA is 5% of the greater of the Contract Value after the partial withdrawal or the new GWB, which is $4,500. Since the withdrawal is greater than the GAWA, the For Life Guarantee is null and void.

     o After the withdrawal, if you took withdrawals of the GAWA, it would take 9 additional years to deplete the new GWB.

EXAMPLE 5: WITHDRAWAL GREATER THAN THE GAWA WHEN THE CONTRACT VALUE HAS INCREASED DUE TO POSITIVE MARKET PERFORMANCE AND THE GAWA REMAINS UNCHANGED.

If you withdraw $40,000 and your Contract Value is $150,000 at the time of withdrawal, then

     o We recalculate your GWB by comparing the results of two calculations and choosing the lesser amount:

          o First, we deduct the amount of the withdrawal ($40,000) from your Contract Value ($150,000). This equals $110,000 and is your new Contract Value.

          o Second, we deduct the amount of the withdrawal ($40,000) from your GWB ($100,000). This is $60,000.

          Your new GWB is $60,000, since this is the lesser of the two amounts.

     o Since the Contract Value after the partial withdrawal ($110,000) is more than the new GWB ($60,000) and more than the GWB prior to the partial withdrawal ($100,000), the GAWA is unchanged. The GAWA remains $5,000, but since the withdrawal is greater than the GAWA, the For Life Guarantee is null and void.

     o After the withdrawal, if you took withdrawals of the GAWA, it would take 12 additional years to deplete the new GWB.

EXAMPLE 6: WITHDRAWAL GREATER THAN THE GAWA WHEN THE CONTRACT VALUE HAS DECREASED DUE TO NEGATIVE MARKET PERFORMANCE.

If you withdraw $50,000 and your Contract Value is $80,000 at the time of withdrawal, then

     o We recalculate your GWB by comparing the results of two calculations and choosing the lesser amount:

          o First, we deduct the amount of the withdrawal ($50,000) from your Contract Value ($80,000). This equals $30,000 and is your new Contract Value.

          o Second, we deduct the amount of the withdrawal ($50,000) from your GWB ($100,000). This is $50,000.

          Your new GWB becomes $30,000, since this is the lesser of the two amounts.

     o Since the Contract Value prior to the partial withdrawal ($80,000) is less than or equal to the GWB prior to the partial withdrawal ($100,000), the GAWA is reduced. The new GAWA is 5% of the new GWB, which is $1,500. Since the withdrawal is greater than the GAWA, the For Life Guarantee is null and void.

     o After the withdrawal, if you took withdrawals of the GAWA, it would take 20 additional years to deplete the new GWB.

EXAMPLE 7:  STEP-UP.

If you elect to "step-up" your GMWB on a Contract Anniversary at least 5 years after electing the GMWB, assuming you have made no withdrawals and your Contract Value at the time of step-up is $200,000, then

     o We recalculate your GWB to equal your Contract Value, which is $200,000.

     o We recalculate your GAWA by comparing your GAWA before the step-up ($5,000) to 5% of your new GWB ($10,000) and choose the greater amount ($10,000). This is your new GAWA.

     o After the "step-up," if you took withdrawals of the GAWA, it would take 20 additional years to deplete the new GWB. If the For Life Guarantee remains effective, withdrawals of the GAWA could continue until the death of the Owner or the first of the Joint Owners, if any, even beyond 20 years.

EXAMPLE 8: VALUES MAY DIFFER BASED ON THE ORDER OF YOUR ELECTIONS. THE FOLLOWING TWO EXAMPLES DEMONSTRATE THE DIFFERENT RESULTS IF YOU ELECT A "STEP-UP" PRIOR TO SUBMITTING A WITHDRAWAL REQUEST RATHER THAN MAKING THE WITHDRAWAL PRIOR TO A "STEP-UP."

If your Contract Value prior to any transactions is $200,000 and you wish to "step-up" your GMWB on a Contract Anniversary at least 5 years after electing the GMWB (assuming you have made no prior withdrawals) but also wish to take the original GAWA ($5,000) as withdrawal, then

8A: STEP-UP FOLLOWED BY WITHDRAWAL.

     o Upon step-up, we recalculate your GWB to equal your Contract Value, which is $200,000. We then recalculate your GAWA by comparing your GAWA before the step-up ($5,000) to 5% of your new GWB ($10,000) and choose the greater amount ($10,000). This is your new GAWA.

     o Upon withdrawal of less than or equal to the GAWA, your GWB becomes $195,000, which is your prior GWB ($200,000) minus the withdrawal ($5,000). Your GAWA remains $10,000, because you did not take more than the GAWA.

     o After the withdrawal, if you took withdrawals of the GAWA, it would take 20 additional years to deplete the new GWB. If the For Life Guarantee remains effective, withdrawals of the GAWA could continue until the death of the Owner or the first of the Joint Owners, if any, even beyond 20 years.

8B: WITHDRAWAL FOLLOWED BY A STEP-UP.

     o Upon withdrawal of less than or equal to the GAWA, your GWB becomes $95,000, which is your prior GWB ($100,000) minus the withdrawal ($5,000). Your GAWA remains $5,000, because you did not take more than the GAWA.

     o Upon step-up, we recalculate your GWB to equal your Contract Value after the withdrawal, which is $195,000. We then recalculate your GAWA by comparing your GAWA before the step-up ($5,000) to 5% of your new GWB ($9,750) and choose the greater amount ($9,750). This is your new GAWA.

     o After the step-up, if you took withdrawals of the GAWA, it would take 20 additional years to deplete the new GWB. If the For Life Guarantee remains effective, withdrawals of the GAWA could continue until the death of the Owner or the first of the Joint Owners, if any, even beyond 20 years.

EXAMPLE 9: THE FOLLOWING TWO EXAMPLES DEMONSTRATE THAT IN SOME CASES THE ORDER OF YOUR TRANSACTIONS WILL NOT IMPACT THE FINAL RESULTS.

If your Contract Value prior to any transactions is $200,000 and you wish to "step-up" your GMWB on a Contract Anniversary at least 5 years after electing the GMWB (assuming you have made no prior withdrawals) but also wish to take a withdrawal greater than the GAWA ($15,000), then

9A: STEP-UP FOLLOWED BY WITHDRAWAL.

     o Upon step-up, we recalculate your GWB to equal your Contract Value, which is $200,000. We then recalculate your GAWA by comparing your GAWA before the step-up ($5,000) to 5% of your new GWB ($10,000) and choose the greater amount ($10,000). This is your new GAWA.

     o Upon withdrawal of an amount greater than the GAWA, your GWB is the lesser of the Contract Value after the partial withdrawal ($185,000) or the prior GWB less the partial withdrawal ($15,000), which is $185,000. Since the Contract Value prior to the partial withdrawal ($200,000) is less than or equal to the GWB prior to the partial withdrawal ($200,000), the GAWA is reduced. The new GAWA is 5% of the new GWB, which is $9,250. Since the withdrawal is greater than the GAWA, the For Life Guarantee is null and void.

     o After the withdrawal, if you took withdrawals of the GAWA, it would take 20 additional years to deplete the new GWB.

9B: WITHDRAWAL FOLLOWED BY A STEP-UP.

     o Upon withdrawal of an amount greater than the GAWA, your GWB is the lesser of the Contract Value after the partial withdrawal ($185,000) or the prior GWB less the partial withdrawal ($85,000), which is $85,000. Since the Contract Value after the partial withdrawal ($185,000) is more than the new GWB ($85,000) and more than the GWB prior to the partial withdrawal ($100,000), the GAWA is unchanged. The GAWA remains $5,000.

     o Upon step-up, we recalculate your GWB to equal your Contract Value after the withdrawal, which is $185,000. We then recalculate your GAWA by comparing your GAWA before the step-up ($5,000) to 5% of your new GWB ($9,250) and choose the greater amount ($9,250). This is your new GAWA. Since the withdrawal is greater than the GAWA, the For Life Guarantee is null and void.

     o After the step-up, if you took withdrawals of the GAWA, it would take 20 additional years to deplete the new GWB.

EXAMPLE 10:  WITHDRAWAL AFTER THE GWB HAS BEEN DEPLETED.

If your Contract Value is $15,000 and you take the GAWA ($5,000) as a withdrawal when the GWB has been depleted ($0), if the sum of the withdrawals you have taken did not exceed the GAWA in any contract year and the For Life Guarantee is fully effective, then:

     o We recalculate your GWB by comparing the results of two calculations and choosing the lesser amount:

          o First, we deduct the amount of the withdrawal ($5,000) from your Contract Value ($15,000). This equals $10,000 and is your new Contract Value.

          o Second, we deduct the amount of the withdrawal ($5,000) from your GWB ($0). This cannot be less than $0 so it is set to $0. Your GWB remains $0.

     o Your GAWA for the next year remains $5,000 because you did not take more than the GAWA ($5,000) and the For Life Guarantee remains effective.

                                   APPENDIX E

THESE EXAMPLES ARE PROVIDED TO ASSIST YOU IN UNDERSTANDING HOW THE GWB AND GAWA VALUES ARE COMPUTED, AND HOW THEY MAY BE ALTERED BY VARIOUS EVENTS, INCLUDING SUBSEQUENT PREMIUM PAYMENTS, ELECTION OF THE "STEP-UP" OR PARTIAL WITHDRAWALS. THE EXAMPLES ONLY DEPICT LIMITED CIRCUMSTANCES AND SPECIFIC FACTUAL ASSUMPTIONS. THE RESULTS MAY VARY DEPENDING UPON THE TIMING OR SEQUENCE OF ACTIONS, AS WELL AS CHANGES IN MARKET CONDITIONS. IF YOU ARE CONTEMPLATING ELECTING THE 4% FOR LIFE GMWB OR EXERCISING ANY RIGHTS THEREUNDER, PLEASE CONSIDER IN MAKING YOUR DECISIONS BASED ON THE SPECIFIC FACTS THAT APPLY TO YOU. THE FOR LIFE GUARANTEE PERMITS WITHDRAWALS OF THE GAWA FOR THE LONGER OF THE OWNER'S LIFE OR THE LIFE OF THE FIRST OF THE JOINT OWNERS TO DIE IF CONDITIONS FOR THE BENEFIT TO BE FULLY EFFECTIVE ARE SATISFIED.

ALL OF THE FOLLOWING EXAMPLES ASSUME YOU SELECT THE 4% FOR LIFE GMWB WHEN YOU PURCHASE YOUR CONTRACT AND YOUR INITIAL PREMIUM PAYMENT IS $100,000. NO OTHER OPTIONAL BENEFITS ARE SELECTED.

EXAMPLE 1:  AT ISSUE, THE GWB AND GAWA ARE DETERMINED.

     o Your Guaranteed Withdrawal Balance (GWB) is $100,000, which is your initial Premium payment.

     o Your Guaranteed Annual Withdrawal Amount (GAWA) is $4,000, which is 4% of your GWB.

EXAMPLE 2:  SUBSEQUENT PREMIUM PAYMENT.

If you make an additional Premium payment of $50,000 before you make any withdrawals, then

     o Your GWB is $150,000, which is your prior GWB ($100,000) plus your additional Premium payment ($50,000).

     o Your GAWA is $6,000, which is your prior GAWA ($4,000) plus 4% of your additional Premium payment ($2,000) and the For Life Guarantee remains effective.

EXAMPLE 3:  WITHDRAWAL EQUAL TO THE GAWA.

If you take the GAWA ($4,000) as a withdrawal before the end of the first Contract Year, then

     o Your GWB becomes $96,000, which is your prior GWB ($100,000) minus the GAWA ($4,000).

     o Your GAWA for the next year remains $4,000, because you did not take more than the GAWA ($4,000) and the For Life Guarantee remains effective.

EXAMPLE 4: WITHDRAWAL GREATER THAN THE GAWA WHEN THE CONTRACT VALUE HAS INCREASED DUE TO POSITIVE MARKET PERFORMANCE AND THE GAWA IS REDUCED AS A RESULT OF THE TRANSACTION.

If you withdraw $60,000 and your Contract Value is $150,000 at the time of withdrawal, then

     o We recalculate your GWB by comparing the results of two calculations and choosing the lesser amount:

          o First, we deduct the amount of the withdrawal ($60,000) from your Contract Value ($150,000). This equals $90,000 and is your new Contract Value.

          o Second, we deduct the amount of the withdrawal ($60,000) from your GWB ($100,000). This is $40,000.

          Your new GWB is $40,000, since this is the lesser of the two amounts.

     o Since the Contract Value after the partial withdrawal ($90,000) is more than the new GWB ($40,000), but less than the GWB prior to the partial withdrawal ($100,000), the GAWA is reduced. The new GAWA is 4% of the greater of the Contract Value after the partial withdrawal or the new GWB, which is $3,600. Since the withdrawal is greater than the GAWA, the For Life Guarantee is null and void.

     o After the withdrawal, if you took withdrawals of the GAWA, it would take 12 additional years to deplete the new GWB.

EXAMPLE 5: WITHDRAWAL GREATER THAN THE GAWA WHEN THE CONTRACT VALUE HAS INCREASED DUE TO POSITIVE MARKET PERFORMANCE AND THE GAWA REMAINS UNCHANGED.

If you withdraw $40,000 and your Contract Value is $150,000 at the time of withdrawal, then

     o We recalculate your GWB by comparing the results of two calculations and choosing the lesser amount:

          o First, we deduct the amount of the withdrawal ($40,000) from your Contract Value ($150,000). This equals $110,000 and is your new Contract Value.

          o Second, we deduct the amount of the withdrawal ($40,000) from your GWB ($100,000). This is $60,000.

          Your new GWB is $60,000, since this is the lesser of the two amounts.

     o Since the Contract Value after the partial withdrawal ($110,000) is more than the new GWB ($60,000) and more than the GWB prior to the partial withdrawal ($100,000), the GAWA is unchanged. The GAWA remains $4,000, but since the withdrawal is greater than the GAWA, the For Life Guarantee is null and void.

     o After the withdrawal, if you took withdrawals of the GAWA, it would take 15 additional years to deplete the new GWB.

EXAMPLE 6: WITHDRAWAL GREATER THAN THE GAWA WHEN THE CONTRACT VALUE HAS DECREASED DUE TO NEGATIVE MARKET PERFORMANCE.

If you withdraw $50,000 and your Contract Value is $80,000 at the time of withdrawal, then

     o We recalculate your GWB by comparing the results of two calculations and choosing the lesser amount:

          o First, we deduct the amount of the withdrawal ($50,000) from your Contract Value ($80,000). This equals $30,000 and is your new Contract Value.

          o Second, we deduct the amount of the withdrawal ($50,000) from your GWB ($100,000). This is $50,000.

          Your new GWB becomes $30,000, since this is the lesser of the two amounts.

     o Since the Contract Value prior to the partial withdrawal ($80,000) is less than or equal to the GWB prior to the partial withdrawal ($100,000), the GAWA is reduced. The new GAWA is 4% of the new GWB, which is $1,200. Since the withdrawal is greater than the GAWA, the For Life Guarantee is null and void.

     o After the withdrawal, if you took withdrawals of the GAWA, it would take 25 additional years to deplete the new GWB.

EXAMPLE 7:  STEP-UP.

If you elect to "step-up" your GMWB on a Contract Anniversary at least 5 years after electing the GMWB, assuming you have made no withdrawals and your Contract Value at the time of step-up is $200,000, then

     o We recalculate your GWB to equal your Contract Value, which is $200,000.

     o We recalculate your GAWA by comparing your GAWA before the step-up ($4,000) to 4% of your new GWB ($8,000) and choose the greater amount ($8,000). This is your new GAWA.

     o After the "step-up", if you took withdrawals of the GAWA, it would take 25 additional years to deplete the new GWB. If the For Life Guarantee remains effective, withdrawals of the GAWA could continue until the death of the Owner or the first of the Joint Owners, if any, even beyond 25 years.

EXAMPLE 8: VALUES MAY DIFFER BASED ON THE ORDER OF YOUR ELECTIONS. THE FOLLOWING TWO EXAMPLES DEMONSTRATE THE DIFFERENT RESULTS IF YOU ELECT A "STEP-UP" PRIOR TO SUBMITTING A WITHDRAWAL REQUEST RATHER THAN MAKING THE WITHDRAWAL PRIOR TO A "STEP-UP."

If your Contract Value prior to any transactions is $200,000 and you wish to "step-up" your GMWB on a Contract Anniversary at least 5 years after electing the GMWB (assuming you have made no prior withdrawals) but also wish to take the original GAWA ($4,000) as withdrawal, then

8A: STEP-UP FOLLOWED BY WITHDRAWAL.

     o Upon step-up, we recalculate your GWB to equal your Contract Value, which is $200,000. We then recalculate your GAWA by comparing your GAWA before the step-up ($4,000) to 4% of your new GWB ($8,000) and choose the greater amount ($8,000). This is your new GAWA.

     o Upon withdrawal of less than or equal to the GAWA, your GWB becomes $196,000, which is your prior GWB ($200,000) minus the withdrawal ($4,000). Your GAWA remains $8,000, because you did not take more than the GAWA.

     o After the withdrawal, if you took withdrawals of the GAWA, it would take 25 additional years to deplete the new GWB. If the For Life Guarantee remains effective, withdrawals of the GAWA could continue until the death of the Owner or the first of the Joint Owners, if any, even beyond 25 years.

8B: WITHDRAWAL FOLLOWED BY A STEP-UP.

     o Upon withdrawal of less than or equal to the GAWA, your GWB becomes $96,000, which is your prior GWB ($100,000) minus the withdrawal ($4,000). Your GAWA remains $4,000, because you did not take more than the GAWA.

     o Upon step-up, we recalculate your GWB to equal your Contract Value after the withdrawal, which is $196,000. We then recalculate your GAWA by comparing your GAWA before the step-up ($4,000) to 4% of your new GWB ($7,840) and choose the greater amount ($7,840). This is your new GAWA.

     o After the step-up, if you took withdrawals of the GAWA, it would take 25 additional years to deplete the new GWB. If the For Life Guarantee remains effective, withdrawals of the GAWA could continue until the death of the Owner or the first of the Joint Owners, if any, even beyond 25 years.

EXAMPLE 9: THE FOLLOWING TWO EXAMPLES DEMONSTRATE THAT IN SOME CASES THE ORDER OF YOUR TRANSACTIONS WILL NOT IMPACT THE FINAL RESULTS.

If your Contract Value prior to any transactions is $200,000 and you wish to "step-up" your GMWB on a Contract Anniversary at least 5 years after electing the GMWB (assuming you have made no prior withdrawals) but also wish to take a withdrawal greater than the GAWA ($15,000), then

9A: STEP-UP FOLLOWED BY WITHDRAWAL.

     o Upon step-up, we recalculate your GWB to equal your Contract Value, which is $200,000. We then recalculate your GAWA by comparing your GAWA before the step-up ($4,000) to 4% of your new GWB ($8,000) and choose the greater amount ($8,000). This is your new GAWA.

     o Upon withdrawal of an amount greater than the GAWA, your GWB is the lesser of the Contract Value after the partial withdrawal ($185,000) or the prior GWB less the partial withdrawal ($15,000), which is $185,000. Since the Contract Value prior to the partial withdrawal ($200,000) is less than or equal to the GWB prior to the partial withdrawal ($200,000), the GAWA is reduced. The new GAWA is 4% of the new GWB, which is $7,400. Since the withdrawal is greater than the GAWA, the For Life Guarantee is null and void.

     o After the withdrawal, if you took withdrawals of the GAWA, it would take 25 additional years to deplete the new GWB.

9B: WITHDRAWAL FOLLOWED BY A STEP-UP.

     o Upon withdrawal of an amount greater than the GAWA, your GWB is the lesser of the Contract Value after the partial withdrawal ($185,000) or the prior GWB less the partial withdrawal ($85,000), which is $85,000. Since the Contract Value after the partial withdrawal ($185,000) is more than the new GWB ($85,000) and more than the GWB prior to the partial withdrawal ($100,000), the GAWA is unchanged. The GAWA remains $4,000.

     o Upon step-up, we recalculate your GWB to equal your Contract Value after the withdrawal, which is $185,000. We then recalculate your GAWA by comparing your GAWA before the step-up ($4,000) to 4% of your new GWB ($7,400) and choose the greater amount ($7,400). This is your new GAWA. Since the withdrawal is greater than the GAWA, the For Life Guarantee is null and void.

     o After the step-up, if you took withdrawals of the GAWA, it would take 25 additional years to deplete the new GWB.

EXAMPLE 10:  WITHDRAWAL AFTER THE GWB HAS BEEN DEPLETED.

If your Contract Value is $15,000 and you take the GAWA ($4,000) as a withdrawal when the GWB has been depleted ($0), if the sum of the withdrawals you have taken did not exceed the GAWA in any contract year and the For Life Guarantee is fully effective, then:

     o We recalculate your GWB by comparing the results of two calculations and choosing the lesser amount:

          o First, we deduct the amount of the withdrawal ($4,000) from your Contract Value ($15,000). This equals $11,000 and is your new Contract Value.

          o Second, we deduct the amount of the withdrawal ($4,000) from your GWB ($0). This cannot be less than $0 so it is set to $0.

          Your GWB remains $0.

     o Your GAWA for the next year remains $4,000 because you did not take more than the GAWA ($4,000) and the For Life Guarantee remains effective.


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------------------------------------------------------------------------------------------------------------------------------------
QUESTIONS:  If you have any questions about your Contract, you may contact us at:

ANNUITY SERVICE CENTER:                                   1 (800) 599-5651 (8 a.m. - 8 p.m., ET)

         MAIL ADDRESS:                                    P.O. Box 378004, Denver, Colorado 80237-8004

         DELIVERY ADDRESS:                                8055 East Tufts Avenue, Second Floor, Denver,
                                                          Colorado 80237

INSTITUTIONAL MARKETING
GROUP (IMG) SERVICE CENTER:                               1 (888) 464-7779 (8 a.m. - 8 p.m., ET)
(for Contracts purchased through a bank
or another financial institution)

         MAIL ADDRESS:                                    P.O. Box 30901, Lansing, Michigan 48909-8401

         DELIVERY ADDRESS:                                1 Corporate Way, Lansing, Michigan 48951
                                                          Attn: IMG

HOME OFFICE:                                              2900 Westchester Avenue, Purchase, New York 10577

------------------------------------------------------------------------------------------------------------------------------------

                       STATEMENT OF ADDITIONAL INFORMATION

                            ___________________, 2005



                  INDIVIDUAL AND GROUP MODIFIED SINGLE PREMIUM
                      FIXED AND VARIABLE ANNUITY CONTRACTS
                     ISSUED BY THE JNLNY SEPARATE ACCOUNT I
           OF JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK(SM)



This Statement of Additional Information (SAI) is not a prospectus. It contains information in addition to and more detailed than set forth in the Prospectus and should be read in conjunction with the Prospectus dated __________, 2005. The Prospectus may be obtained from Jackson National Life Insurance Company of New York by writing P.O. Box 378004-8004, Denver, Colorado 80237, or calling 1-800-599-5651. Not all Investment Divisions described in this SAI may be available for investment.





                                TABLE OF CONTENTS
                                                                            PAGE

General Information and History................................................2
Services.......................................................................4
Purchase of Securities Being Offered...........................................4
Underwriters...................................................................5
Calculation of Performance.....................................................5
Additional Tax Information.....................................................7
Net Investment Factor ........................................................20
Financial Statements .........................................................20

GENERAL INFORMATION AND HISTORY

JNLNY Separate Account I (Separate Account) is a separate investment account of Jackson National Life Insurance Company of New York (Jackson National(R) Life of
NY). In September 1997, the company changed its name from First Jackson National Life Insurance Company to its present name. Jackson National Life of NY is a wholly owned subsidiary of Jackson National Life Insurance Company(R), and is ultimately a wholly owned subsidiary of Prudential plc, London, England, a life insurance company in the United Kingdom.

The JNL/Mellon Capital Management S&P Divisions and the JNL/S&P Divisions are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. (S&P). S&P makes no representation or warranty, express or implied, to the owners of the Divisions or any member of the public regarding the advisability of investing in securities generally or in the Divisions particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the Separate Account (Licensee) is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index that are determined, composed and calculated by S&P without regard to the Licensee or the Divisions. S&P has no obligation to take the needs of the Licensee or the owners of the Divisions into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Divisions or the timing of the issuance or sale of the Divisions or in the determination or calculation of the equation by which the Divisions are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Divisions.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE DIVISIONS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Value Line Publishing, Inc.'s ("VLPI") only relationship to Jackson National Life Insurance Company(R) ("JNL") is VLPI's licensing to JNL of certain VLPI trademarks and trade names and the Value Line Timeliness Ranking System (the "System"), which is composed by VLPI without regard to JNL, this Product or any investor. VLPI has no obligation to take the needs of JNL or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line Timeliness Ranking System. VLPI is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLPI MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLPI MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLPI DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLPI ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM. VLPI HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

The Product(s) is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the CORPORATIONS). The Corporations have not passed on the legality or suitability of or the accuracy or adequacy of descriptions and disclosures relating to the Product(s). The Corporations make no representation or warranty, express or implied to the owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to Jackson National Life Insurance Company (LICENSEE) is in the licensing of the Nasdaq-100(R), Nasdaq-100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee or the Product(s). Nasdaq has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT(S) OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"The Nasdaq-100(R)," "Nasdaq-100 Index(R)," "Nasdaq Stock Market(R)" and "Nasdaq" are trade or service marks of The Nasdaq, Inc. (WHIch with its affiliates are the "Corporations") and have been licensed for use by Jackson National Life Insurance Company. The JNL/Mellon Capital Management NASDAQ(R) 15 Fund has not passed on the Corporations as to its legality or suitability. The JNL/Mellon Capital Management NASDAQ(R) 15 Fund is not issued, endorsed, sponsored, managed, sold or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE JNL/MELLON CAPITAL MANAGEMENT NASDAQ(R) 15 FUND.

SERVICES

Jackson National Life of NY is the custodian of the assets of the Separate Account. Jackson National Life of NY holds all cash of the Separate Account and attends to the collection of proceeds of shares of the underlying Fund bought and sold by the Separate Account.

The financial statements of JNLNY Separate Account I and Jackson National Life of NY for the periods indicated have been included herein in reliance upon the reports of ____________, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. ____________ is located at _________________________.

PURCHASE OF SECURITIES BEING OFFERED

The Contracts will be sold by licensed insurance agents. The agents will be registered representatives of broker-dealers that are registered under the Securities Exchange Act of 1934 and members of the National Association of Securities Dealers, Inc. (NASD).

UNDERWRITERS

The Contracts are offered continuously and are distributed by Jackson National Life Distributors, Inc. (JNLD), 8055 E. Tufts Avenue, Denver, Colorado 80237. JNLD is a subsidiary of Jackson National Life Insurance Company. We expect to compensate broker-dealers selling the Contracts, but we paid no commissions in the last three fiscal years because the Contracts were not available for sale. JNLD will not retain any portion of the commissions.

CALCULATION OF PERFORMANCE

When Jackson National Life of NY advertises performance for an Investment Division (except the JNL/Select Money Market Division, we will include quotations of standardized average annual total return to facilitate comparison with standardized average annual total return advertised by other variable annuity separate accounts. Standardized average annual total return for an Investment Division will be shown for periods beginning on the date the Investment Division first invested in the corresponding Fund. We will calculate standardized average annual total return according to the standard methods prescribed by rules of the Securities and Exchange Commission.

Standardized average annual total return for a specific period is calculated by taking a hypothetical $1,000 investment in an Investment Division at the offering on the first day of the period ("initial investment"), and computing the average annual compounded rate of return for the period that would equate the initial investment with the ending redeemable value ("redeemable value") of that investment at the end of the period, carried to at least the nearest hundredth of a percent. Standardized average annual total return is annualized and reflects the deduction of all recurring charges that are charged to all Contracts. The redeemable value also reflects the effect of any applicable withdrawal charge or other charge that may be imposed at the end of the period. No deduction is made for premium taxes that may be assessed by certain states.

Jackson National Life of NY may also advertise non-standardized total return on an annualized and cumulative basis. Non-standardized total return may be for periods other than those required to be presented or may otherwise differ from standardized average annual total return. The Contract is designed for long-term investment; therefore, Jackson National Life of NY believes that non-standardized total return that does not reflect the deduction of any applicable withdrawal charge may be useful to investors. Reflecting the deduction of the withdrawal charge decreases the level of performance advertised. Non-standardized total return may also assume a larger initial investment that more closely approximates the size of a typical Contract.

Standardized average annual total return quotations will be current to the last day of the calendar quarter preceding the date on which an advertisement is submitted for publication. Both standardized average annual total return quotations and non-standardized total return quotations will be based on rolling calendar quarters and will cover at least periods of one, five, and ten years, or a period covering the time the Investment Division has been in existence, if it has not been in existence for one of the prescribed periods.

Quotations of standardized average annual total return and non-standardized total return are based upon historical earnings and will fluctuate. Any quotation of performance should not be considered a guarantee of future performance. Factors affecting the performance of an Investment Division and its corresponding Fund include general market conditions, operating expenses and investment management. An owner's withdrawal value upon surrender of a Contract may be more or less than its original cost.

Jackson National Life of NY may advertise the current annualized yield for a 30-day period for an Investment Division. The annualized yield of an Investment Division refers to the income generated by the Investment Division over a specified 30-day period. Because this yield is annualized, the yield generated by an Investment Division during the 30-day period is assumed to be generated each 30-day period. The yield is computed by dividing the net investment income per accumulation unit earned during the period by the price per unit on the last day of the period, according to the following formula:

[OBJECT OMITTED]

Where:

      a     =     net investment income earned during the period by the Fund attributable to shares owned by the
                  Investment Division.
      b     =     expenses for the Investment Division accrued for the period (net of reimbursements).
      c     =     the average daily number of accumulation units outstanding during the period.
      d     =     the maximum offering price per accumulation unit on the last day of the period.

Net investment income will be determined in accordance with rules established by the Securities and Exchange Commission. Accrued expenses will include all recurring fees that are charged to all Contracts.

Because of the charges and deductions imposed by the Separate Account, the yield for an Investment Division will be lower than the yield for the corresponding Fund. The yield on amounts held in the Investment Divisions normally will fluctuate over time. Therefore, the disclosed yield for any given period is not an indication or representation of future yields or rates of return. An Investment Division's actual yield will be affected by the types and quality of portfolio securities held by the Fund and the Funds operating expenses.

Any current yield quotations of the JNL/Select Money Market Division will consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent. We may advertise yield for the Division based on different time periods, but we will accompany it with a yield quotation based on a seven day calendar period. The JNL/Select Money Market Division's yield will be calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit at the beginning of the base period, subtracting a hypothetical charge reflecting deductions from Contracts, and dividing the net change in account value by the value of the account at the beginning of the period to obtain a base period return and multiplying the base period return by (365/7). The JNL/Select Money Market Division's effective yield is computed similarly but includes the effect of assumed compounding on an annualized basis of the current yield quotations of the Division.

The JNL/Select Money Market Division's yield and effective yield will fluctuate daily. Actual yields will depend on factors such as the type of instruments in the Fund's portfolio, portfolio quality and average maturity, changes in interest rates, and the Fund's expenses. Although the Investment Division determines its yield on the basis of a seven calendar day period, it may use a different time period on occasion. The yield quotes may reflect the expense limitations described in the Fund's Prospectus or Statement of Additional Information. There is no assurance that the yields quoted on any given occasion will be maintained for any period of time and there is no guarantee that the net asset values will remain constant. It should be noted that neither a Contract owner's investment in the JNL/Select Money Market Division nor that Division's investment in the JNL/Select Money Market Division is guaranteed or insured. Yields of other money market Funds may not be comparable if a different base or another method of calculation is used.

ADDITIONAL TAX INFORMATION

NOTE: INFORMATION CONTAINED HEREIN SHOULD NOT BE SUBSTITUTED FOR THE ADVICE OF A PERSONAL TAX ADVISER. JACKSON NATIONAL LIFE OF NY DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY CONTRACT OR ANY TRANSACTION INVOLVING THE CONTRACTS. PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT OTHER SPECIAL RULES MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS OR TO COMPARE THE TAX TREATMENT OF THE CONTRACTS TO THE TAX TREATMENT OF ANY OTHER INVESTMENT.

JACKSON NATIONAL LIFE OF NY'S TAX STATUS

Jackson National Life of NY is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from Jackson National Life of NY and its operations form a part of Jackson National Life of NY.

TAXATION OF ANNUITY CONTRACTS IN GENERAL

Section 72 of the Internal Revenue Code of 1986, as amended (the "Code"), governs taxation of annuities in general. An individual owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a withdrawal or as annuity payments under the annuity option elected. For a withdrawal received as a total surrender (total redemption or a death benefit), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For a payment received as a partial withdrawal from a non-qualified Contract, federal tax liability is generally determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the Contract is withdrawn. In the case of a partial withdrawal under a tax-qualified Contract, a ratable portion of the amount received is taxable. For Contracts issued in connection with non-qualified plans, the cost basis is generally the premiums, while for Contracts issued in connection with tax-qualified plans there may be no cost basis. The taxable portion of a withdrawal is taxed at ordinary income tax rates. Tax penalties may also apply.

For annuity payments, a portion of each payment in excess of an exclusion amount is includable in taxable income. All annuity payments in excess of the exclusion amount are fully taxable at ordinary income rates.

The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period certain or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the fixed or estimated number of years for which annuity payments are to be made. No exclusion is allowed with respect to any payments received after the investment in the Contract has been recovered (i.e., when the total of the excludable amounts equals the investment in the Contract). For certain types of tax-qualified plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code.

The taxable portion is taxed at ordinary income tax rates. Owners, annuitants and beneficiaries under the Contracts should seek competent financial advice about the tax consequences of distributions.

WITHHOLDING TAX ON DISTRIBUTIONS

The Code generally requires Jackson National Life of NY (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a Contract. For "eligible rollover distributions" from Contracts issued under certain types of tax-qualified plans, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" to another eligible plan in a direct transfer. This requirement is mandatory and cannot be waived by the owner.

An "eligible rollover distribution" is the taxable portion of any amount received by a covered employee from a plan qualified under Section 401(a) or 403(a) of the Code, from a tax sheltered annuity qualified under Section 403(b) of the Code or an eligible deferred compensation plan of a state or local government under Section 457(b) (other than (1) a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee, and his or her designated beneficiary, or for a specified period of ten years or more; (2) minimum distributions required to be made under the Code; and (3) hardship withdrawals). Failure to "roll over" the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

Withdrawals or distributions from a Contract other than eligible rollover distributions are also subject to withholding on the estimated taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming 3 withholding exemptions.

Generally, the amount of any payment of interest to a non-resident alien of the United States shall be subject to withholding of a tax equal to 30% of such amount or, if applicable, a lower treaty rate. A payment may not be subject to withholding where the recipient sufficiently establishes that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and such payment is included in the recipient's gross income.

DIVERSIFICATION -- SEPARATE ACCOUNT INVESTMENTS

Section 817(h) of the Code imposes certain asset diversification standards on variable annuity Contracts. The Code provides that a variable annuity Contract will not be treated as an annuity Contract for any period (and any subsequent period) for which the investments held in any segregated asset account underlying the Contract are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the Contract as an annuity Contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity Contracts, such as the Contracts, meet the diversification requirements if, as of the close of each calendar quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

The Treasury Department has issued Regulations establishing diversification requirements for the mutual Funds underlying variable Contracts. These Regulations amplify the diversification requirements for variable Contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under these Regulations, a mutual Fund will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the mutual Fund is represented by any one investment; (2) no more than 70% of the value of the total assets of the mutual Fund is represented by any two investments; (3) no more than 80% of the value of the total assets of the mutual Fund is represented by any three investments; and (4) no more than 90% of the value of the total assets of the mutual Fund is represented by any four investments.

Jackson National Life of NY intends that each Fund of the JNL Series Trust will be managed by its respective investment adviser in such a manner as to comply with these diversification requirements.

At the time the Treasury Department issued the diversification Regulations, it did not provide guidance regarding the circumstances under which Contract owner control of the investments of a segregated asset account would cause the Contract owner to be treated as the owner of the assets of the segregated asset account. Revenue Ruling 2003-91 provides such guidance by describing the circumstances under which the owner of a variable contract will not possess sufficient control over the assets underlying the contract to be treated as the owner of those assets for federal income tax purposes.

Rev. Rul. 2003-91 considered certain variable annuity and variable life insurance contracts and held that the types of actual and potential control that the contract owners could exercise over the investment assets held by the insurance company under these variable contracts was not sufficient to cause the contract owners to be treated as the owners of those assets and thus to be subject to current income tax on the income and gains produced by those assets. Under the contracts in Rev. Rul. 2003-91 there was no arrangement, plan, contract or agreement between the contract owner and the insurance company regarding the availability of a particular investment option and other than the contract owner's right to allocate premiums and transfer funds among the available sub-accounts, all investment decisions concerning the sub-accounts were made by the insurance company or an advisor in its sole and absolute discretion. Twelve investment options were available under the contracts in Rev. Rul. 2003-91 although the insurance company had the right to increase (but to no more than 20) or decrease the number of sub-accounts at any time. The contract owner was permitted to transfer amounts among the various investment options without limitation, subject to incurring fees for more than one transfer per 30-day period.

Like the contracts described in Rev. Rul. 2003-91, under the Contract there will be no arrangement, plan, contract or agreement between a Contract owner and Jackson National Life of NY regarding the availability of a particular Allocation Option and other than the Contract owner's right to allocate premiums and transfer funds among the available Allocation Options, all investment decisions concerning the Allocation Options will be made by Jackson National Life of NY or an advisor in its sole and absolute discretion. The Contract will differ from the contracts described in Rev. Rul. 2003-91 in two respects. The first difference is that the contracts described in Rev. Rul. 2003-91 provided only twelve investment options with the insurance company having the ability to add an additional eight options whereas the Contract offers 55 Investment Divisions and 4 Fixed Accounts although a Contract owner can select no more than 18 Allocation Options at any one time. The second difference is that the owner of a contract in Rev. Rul. 2003-91 could only make one transfer per 30-day period without a fee whereas during the accumulation phase, a Contract owner can make 15 transfers in any one year without a charge.

Rev. Rul. 2003-91 states that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances. Jackson National Life of NY does not believe that the differences between the Contract and the contracts described in Rev. Rul. 2003-91 with respect to the number of investment choices and the number of investment transfers that can be made under the Contract without an additional charge should prevent the holding in Rev. Rul. 2003-91 from applying to the owner of a Contract. At this time, however, it cannot be determined whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. Jackson National Life of NY reserves the right to modify the Contract to the extent required to maintain favorable tax treatment.

MULTIPLE CONTRACTS

The Code provides that multiple non-qualified annuity Contracts that are issued within a calendar year to the same Contract owner by one company or its affiliates are treated as one annuity Contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such multiple Contracts. For purposes of this rule, Contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. Owners should consult a tax adviser prior to purchasing more than one annuity Contract in any calendar year.

PARTIAL 1035 EXCHANGES

Section 1035 of the Code provides that an annuity Contract may be exchanged in a tax-free transaction for another annuity Contract. Historically, it was presumed that only the exchange of an entire Contract, as opposed to a partial exchange, would be accorded tax-free status. In 1998 in CONWAY VS. COMMISSIONER, the Tax Court held that the direct transfer of a portion of an annuity Contract into another annuity Contract qualified as a non-taxable exchange. On November 22, 1999, the Internal Revenue Service filed an Action on Decision that indicated it acquiesced in the Tax Court decision in CONWAY. However, in its acquiescence with the decision of the Tax Court, the Internal Revenue Service stated that it will challenge transactions where taxpayers enter into a series of partial exchanges and annuitizations as part of a design to avoid application of the 10% premature distribution penalty or other limitations imposed on annuity Contracts under the Code. In the absence of further guidance from the Internal Revenue Service it is unclear what specific types of partial exchange designs and transactions will be challenged by the Internal Revenue Service. Due to the uncertainty in this area owners should consult their own tax advisers prior to entering into a partial exchange of an annuity Contract.

CONTRACTS OWNED BY OTHER THAN NATURAL PERSONS

Under Section 72(u) of the Code, the investment earnings on premiums for Contracts will be taxed currently to the owner if the owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to Contracts held by a trust or other entity as an agent for a natural person nor to Contracts held by certain tax-qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

TAX TREATMENT OF ASSIGNMENTS

An assignment or pledge of a Contract may have tax consequences. Any assignment or pledge of a tax-qualified Contract may also be prohibited by ERISA in some circumstances. Owners should, therefore, consult competent legal advisers should they wish to assign or pledge their Contracts.

An assignment or pledge of all or any portion of the value of a Non-Qualified Contract is treated under Section 72 of the Code as an amount not received as an annuity. The value of the Contract assigned or pledged that exceeds the aggregate premiums paid will be included in the individual's gross income. In addition, the amount included in the individual's gross income could also be subject to the 10% penalty tax discussed below under Non-Qualified Contracts.

An assignment or pledge of all or any portion of the value of a Qualified Contract will disqualify the Qualified Contract. If the Qualified Contract is part of a qualified pension or profit-sharing plan, the Code prohibits the assignment or alienation of benefits provided under the plan. If the Qualified Contract is an IRA annuity or a 403(b) annuity, the Code requires the Qualified Contract to be nontransferable. If the Qualified Contract is part of an eligible deferred compensation plan, amounts cannot be made available to plan participants or beneficiaries: (1) until the calendar year in which the participant attains age 70 1/2; (2) when the participant has a severance from employment; or (3) when the participant is faced with an unforeseeable emergency.

DEATH BENEFITS

Any death benefits paid under the Contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity Contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate or gift taxes may also apply.

TAX-QUALIFIED PLANS

The Contracts offered by the Prospectus are designed to be suitable for use under various types of tax-qualified plans. Taxation of owners of a tax-qualified Contract will vary based on the type of plan and the terms and conditions of each specific plan. Owners, annuitants and beneficiaries are cautioned that benefits under a tax-qualified Contract may be subject to the terms and conditions of the plan, regardless of the terms and conditions of the Contracts issued to Fund the plan.

TAX TREATMENT OF WITHDRAWALS

NON-QUALIFIED CONTRACTS

Section 72 of the Code governs treatment of distributions from annuity Contracts. It provides that if the contract value exceeds the aggregate premiums made, any amount withdrawn not in the form of an annuity payment will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are included in a taxpayer's gross income. Section 72 further provides that a 10% penalty will apply to the income portion of any distribution. The penalty is not imposed on amounts received: (1) after the taxpayer reaches 59 1/2; (2) upon the death of the owner; (3) if the taxpayer is totally disabled as defined in Section 72(m)(7) of the Code; (4) in a series of substantially equal periodic payments made at least annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his beneficiary; (5) under an immediate annuity; or (6) which are allocable to premium payments made prior to August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or five years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

TAX-QUALIFIED CONTRACTS

In the case of a withdrawal under a tax-qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a tax-qualified Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (pension and profit sharing plans), 403(b) (tax-sheltered annuities), individual retirement accounts and annuities under 408(a) and (b) (IRAs) and Roth IRAs under 408A. To the extent amounts are not included in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed.

The tax penalty will not apply to the following distributions: (1) if distribution is made on or after the date on which the owner or annuitant (as applicable) reaches age 59 1/2; (2) distributions following the death or disability of the owner or annuitant (as applicable) (for this purpose "disability" is defined in Section 72(m)(7) of the Code); (3) upon separation from service after attainment of age 55, distributions that are part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the owner or annuitant (as applicable) or the joint lives (or joint life expectancies) of such owner or annuitant (as applicable) and his or her designated beneficiary; (4) distributions to an owner or annuitant (as applicable) who has separated from service after he has attained age 55; (5) distributions made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the owner or annuitant (as applicable) for amounts paid during the taxable year for medical care; (6) distributions made to an alternate payee pursuant to a qualified domestic relations order; (7) distributions made on account of an IRS levy upon the qualified Contracts, (8) distributions from an IRA after separation from employment for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Contract owner or annuitant (as applicable) and his or her spouse and dependents if the Contract owner or annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the Contract owner or annuitant (as applicable) has been re-employed for at least 60 days); (9) distributions from an IRA made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) (as applicable) for the taxable year; and (10) distributions from an IRA made to the owner or annuitant (as applicable) which are qualified first time home buyer distributions (as defined in Section 72(t)(8) of the Code). The exceptions stated in items (4) and (6) above do not apply in the case of an IRA. The exception stated in (3) above applies to an IRA without the requirement that there be a separation from service.

With respect to (3) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or five years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Withdrawals of amounts attributable to contributions made pursuant to a salary reduction agreement (in accordance with Section 403(b)(11) of the Code) are limited to the following: when the owner attains age 59 1/2, severs employment, dies, becomes disabled (within the meaning of Section 72(m)(7) of the Code), or in the case of hardship. Hardship withdrawals do not include any earnings on salary reduction contributions. These limitations on withdrawals apply to: (1) salary reduction contributions made after December 31, 1988; (2) income attributable to such contributions; and (3) income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers or exchanges between certain tax-qualified plans. Tax penalties may also apply. While the foregoing limitations only apply to certain Contracts issued in connection with Section 403(b) plans, all owners should seek competent tax advice regarding any withdrawals or distributions.

The taxable portion of a withdrawal or distribution from tax-qualified Contracts may, under some circumstances, be "rolled over" into another eligible plan so as to continue to defer income tax on the taxable portion. Such treatment is available for an "eligible rollover distribution" made by certain types of plans (as described above under "Taxes - Withholding Tax on Distributions") that is transferred within 60 days of receipt into another eligible plan or an IRA. Plans making such eligible rollover distributions are also required, with some exceptions specified in the Code, to provide for a direct transfer of the distribution to the transferee plan designated by the recipient.

Amounts received from IRAs may also be rolled over into other IRAs or certain other plans, subject to limitations set forth in the Code.

Generally, distributions from a tax-qualified plan must commence no later than April 1 of the calendar year following the year in which the employee attains the later of age 70 1/2 or the date of retirement. In the case of an IRA, distributions must commence no later than April 1 of the calendar year following the year in which the owner attains age 70 1/2. Required distributions from defined contribution plans and IRAs are determined by dividing the account balance by the appropriate distribution period found in a uniform lifetime distribution table set forth in IRS regulations. If the sole beneficiary is the Contract holder's or employee's spouse and the spouse is more than 10 years younger than the employee, a longer distribution period measured by the joint life and last survivor expectancy of the Contract holder employee and spouse is permitted to be used. Distributions under a defined benefit plan or an annuity Contract must be paid in the form of periodic annuity payments for the employee's life (or the joint lives of the employee and beneficiary) or over a period certain that does not exceed the period under the uniform lifetime table for the employee's age in the year in which the annuity starting date occurs. If the required minimum distributions are not made, a 50% penalty tax on the amount not distributed is imposed on the individual.

Prior to the date that annuity payments begin under an annuity Contract, the required minimum distribution rules applicable to defined contribution plans and IRAs will be used. For this purpose, the entire interest under an annuity Contract is the account value under the Contract plus the actuarial value of any other benefits such as guaranteed death benefits that will be provided under the Contract.

TYPES OF TAX-QUALIFIED PLANS

The Contracts offered herein are designed to be suitable for use under various types of tax-qualified plans. Taxation of participants in each tax-qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a tax-qualified plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into Jackson National Life of NY's administrative procedures. Jackson National Life of NY is not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a Contract, unless Jackson National Life of NY specifically consents to be bound. Owners, Annuitants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law.

A tax-qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a tax-qualified plan that is tax deferred. However, the Contract has features and benefits other than tax deferral that may make it an appropriate investment for a tax-qualified plan. Following are general descriptions of the types of tax-qualified plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding tax-qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a tax-qualified plan.

Contracts issued pursuant to tax-qualified plans include special provisions restricting Contract provisions that may otherwise be available as described herein. Generally, Contracts issued pursuant to tax-qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Tax-Qualified Contracts. (See "Tax Treatment of Withdrawals - Tax-Qualified Contracts" above.)

On July 6, 1983, the Supreme Court decided in ARIZONA GOVERNING COMMITTEE V. NORRIS that benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by Jackson National Life of NY in connection with certain Tax-Qualified Plans will utilize tables that do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

         (a) Tax-Sheltered Annuities

         Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c) (3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not included in the gross income of the employee until the employee receives distributions from the Contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, non-discrimination and withdrawals. Employee loans are not allowed under these Contracts. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

         (b) Individual Retirement Annuities

         Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "individual retirement annuity" ("IRA annuity"). Under applicable limitations, certain amounts may be contributed to an IRA annuity that will be deductible from the individual's gross income. IRA annuities are subject to limitations on eligibility, contributions, transferability and distributions. Sales of IRA annuities are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as IRA annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

         (c) Roth IRA Annuities

         Section 408A of the Code provides that individuals may purchase a non-deductible IRA annuity, known as a Roth IRA annuity. Purchase payments for Roth IRA annuities are limited to a maximum of $2,000 per year and are not deductible from taxable income. The Economic Growth & Tax Relief Reconciliation Act of 2001 (the "Act") increases the maximum annual dollar limitation limit for IRA contributions (including Roth IRA contributions) from $2,000 to $3,000 for calendar years 2002 through 2004; $4,000 for calendar years 2005 through 2007; and $5,000 for 2008. After 2008, the limit will be adjusted annually for inflation in $500 increments. In addition, the Act allows individuals age 50 and older to make additional catch-up IRA contributions. The otherwise maximum contribution limit (before application of adjusted gross income phase-out limits) for an individual who had celebrated his or her 50th birthday before the end of the tax year is increased by $500 for 2002 through 2005, and $1,000 for 2006 and later.

         Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation (increased as discussed above) continues to apply to all of a taxpayer's IRA annuity contributions, including Roth IRA annuities and non-Roth IRA annuities.

         Qualified distributions from Roth IRA annuities are free from federal income tax. A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution that is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA annuity. The 10% penalty tax and the regular IRA annuity exceptions to the 10% penalty tax apply to taxable distributions from Roth IRA annuities.

         Amounts may be rolled over from one Roth IRA annuity to another Roth IRA annuity. Furthermore, an individual may make a rollover contribution from a non-Roth IRA annuity to a Roth IRA annuity, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA annuity being rolled over that would be included in income if the distributions were not rolled over. There are no similar limitations on rollovers from one Roth IRA annuity to another Roth IRA annuity.

         (d) Pension and Profit-Sharing Plans

         The Internal Revenue Code permits employers, including self-employed individuals, to establish various types of qualified retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be included in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, transferability of benefits, withdrawals and surrenders. Purchasers of Contracts for use with pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

         (e) Eligible Deferred Compensation Plans -- Section 457

         Under Code provisions, employees and independent contractors performing services for state and local governments and other tax-exempt organizations may participate in eligible deferred compensation plans under Section 457 of the Code. The amounts deferred under a Plan that meets the requirements of Section 457 of the Code are not taxable as income to the participant until paid or otherwise made available to the participant or beneficiary. As a general rule, the maximum amount that can be deferred in any one year is the lesser of 100% of the participant's includible compensation or the elective deferral limitation. The Act increases the dollar limit on deferrals to conform to the elective deferral limitation. The Act also increases the elective deferral limitation to $11,000 for 2002 and in $1,000 annual increments thereafter until it reaches $15,000 in 2006. The limit is indexed for inflation after that in $500 increments. In addition, the Act allows individuals in eligible deferred compensation plans of state or local governments age 50 and older to make additional catch-up contributions. The otherwise maximum contribution limit for an individual who had celebrated his or her 50th birthday before the end of the tax year is increased by $1,000 for 2002 and by additional $1,000 increments through 2006, when the catch-up contribution will by $5,000. Catch-up contributions are also available for participants in qualified pension and profit-sharing plans and tax-sheltered annuities under Section 403(b) of the Code.

         In limited circumstances, the plan may provide for additional catch-up contributions in each of the last three years before normal retirement age. Furthermore, the Code provides additional requirements and restrictions regarding eligibility and distributions.

         All of the assets and income of an eligible deferred compensation plan established by a governmental employer must be held in trust for the exclusive benefit of participants and their beneficiaries. For this purpose, custodial accounts and certain annuity Contracts are treated as trusts. The requirement of a trust does not apply to amounts under a Plan of a tax-exempt (non-governmental) employer. In addition, the requirement of a trust does not apply to amounts under a Plan of a governmental employer if the Plan is not an eligible plan within the meaning of section 457(b) of the Code. In the absence of such a trust, amounts under the plan will be subject to the claims of the employer's general creditors.

         In general, distributions from a Plan are prohibited under section 457 of the Code unless made after the participant:

         o  attains age 70 1/2,
         o  severs employment,
         o  dies, or
         o suffers an unforeseeable financial emergency as defined in the regulations.

Under present federal tax law, amounts accumulated in a Plan of a tax-exempt (non-governmental) employer under section 457 of the Code cannot be transferred or rolled over on a tax-deferred basis except for certain transfers to other Plans under Section 457. Amounts accumulated in a Plan of a state or local government employer may be transferred or rolled over to another eligible deferred compensation plan of a state or local government, an IRA, a qualified pension or profit-sharing plan or a tax-sheltered annuity under Section 403(b) of the Code.

NET INVESTMENT FACTOR

The net investment factor is an index applied to measure the net investment performance of an Investment Division from one valuation date to the next. The net investment factor for any Investment Division for any valuation period during the accumulation and annuity phases is determined by dividing (a) by (b) and then subtracting (c) from the result where:

         (a) is the net result of:

                  (1) the net asset value of a Fund share held in the Investment Division determined as of the valuation date at the end of the valuation period, plus

                  (2) the per share amount of any dividend or other distribution declared by the Fund if the "ex-dividend" date occurs during the valuation period, plus or minus

                  (3) a per share credit or charge with respect to any taxes paid or reserved for by Jackson National Life of NY during the valuation period which are determined by Jackson National Life of NY to be attributable to the operation of the Investment Division (no federal income taxes are applicable under present law);

         (b) is the net asset value of the Fund share held in the Investment Division determined as of the valuation date at the end of the preceding valuation period; and

         (c) is the asset charge factor determined by Jackson National Life of NY for the valuation period to reflect the asset based charges (the mortality and expense risks), administration charge, and any applicable charges for optional benefits.

Also see "Income Payments (The Income Phase)" in the Prospectus.

Since the net investment factor may be greater than, less than, or equal to one, and the factor that offsets the 3% investment rate assumed is slightly less than one, the value of an annuity unit (which changes with the product of that factor) and the net investment may increase, decrease or remain the same.

PART C. OTHER INFORMATION

Item 24. Financial Statements and Exhibits
      (a)  Financial Statements:

           (1)  Financial statements and schedules included in Part A:

                Not Applicable

           (2) Financial statements and schedules included in Part B [TO BE FILED BY AMENDMENT]:

                JNLNY Separate Account I

                Report of Independent Accountants as of December 31, 2003 Statement of Assets and Liabilities as of December 31, 2003 Statement of Operations for the Year Ended December 31, 2003 Statement of Changes in Net Assets for the Years Ended December
                  31, 2003, 2002 and 2001

                Notes to Financial Statements

                Jackson National Life Insurance Company of New York

                Report of Independent Accountants as of December 31, 2003 Balance Sheet for the years ended December 31, 2003, 2002 and
                  2001
                Income Statement for the years ended December 31, 2003,
                  2002, and 2001
                Statement of Stockholder's Equity and Comprehensive Income
                  for the years ended December 31, 2003, 2002, and 2001
                Statement of Cash Flows for the years ended
                  December 31, 2003, 2002 and 2001

                Notes to Financial Statements

Item 24.(b) Exhibits

Exhibit  Description
No.

1. Resolution of Depositor's Board of Directors authorizing the establishment of the Registrant, incorporated by reference to Registrant's Registration Statement as filed on October 3, 1997 (File Nos. 333-37175 and 811-08401).

2.       Not Applicable

3.       [TO BE FILED BY PRE-EFFECTIVE AMENDMENT]

4.a. Specimen of the Perspective B Series Fixed and Variable Annuity Contract [TO BE FILED BY PRE-EFFECTIVE AMENDMENT].

b. Specimen of Section 403(b) Tax Sheltered Annuity Endorsement, incorporated by reference to Registrant's Registration Statement as filed on August 19, 2004 (File Nos. 333-118370 and 811-08401).

c. Specimen of Retirement Plan Endorsement, incorporated by reference to Registrant's Registration Statement as filed on August 19, 2004
         (File Nos. 333-118370 and 811-08401).

d. Specimen of Individual Retirement Annuity Endorsement, incorporated by reference to Registrant's Registration Statement as filed on August 19, 2004 (File Nos. 333-118370 and 811-08401).

e. Specimen of Roth Individual Retirement Annuity Endorsement, incorporated by reference to Registrant's Registration Statement as filed on August 19, 2004 (File Nos. 333-118370 and 811-08401).

f. Specimen of Enhanced Dollar Cost Averaging Endorsement, incorporated by reference to Registrant's Pre-Effective Amendment to the Registration Statement filed on December 30, 2004 (File Nos. 333-119659 and 811-08401).

g. Specimen of Return of Premium Death Benefit, incorporated by reference to Registrant's Registration Statement as filed on October 4, 2004 (File Nos. 333-119522 and 811-08401).

h. Specimen of Highest Anniversary Value Death Benefit Option, incorporated by reference to Registrant's Registration Statement as filed on October 4, 2004 (File Nos. 333-119522 and 811-08401).

i. Specimen of 20% Additional Withdrawal Benefit Endorsement, incorporated by reference to Registrant's Post-Effective Amendment No. 6 as filed on June 20, 2003 (File Nos. 333-70384 and 811-08401).

j. Specimen of Shorten Withdrawal Charge Period to 4 Years, [TO BE FILED BY PRE-EFFECTIVE AMENDMENT].

k. Specimen of 3% Contract Enhancement Endorsement, incorporated by reference to the Registrant's Post-Effective Amendment No. 9 filed on September 22, 2003 (File Nos. 333-70384 and 811-08401).

l. Specimen of 4% Contract Enhancement Endorsement [TO BE FILED BY PRE-EFFECTIVE AMENDMENT].

m. Specimen of 2% Contract Enhancement Endorsement, incorporated by reference to Registrant's Post-Effective Amendment No. 12 as filed on July 22, 2004 (File Nos. 333-70384 and 811-08401).

n. Specimen of Guaranteed Minimum Income Benefit Endorsement, incorporated by reference to Registrant's Registration Statement filed on October 4, 2004 (File Nos. 333-119522 and 811-08401).

o. Specimen of Guaranteed Minimum Withdrawal Benefit Endorsement, attached hereto.

p. Specimen of 5% for Life Guaranteed Minimum Withdrawal Benefit Endorsement, attached hereto.

q. Specimen of 4% for Life Guaranteed Minimum Withdrawal Benefit Endorse-ment, incorporated by reference to Registrant's Post-Effective Amendment No. 12 filed via EDGAR on July 22, 2004 (File Nos. 333-70384 and 811-08401).

r. Specimen of Charitable Remainder Trust Endorsement, incorporated by reference to Registrant's Pre-Effective Amendment to the Registration Statement filed on December 30, 2004 (File Nos. 333-119659 and 811-08401).

5.a. Form of the Perspective B Series Fixed and Variable Annuity Application [TO BE FILED BY PRE-EFFECTIVE AMENDMENT].

6.a. Declaration and Charter of Depositor, incorporated by reference to Registrant's Registration Statement filed via EDGAR on October 3, 1997 (File Nos. 333-37175 and 811-08401).

b. By-laws of Depositor, incorporated by reference to Registrant's Registration Statement filed via EDGAR on October 3, 1997 (File Nos. 333-37175 and 811-08401).

7.a.     Variable Annuity GMIB Reinsurance Agreement [TO BE FILED BY AMENDMENT].

8.       Not Applicable

9.       Opinion and Consent of Counsel, attached hereto.

10. Consent of Independent Registered Public Accounting Firm [TO BE FILED BY PRE-EFFECTIVE AMENDMENT].

11.      Not Applicable

12.      Not Applicable

Item 25. Directors and Officers of the Depositor

         Name and Principal                 Positions and Offices
         Business Address                   with Depositor

         Donald B. Henderson, Jr.           Director
         4A Rivermere Apartments
         Bronxville, NY  10708

         David L. Porteous                  Director
         20434 Crestview Drive
         Reed City, MI  49777

         Donald T. DeCarlo                  Director
         200 Manor Road
         Douglaston, New York 11363

         Joanne P. McCallie                 Director
         1 Birch Road
         110 Berkowitz
         East Lansing, MI 48824

         Herbert G. May III                 Chief Administrative Officer &
         275 Grove St Building 2            Director
         4th floor
         Auburndale, MA 02466

         Richard D. Ash                     Vice President -
         1 Corporate Way                    Actuary & Appointed Actuary
         Lansing, MI 48951

         John B. Banez                      Vice President -
         1 Corporate Way                    Systems and Programming
         Lansing, MI 48951

         James Binder                       Vice President -
         1 Corporate Way                    Finance and Corporate Strategy
         Lansing, MI 48951

         John H. Brown                      Vice President - Government
         1 Corporate Way                    Relations & Director
         Lansing, MI 48951

         Joseph Mark Clark                  Vice President -
         1 Corporate Way                    Policy Administration
         Lansing, MI 48951

         Marianne Clone                     Vice President - Administration -
         1 Corporate Way                    Customer Service Center & Director
         Lansing, MI 48951

         James B. Croom                     Vice President &
         1 Corporate Way                    Deputy General Counsel
         Lansing, MI 48951

         Gerald W. Decius                   Vice President -
         1 Corporate Way                    Systems Application Coordinator
         Lansing, MI 48951

         Lisa C. Drake                      Senior Vice President - Chief
         1 Corporate Way                    Actuary
         Lansing, MI 48951

         Robert A. Fritts                   Senior Vice President &
         1 Corporate Way                    Controller - Financial
         Lansing, MI 48951                  Operations

         James D. Garrison                  Vice President - Tax
         1 Corporate Way
         Lansing, MI 48951

         Julia A. Goatley                   Vice President, Senior Counsel,
         1 Corporate Way                    Assistant Secretary & Director
         Lansing, MI 48951

         James Golembiewski                 Vice President & Chief of Compliance
         1 Corporate Way                    for Separate Accounts, Senior
         Lansing, MI 48951                  Counsel & Assistant Secretary

         Andrew B. Hopping                  Executive Vice President,
         1 Corporate Way                    Chief Financial Officer,
         Lansing, MI 48951                  Treasurer & Chairman of the Board

         Stephen A. Hrapkiewicz, Jr.        Senior Vice President - Human
         1 Corporate Way                    Resources
         Lansing, MI 48951

         Clifford J. Jack                   Executive Vice President &
         8055 E. Tufts Avenue               Chief Distribution Officer
         Suite 1000
         Denver, CO 80237

         Cheryl L. Johns                    Vice President - Life Division
         1 Corporate Way
         Lansing, MI 48951

         Timo P. Kokko                      Vice President - Support
         1 Corporate Way                    Services
         Lansing, MI 48951

         Everett W. Kunzelman               Vice President - Underwriting
         1 Corporate Way
         Lansing, MI 48951

         Clark P. Manning                   President, Chief Executive Officer
         1 Corporate Way                    & Director
         Lansing, MI 48951

         Thomas J. Meyer                    Senior Vice President,
         1 Corporate Way                    General Counsel &
         Lansing, MI 48951                  Secretary

         Keith R. Moore                     Vice President - Technology
         1 Corporate Way
         Lansing, MI 48951

         P. Chad Myers                      Senior Vice President - Asset/
         1 Corporate Way                    Liability Management
         Lansing, MI 48951

         J. George Napoles                  Executive Vice President &
         1 Corporate Way                    Chief Information Officer
         Lansing, MI 48951

         Mark D. Nerud                      Vice President - Fund
         225 W. Wacker Drive                Accounting & Administration
         Suite 1200
         Chicago, IL 60606

         Russell E. Peck                    Vice President - Financial
         1 Corporate Way                    Operations & Director
         Lansing, MI 48951

         Bradley J. Powell                  Vice President - Institutional
         210 Interstate North Parkway       Marketing Group
         Suite 401
         Atlanta, GA 30339-2120

         Laura L. Prieskorn                 Vice President - Model Office
         1 Corporate Way
         Lansing, MI 48951

         James B. Quinn                     Vice President - Broker
         1 Corporate Way                    Management
         Lansing, MI 48951

         James R. Sopha                     Executive Vice President -
         1 Corporate Way                    Corporate Development
         Lansing, MI 48951

         Robert M. Tucker, Jr.              Vice President - Regional
         1 Corporate Way                    Information Technology
         Lansing, MI 48951

         Michael A. Wells                   Chief Operating Officer
         401 Wilshire Boulevard             & Director
         Suite 1200
         Santa Monica, CA 90401

         Karen S. Weidman                   Vice President - Administration -
         8055 E. Tufts Avenue               Denver Service Center
         Suite 1000
         Denver, CO 80237


Item 26.   Persons Controlled by or Under Common Control with the Depositor or Registrant.

           Company             State of Organization         Control/Ownership            Business Principal

120 Orion, LLC                  South Carolina               100% Jackson National Life   Real Estate
                                                             Insurance Company

Alaiedon, LLC                   Michigan                     100% Hermitage
                                                             Management LLC

Alcona Funding LLC              Delaware                     100% Jackson National Life   Investment Related
                                                             Insurance Company            Company

BH Clearing, LLC                Michigan                     100% Jackson National Life   Broker/Dealer
                                                             Insurance Company

Berrien Funding LLC             Delaware                     100% Jackson National Life   Investment Related
                                                             Insurance Company            Company

Brooke Finance Corporation      Delaware                     100% Brooke Holdings, Inc.   Finance Company

Brooke Holdings, Inc.           Delaware                     100% Brooke Holdings (UK)    Holding Company Activities
                                                             Limited

Brooke Holdings (UK) Limited    United Kingdom               100% Holborn Delaware        Holding Company Activities
                                                             Corporation

Brooke Investment, Inc.         Delaware                     100% Brooke Holdings, Inc.   Investment Related Company

Brooke Life Insurance Company   Michigan                     100% Brooke Holdings, Inc.   Life Insurance

Brooke (Jersey) Limited         United Kingdom               100% Prudential One Limited  Holding Company Activities

Calhoun Funding LLC             Delaware                     100% Jackson National Life   Investment Related
                                                             Insurance Company            Company

Crescent Telephone              Delaware                     100% Jackson National Life   Telecommunications
                                                             Insurance Company

Curian Capital, LLC             Michigan                     100% Jackson National Life   Registered Investment
                                                             Insurance Company            Advisor

Equestrian Pointe Investors,    Illinois                     100% Jackson National Life   Real Estate
L.L.C.                                                       Insurance Company

Forty Partners #1, L.C.         Missouri                     100% Jackson National Life   Real Estate
                                                             Insurance Company

GCI Holding Corporation         Delaware                     70% Jackson National Life    Holding Company Activities
                                                             Insurance Company

GS28 Limited                    United Kingdom               100% Brooke Holdings (UK)    Holding Company Activities
                                                             Limited

Hermitage Management, LLC       Michigan                     100% Jackson National Life   Advertising Agency
                                                             Company Insurance

Holborn Delaware Corporation    Delaware                     100% Prudential Four         Holding Company Activities
                                                             Limited

Holliston Mills                 Delaware                     70% Jackson National Life    Textile Mfg.
                                                             Insurance Company

Industrial Coatings Group       Delaware                     70% Jackson National Life    Textile Mfg.
                                                             Insurance Company

IFC Holdings, Inc.              Delaware                     100% National Planning       Broker/Dealer
                                                             Holdings Inc.

Investment Centers of America   Delaware                     100% IFC Holdings, Inc.      Broker/Dealer

JNL Investors Series Trust      Massachusetts                100% Jackson National        Investment Company
                                                             Life Insurance Company

Jackson National Asset          Michigan                     100% Jackson National Life   Investment Adviser and
Management, LLC                                              Insurance Company            Transfer Agent

Jackson National Life           Bermuda                      100% Jackson National        Life Insurance
(Bermuda) Ltd.                                               Life Insurance Company

Jackson National Life           Delaware                     100% Jackson National Life   Advertising/Marketing
Distributors, Inc.                                           Insurance Company            Corporation and
                                                                                          Broker/Dealer

Jackson National Life           New York                     100% Jackson National Life   Life Insurance
Insurance Company of New York                                Insurance Company

JNLI LLC                        Delaware                     100% Jackson National Life   Tuscany Notes
                                                             Insurance Company

JNL Securities, LLC             Michigan                     100% Curian Capital, LLC     Broker/Dealer and
                                                                                          Insurance Agency

JNL Series Trust                Massachusetts                Common Law Trust with        Investment Company
                                                             contractual association
                                                             with Jackson National Life
                                                             Insurance Company of New
                                                             York

JNL Variable Fund LLC           Delaware                     100% Jackson National        Investment Company
                                                             Separate Account - I

JNL Variable Fund III LLC       Delaware                     100% Jackson National        Investment Company
                                                             Separate Account III

JNL Variable Fund IV LLC        Delaware                     100% Jackson National        Investment Company
                                                             Separate Account IV

JNL Variable Fund V LLC         Delaware                     100% Jackson National        Investment Company
                                                             Separate Account V

JNLNY Variable Fund I LLC       Delaware                     100% JNLNY Separate          Investment Company
                                                             Account I

JNLNY Variable Fund II LLC      Delaware                     100% JNLNY Separate          Investment Company
                                                             Account II

LePages Management Company, LP  Delaware                     50% LePages MC, LLC

LePages MC, LLC                 Delaware                     100% PPM Management, Inc.

Meadows NRH Associates, L.P.    Texas                        100% Meadows NRH, Inc.       Real Estate

Meadows NRH, Inc.               Texas                        100% Jackson National Life   Real Estate
                                                             Insurance Company

National Planning Corporation   Delaware                     100% National Planning       Broker/Dealer and
                                                             Holdings, Inc.               Investment Adviser

National Planning Holdings,     Delaware                     100% Brooke Holdings, Inc.   Holding Company Activities
Inc.

Piedmont Funding LLC            Delaware                     100% Jackson National Life   Investment Related
                                                             Insurance Company            Company

PPM Holdings, Inc.              Delaware                     100% Brooke Holdings, Inc.   Holding Company Activities

Prudential plc                  United Kingdom               Publicly Traded              Financial Institution

Prudential One Limited          United Kingdom               100% Prudential plc          Holding Company Activities

Prudential Two Limited          United Kingdom               100% Prudential One Limited  Holding Company Activities

Prudential Three Limited        United Kingdom               100% Prudential One Limited  Holding Company Activities

Prudential Four Limited         United Kingdom               80% Prudential One Limited,  Holding Company Activities
                                                             10% Prudential Two Limited,
                                                             10% Prudential Three
                                                             Limited

SII Investments, Inc.           Wisconsin                    100% National Planning       Broker/Dealer
                                                             Holdings, Inc.


Item 27. Not applicable.

Item 28. Indemnification

Provision is made in the Company's By-Laws for indemnification by the Company of any person made or threatened to be made a party to an action or proceeding, whether civil or criminal by reason of the fact that he or she is or was a director, officer or employee of the Company or then serves or has served any other corporation in any capacity at the request of the Company, against expenses, judgments, fines and amounts paid in settlement to the full extent that officers and directors are permitted to be indemnified by the laws of the State of New York.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriter

(a) Jackson National Life Distributors, Inc. acts as general distributor for the JNLNY Separate Account I. Jackson National Life Distributors, Inc. also acts as general distributor for the Jackson National Separate Account - I, the Jackson National Separate Account III, the Jackson National Separate Account IV, the Jackson National Separate Account V, and the JNLNY Separate Account II.

(b) Directors and Officers of Jackson National Life Distributors, Inc.:

NAME AND BUSINESS ADDRESS         POSITIONS AND OFFICES WITH UNDERWRITER
-------------------------         --------------------------------------

Michael A. Wells                   Director
401 Wilshire Blvd.
Suite 1200
Santa Monica, CA 90401

Andrew B. Hopping                  Director and Chief Financial Officer
1 Corporate Way
Lansing, MI 48951

Clifford J. Jack                   President and Chief Executive Officer
8055 E. Tufts Avenue
Suite 1000
Denver, CO 80237

Nikhil Advani                      Vice President - Product Management
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Stephen M. Ash                     Vice President - Finance
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Michael Bell                       Senior Vice President and Chief Legal Officer
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Kristen (West) Billows             Vice President - Fixed Annuities Marketing
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

William Britt                      Vice President - Market Planning and
8055 E. Tufts Avenue               Analysis
Suite 1100
Denver, CO 80237

Tori Bullen                        Vice President - Institutional Marketing
210 Interstate North Parkway       Group
Suite 401
Atlanta, GA 30339-2120

Maura Collins                      Vice Presdent - Regulatory Accounting and
8055 E. Tufts Avenue               Special Projects
Suite 1100
Denver, CO 80237

Anthony L. Dowling                 Assistant Vice President and
8055 E. Tufts Avenue               Chief Compliance Officer
Suite 1100
Denver, CO 80237

Joseph D. Emanuel                  Executive Vice President
8055 E. Tufts Avenue
Suite 1000
Denver, CO 80237

Steve Goldberg                     Vice President - Guaranteed Product
8055 E. Tufts Avenue               Development
Suite 1100
Denver, CO 80237

Luis Gomez                         Vice President - Creative Services
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Thomas Hurley                      Vice President - Market Research
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Steve Kluever                      Vice President - Variable Product
8055 E. Tufts Avenue               Development
Suite 1100
Denver, CO 80237

David R. Lilien                    Senior Vice President - National Sales
8055 E. Tufts Avenue               Development
Suite 1100
Denver, CO 80237

James Livingston                   Senior Vice President - Product Development
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Susan McClure                      Vice President - Business Development and
8055 E. Tufts Avenue               Chief of Staff
Suite 1100
Denver, CO 80237

James McCorkle                     Vice President of National Accounts
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Thomas J. Meyer                    Secretary
1 Corporate Way
Lansing, MI 48951

Michael Nicola                     Senior Vice President - Strategic
8055 E. Tufts Avenue               Relationships
Suite 1100
Denver, CO 80237

Bradley J. Powell                  Executive Vice President
210 Interstate North Parkway
Suite 401
Atlanta, GA 30339-2120

Peter Radloff                      Vice President - Marketing
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Gregory B. Salsbury                Executive Vice President
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Marilynn Scherer                   Vice President - National Sales Development
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Greg Smith                         Senior Vice President - Project Management/
8055 E. Tufts Avenue               Business Solutions
Suite 1100
Denver, CO 80237

David Sprague                      Vice President - National Sales Development
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Daniel Starishevsky                Vice President - Variable Annuity Marketing
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Doug Townsend                      Vice President, Controller and FinOp
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Ray Trueblood                      Vice President - National Sales Development
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Bruce Wing                         Senior Vice President and National Director
8055 E. Tufts Avenue               of Life Sales
Suite 1100
Denver, CO 80237

Phil Wright                        Vice President - Copywriting Services
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237


(c)

                       NEW UNDERWRITING      COMPENSATION ON
NAME OF PRINCIPAL       DISCOUNTS AND          REDEMPTION          BROKERAGE
UNDERWRITER             COMMISSIONS          OR ANNUITIZATION     COMMISSIONS           COMPENSATION
-----------             -----------             -----------       -----------           -----------

Jackson National Life
Distributors, Inc.      Not Applicable       Not Applicable       Not Applicable        Not Applicable


Item 30. Location of Accounts and Records

           Jackson National Life Insurance Company of New York
           2900 Westchester Avenue
           Purchase, NY 10577

           Jackson National Life Insurance Company of New York
           Annuity Service Center
           8055 East Tufts Ave., Second Floor
           Denver, CO 80237

           Jackson National Life Insurance Company of New York
           Institutional Marketing Group Service Center
           1 Corporate Way
           Lansing, MI 48951

           Jackson National Life Insurance Company of New York
           225 West Wacker Drive, Suite 1200
           Chicago, IL 60606


Item 31. Management Services
           Not Applicable


Item 32. Undertakings and Representations

a. Jackson National Life Insurance Company of New York hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
           (16) months old for so long as payment under the variable annuity contracts may be accepted.

b. Jackson National Life Insurance Company of New York hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

c. Jackson National Life Insurance Company of New York hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

d. Jackson National Life Insurance Company of New York represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Jackson National Life Insurance Company of New York.

e. The Registrant hereby represents that any contract offered by the prospectus and which is issued pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended, is issued by the Registrant in reliance upon, and in compliance with, the Securities and Exchange Commission's industry-wide no-action letter to the American Council of Life Insurance (publicly available November 28,
           1988) which permits withdrawal restrictions to the extent necessary to comply with IRC Section 403(b)(11).

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it and has caused this Registration Statement to be signed on its behalf, in the City of Lansing, and State of Michigan, on this 6th day of January, 2005.

JNLNY Separate Account I
(Registrant)

By: Jackson National Life Insurance Company of New York

By: /s/ Thomas J. Meyer
-----------------------------------------------
Thomas J. Meyer
Senior Vice President, General Counsel,
Secretary and Director

Jackson National Life Insurance Company of New York (Depositor)

By: /s/ Thomas J. Meyer
-----------------------------------------------
Thomas J. Meyer
Senior Vice President, General Counsel,
Secretary and Director

       As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/S/ THOMAS J. MEYER*                                          January 6, 2005
----------------------------                                  ------------------
Clark P. Manning                                              Date
President and Chief Executive Officer

/S/ THOMAS J. MEYER*                                          January 6, 2005
----------------------------                                  ------------------
Andrew B. Hopping                                             Date
Executive Vice President,
Chief Financial Officer,
Treasurer and Chairman of
the Board

/S/ THOMAS J. MEYER*                                          January 6, 2005
----------------------------                                  ------------------
Herbert G. May III                                            Date
Chief Administrative Officer and Director

/S/ THOMAS J. MEYER*                                          January 6, 2005
----------------------------                                  ------------------
Bradley J. Powell                                             Date
Vice President - IMG and Director

/S/ THOMAS J. MEYER*                                          January 6, 2005
----------------------------                                  ------------------
Thomas J. Meyer                                               Date
Senior Vice President, General Counsel,
Secretary and Director

/S/ THOMAS J. MEYER*                                          January 6, 2005
----------------------------                                  ------------------
Donald B. Henderson, Jr.                                      Date
Director

/S/ THOMAS J. MEYER*                                          January 6, 2005
----------------------------                                  ------------------
David C. Porteous                                             Date
Director

/S/ THOMAS J. MEYER*                                          January 6, 2005
----------------------------                                  ------------------
Donald T. DeCarlo                                             Date
Director



* Thomas J. Meyer, Attorney In Fact

                                POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned as a director and/or officer of JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK (the Depositor), a New York corporation, hereby appoints Andrew B. Hopping, Thomas J. Meyer and Clark P. Manning (with full power to each of them to act alone) his attorney-in-fact and agent, each with full power of substitution and resubstitution, for and in his name, place and stead, in any and all capacities, to execute, deliver and file in the names of the undersigned, any of the documents referred to below relating to the registration statement on Form N-4, under the Investment Company Act of 1940, as amended, and under the Securities Act of 1933, as amended, covering the registration of a Variable Annuity Contract issued by JNLNY Separate Account I (the Registrant), including the initial registration statements, any amendment or amendments thereto, with all exhibits and any and all documents required to be filed with respect thereto with any regulatory authority. Each of the undersigned grants to each of said attorney-in-fact and agent, full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes as he could do in person, thereby ratifying all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

        This Power of Attorney may be executed in one or more counterparts, each of which shall be deemed to be an original, and all of which shall be deemed to be a single document.

        IN WITNESS WHEREOF, each of the undersigned director and/or officer hereby executes this Power of Attorney as of the 5th day of January, 2004.

/S/ CLARK P. MANNING
-------------------------------------
Clark P. Manning
President and Chief Executive Officer

/S/ ANDREW B. HOPPING
-------------------------------------
Andrew B. Hopping
Executive Vice President, Chief
Financial Officer and Director

/S/ BRADLEY J. POWELL
-------------------------------------
Bradley J. Powell
Vice President - IMG and Director

/S/ HERBERT G. MAY III
-------------------------------------
Herbert G. May III
Chief Administrative Officer and
Director

/S/ JAMES G. GOLEMBIEWSKI
-------------------------------------
James G. Golembiewski
Vice President, Associate General
Counsel

/S/ THOMAS J. MEYER
-------------------------------------
Thomas J. Meyer
Senior Vice President, General
Counsel and Director

/S/ DONALD B. HENDERSON, JR.
-------------------------------------
Donald B. Henderson, Jr.
Director

/S/ HENRY J. JACOBY
-------------------------------------
Henry J. Jacoby
Director

/S/ DAVID L. PORTEOUS
-------------------------------------
David L. Porteous
Director

/S/ DONALD T. DECARLO
-------------------------------------
Donald T. DeCarlo
Director

                                  Exhibit List
Exhibit No.     Description

4.o. Specimen of Guaranteed Minimum Withdrawal Benefit Endorsement, attached hereto.

4.p. 5% for Life Guaranteed Minimum Withdrawal Benefit Endorsement, attached hereto.

9.             Opinion and Consent of Counsel, attached hereto as EX-9.